UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2022

On March 7, 2023, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2022 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2022 and 2021 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2022.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2023	By:	/s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the consolidated financial statements of Kookmin Bank and its subsidiaries (collectively the “Group”), which comprise the statements of financial position as of December 31, 2022 and 2021, the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2022 and 2021

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	2,4,6,7,36	~~W~~	25,127,794	~~W~~	25,164,991
Financial assets at fair value through profit or loss	4,6,8,12		21,213,408		18,834,364
Derivative financial assets	4,6,9		7,767,592		2,965,626
Loans measured at amortized cost	4,6,8,10,11		374,671,976		361,144,701
Financial investments	4,6,8,12		75,250,169		63,744,909
Investments in associates	13		529,981		390,957
Property and equipment	8,14		3,837,511		3,933,943
Investment property	14		345,156		325,065
Intangible assets	15		1,054,696		1,028,494
Net defined benefit asset	23		307,749		—
Current income tax assets	32		192,041		61,314
Deferred income tax assets	16,32		181,257		149,869
Assets held for sale	17		211,757		237,318
Other assets	4,6,18		7,078,425		5,583,347

Total assets		~~W~~	517,769,512	~~W~~	483,564,898

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	108,862	~~W~~	112,698
Derivative financial liabilities	4,6,9		7,271,434		2,749,412
Deposits	4,6,19		381,746,749		363,141,416
Borrowings	4,6,20		45,073,117		32,523,161
Debentures	4,6,21		29,787,722		29,718,734
Provisions	22		533,370		426,867
Net defined benefit liabilities	23		16,243		155,284
Current income tax liabilities	32		63,029		57,281
Deferred income tax liabilities	16,32		153,844		701,561
Other liabilities	4,6,24,30		19,291,883		21,089,571

Total liabilities			484,046,253		450,675,985

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		873,850		574,523
Capital surplus	25		5,025,335		5,025,335
Accumulated other comprehensive income	25,34		12,751		1,395,156
Retained earnings	25,33,34		25,834,192		23,660,721
(Provision of regulatory reserve for credit losses December 31, 2022: ~~W~~2,915,162 million December 31, 2021: ~~W~~2,534,401 million)
(Amounts estimated to be appropriated December 31, 2022: ~~W~~102,853 million December 31, 2021: ~~W~~380,761 million)

Equity attributable to the shareholder of the Parent Company			33,768,024		32,677,631
Non-controlling interests			(44,765)		211,282

Total equity			33,723,259		32,888,913

Total liabilities and equity		~~W~~	517,769,512	~~W~~	483,564,898

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Notes	2022		2021
Interest income		~~W~~	15,358,701	~~W~~	10,674,361
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			15,068,856		10,515,589
Interest income from financial instruments at fair value through profit or loss			289,845		158,772
Interest expense			(6,067,680)		(2,945,885)

Net interest income	26		9,291,021		7,728,476

Fee and commission income			1,530,158		1,586,944
Fee and commission expense			(433,550)		(399,063)

Net fee and commission income	27		1,096,608		1,187,881

Net gains on financial instrument at fair value through profit or loss	28		210,581		342,834

Net other operating expenses	29		(944,100)		(819,739)

General and administrative expenses	14,15,23,30,40		(4,697,951)		(4,402,731)

Operating income before provision for credit losses			4,956,159		4,036,721

Provision for credit losses	7,11,12,18,22		(1,121,170)		(522,728)

Net operating income			3,834,989		3,513,993
Share of profit of associates	13		12,666		57,156
Net other non-operating expenses	31		(37,865)		(79,605)

Net non-operating expenses			(25,199)		(22,449)

Profit before income tax expense			3,809,790		3,491,544
Income tax expense	32		(1,081,483)		(953,515)

Profit for the period			2,728,307		2,538,029

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2022: ~~W~~2,893,162 million
December 31, 2021: ~~W~~2,210,003 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		178,516		(71,615)
Gains (losses) on equity securities at fair value through other comprehensive income			(953,990)		873,707
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			145,979		208,480
Losses on debt securities at fair value through other comprehensive income			(467,183)		(274,010)
Share of other comprehensive income (loss) of associates			(64)		165
Losses on hedging instruments of net investments in foreign operations	9		(64,990)		(54,409)
Gains on cash flow hedging instruments	9		34,010		9,984

Other comprehensive income (loss) for the period, net of tax	34		(1,127,722)		692,302

Total comprehensive income for the period		~~W~~	1,600,585	~~W~~	3,230,331

Profit (loss) attributable to:
Shareholder of the Parent Company		~~W~~	2,996,015	~~W~~	2,590,764
Non-controlling interests			(267,708)		(52,735)

		~~W~~2,728,307		~~W~~2,538,029

Total comprehensive income (loss) for the period attributable to:
Shareholder of the Parent Company		~~W~~	1,856,632	~~W~~	3,265,921
Non-controlling interests			(256,047)		(35,590)

		~~W~~1,600,585		~~W~~3,230,331

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

	Attributable to the shareholder of the Parent Company
(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interests		Total equity
Balance as of January 1, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	4,808,482	~~W~~	494,445	~~W~~	22,243,552	~~W~~	265,176	~~W~~	30,408,074

Comprehensive income for the period
Profit for the period		—		—		—		—		2,590,764		(52,735)		2,538,029
Remeasurements of net defined benefit liabilities		—		—		—		(72,054)		—		439		(71,615)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		1,105,217		(231,510)		—		873,707
Currency translation differences		—		—		—		192,705		—		15,775		208,480
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		(274,941)		—		931		(274,010)
Share of other comprehensive loss of associates		—		—		—		165		—		—		165
Losses on hedging instruments of net investments in foreign operations		—		—		—		(54,409)		—		—		(54,409)
Gains on cash flow hedging instruments		—		—		—		9,984		—		—		9,984

Total comprehensive income for the period		—		—		—		906,667		2,359,254		(35,590)		3,230,331

Transactions with the shareholder
Dividends		—		—		—		—		(917,941)		—		(917,941)
Dividends on hybrid securities		—		—		—		—		(24,144)		—		(24,144)
Transactions with non-controlling interests		—		—		216,853		(5,956)		—		(18,304)		192,593

Total transactions with the shareholder		—		—		216,853		(5,956)		(942,085)		(18,304)		(749,492)

Balance as of December 31, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,025,335	~~W~~	1,395,156	~~W~~	23,660,721	~~W~~	211,282	~~W~~	32,888,913

Balance as of January 1, 2022	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,025,335	~~W~~	1,395,156	~~W~~	23,660,721	~~W~~	211,282	~~W~~	32,888,913

Comprehensive income for the period
Profit for the period		—		—		—		—		2,996,015		(267,708)		2,728,307
Remeasurements of net defined benefit liabilities		—		—		—		178,310		—		206		178,516
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(1,197,012)		243,022		—		(953,990)
Currency translation differences		—		—		—		133,064		—		12,915		145,979
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		(465,723)		—		(1,460)		(467,183)
Share of other comprehensive loss of associates		—		—		—		(64)		—		—		(64)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(64,990)		—		—		(64,990)
Gains on cash flow hedging instruments		—		—		—		34,010		—		—		34,010

Total comprehensive income for the period		—		—		—		(1,382,405)		3,239,037		(256,047)		1,600,585

Transactions with the shareholder
Dividends		—		—		—		—		(1,031,167)		—		(1,031,167)
Issuance of hybrid securities		—		299,327		—		—		—		—		299,327
Dividends on hybrid securities		—		—		—		—		(34,399)		—		(34,399)

Total transactions with the shareholder		—		299,327		—		—		(1,065,566)		—		(766,239)

Balance as of December 31, 2022	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,025,335	~~W~~	12,751	~~W~~	25,834,192	~~W~~	(44,765)	~~W~~	33,723,259

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Profit for the period		~~W~~	2,728,307	~~W~~	2,538,029

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(35,202)		(161,792)
Net losses (gains) on derivative financial instrument for hedging purposes			(28,984)		13,132
Provision for credit losses			1,121,172		523,010
Net losses (gains) on financial investments			7,069		(12,736)
Share of profit of associates			(12,666)		(57,156)
Depreciation and amortization expense			546,505		537,628
Other net losses (gains) on property and equipment/intangible assets			(37,402)		18,731
Share-based payment			15,169		27,995
Post-employment benefits			167,049		158,512
Net interest income			140,022		405,793
Losses (gains) on foreign currency translation			403,201		(89,447)
Other expenses			121,304		45,514

			2,407,237		1,409,184

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,286,906)		(1,629,702)
Derivative financial instrument			171,107		71,935
Loans measured at amortized cost			(12,832,141)		(32,510,459)
Current income tax assets			(117,679)		(4,308)
Deferred income tax assets			(30,828)		(90,423)
Other assets	2,36		(1,260,800)		447,075
Financial liabilities at fair value through profit or loss			(11,866)		(34,193)
Deposits			17,771,160		31,129,121
Deferred income tax liabilities			(74,165)		165,924
Other liabilities			(1,317,782)		3,221,530

			1,010,100		766,500

Net cash inflow from operating activities			6,145,644		4,713,713

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			(1,774)		9,575
Disposal of financial assets at fair value through profit or loss			7,165,287		6,019,093
Acquisition of financial assets at fair value through profit or loss			(8,544,547)		(6,993,541)
Disposal of financial investments			17,993,936		42,261,739
Acquisition of financial investments			(32,223,758)		(46,589,385)
Disposal of investments in associates			47,178		197,396
Acquisition of investments in associates			(272,448)		(89,644)
Disposal of property and equipment			13,931		9,050
Acquisition of property and equipment			(188,828)		(198,681)
Disposal of investment property			—		1,581
Disposal of intangible assets			245		1,834
Acquisition of intangible assets			(66,475)		(92,474)
Net cash flows from changes in ownership of subsidiaries			55,369		80,451
Others			14,657		(23,269)

Net cash outflow from investing activities			(16,007,227)		(5,406,275)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			33,402		5,870
Increase in borrowings			11,575,186		4,743,115
Increase in debentures			21,932,190		20,014,042
Decrease in debentures			(22,129,719)		(17,598,345)
Payment of dividends			(1,031,167)		(917,941)
Decrease in other payables to trust accounts			(1,225,402)		(509,106)
Cash outflow from consolidated equtiy transactions			—		(188,419)
Issuance of hybrid securities			299,327		—
Others			699,254		(257,954)

Net cash inflow from financing activities			10,153,071		5,291,262

Effect of exchange rate changes on cash and cash equivalents	2,36		(58,464)		358,761

Net increase in cash and cash equivalents			233,024		4,957,461
Cash and cash equivalents at the beginning of the period	2,36		23,121,497		18,164,036

Cash and cash equivalents at the end of the period	2,36	~~W~~	23,354,521	~~W~~	23,121,497

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1. Reporting Entity

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2022, the Bank’s paid-in capital is \ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2022, the Bank operates its Seoul headquarters and 856 domestic branches, and nine overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

- Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1016 Property, Plant and Equipment—Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the financial statements.

- Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Fair value measurement

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2022.

The Group classified some restricted demand deposits, such as reserve deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents; however, following the International Accounting Standards Interpretation Committee’s decision that cash and cash equivalents include restricted demand deposits, some restricted demand deposits, such as reserve deposits, have been classified as cash and cash equivalents and retroactively applied from January 1, 2022. The comparative consolidated financial statements have been restated to reflect changes made due to retrospectively application

The application of these accounting policy changes has no effect on the consolidated statements of financial position as of December 31, 2022 and 2021, and the consolidated statements of comprehensive income for the years ended December 31, 2022 and 2021.

Effects on the consolidated statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

2.1.2.1 Increase in details of statement of Cash Flow

(In millions of Korean won)	2022	2021
Increase in other assets	173,382	4,681,486
Increase of exchange rate changes on cash and cash equivalents denominated in foreign currency	87,913	83,083
Increase in beginning balance of cash and cash equivalents	16,124,306	11,359,737
Increase in ending balance of cash and cash equivalents	16,385,601	16,124,306

2.1.2.2 Statement of Cash Flow (2022)

(In millions of Korean won)	Before	After	Increase
Other assets	(1,434,182)	(1,260,800)	173,382
Exchange rate changes on cash and cash equivalents denominated in foreign currency	(146,377)	(58,464)	87,913
Beginning balance of cash and cash equivalents	6,997,191	23,121,497	16,124,306
Ending balance of cash and cash equivalents	6,968,920	23,354,521	16,385,601

2.1.2.3 Statement of Cash Flow (2021)

(In millions of Korean won)	Before	After	Increase
Other assets	(4,234,411)	447,075	4,681,486
Exchange rate changes on cash and cash equivalents denominated in foreign currency	275,678	358,761	83,083
Beginning balance of cash and cash equivalents	6,804,299	18,164,036	11,359,737
Ending balance of cash and cash equivalents	6,997,191	23,121,497	16,124,306

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. The Group does not expect that this new standard has a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the reporting entity’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

2.4.4 Net defined benefit asset(liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level	2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level	3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of 13 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Growth rate of construction investment	(-)
Rate of increase in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

As of December 31, 2022, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currency risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group hedges the foreign currency risk only the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20 ~ 40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Group can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than \ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Group’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Group conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Financial assets
Due from financial institutions [1]	22,567,276	22,520,401
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	20,756,579	18,513,088
Loans measured at fair value through profit or loss	149,075	93,930
Due from financial institutions measured at fair value through profit or loss	90,006	113,622
Derivatives	7,767,592	2,965,626
Loans measured at amortized cost [1]	374,671,976	361,144,701
Financial investments:
Securities measured at fair value through other comprehensive income	38,363,832	38,140,906
Securities measured at amortized cost [1]	35,236,794	22,164,594
Loans measured at fair value through other comprehensive income	231,021	269,609
Other financial assets [1]	6,709,627	5,277,227

	506,543,778	471,203,704

Off-balance sheet items [2]
Acceptances and guarantees contracts	12,510,649	10,212,730
Financial guarantee contracts	7,261,581	6,021,250
Commitments	108,399,534	97,135,905

	128,171,764	113,369,885

	634,715,542	584,573,589

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non- impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	126,368,871	4,955,880	3,372	—	—	131,328,123
Grade 2	57,584,222	7,924,915	4,480	—	—	65,513,617
Grade 3	3,274,510	3,096,139	14,694	—	—	6,385,343
Grade 4	480,299	888,101	13,821	—	—	1,382,221
Grade 5	11,864	415,237	1,893,260	—	—	2,320,361

	187,719,766	17,280,272	1,929,627	—	—	206,929,665

Retail
Grade 1	156,074,706	3,990,601	10,917	—	—	160,076,224
Grade 2	3,297,187	3,732,378	12,737	—	—	7,042,302
Grade 3	961,206	1,212,650	14,973	—	—	2,188,829
Grade 4	21,458	140,868	5,529	—	—	167,855
Grade 5	20,549	325,174	642,967	—	—	988,690

	160,375,106	9,401,671	687,123	—	—	170,463,900

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	25,210	—	—	—	—	25,210
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,219	16,593	—	—	17,812

	25,210	1,219	16,593	—	—	43,022

	348,120,082	26,683,162	2,633,343	—	—	377,436,587

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	171,194	—	—	—	—	171,194
Grade 2	59,827	—	—	—	—	59,827
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	231,021	—	—	—	—	231,021

	231,021	—	—	—	—	231,021

	348,351,103	26,683,162	2,633,343	—	—	377,667,608

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	103,439,876	4,787,901	3,583	—	—	108,231,360
Grade 2	62,433,823	7,488,667	4,321	—	—	69,926,811
Grade 3	4,622,781	2,794,294	2,489	—	—	7,419,564
Grade 4	479,723	1,025,557	7,548	—	—	1,512,828
Grade 5	12,851	351,420	2,082,350	—	—	2,446,621

	170,989,054	16,447,839	2,100,291	—	—	189,537,184

Retail
Grade 1	157,931,555	4,297,133	10,972	—	—	162,239,660
Grade 2	4,174,715	4,066,176	12,202	—	—	8,253,093
Grade 3	762,603	1,128,603	8,161	—	—	1,899,367
Grade 4	38,566	140,041	3,134	—	—	181,741
Grade 5	494,814	305,052	605,210	—	—	1,405,076

	163,402,253	9,937,005	639,679	—	—	173,978,937

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	32,376	—	—	—	—	32,376
Grade 3	935	—	—	—	—	935
Grade 4	—	—	—	—	—	—
Grade 5	—	—	22,209	—	—	22,209

	33,311	—	22,209	—	—	55,520

	334,424,618	26,384,844	2,762,179	—	—	363,571,641

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	189,872	—	—	—	—	189,872
Grade 2	79,737	—	—	—	—	79,737
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	269,609	—	—	—	—	269,609

	269,609	—	—	—	—	269,609

	334,694,227	26,384,844	2,762,179	—	—	363,841,250

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2022 and 2021, are as follows:

	Corporate	Retail

Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	99,393,584	7,045,683	286,796	—	—	106,726,063
Deposits and savings	1,854,286	141,016	46,971	—	—	2,042,273
Property and equipment	4,368,754	749,547	131,148	—	—	5,249,449
Real estate	185,056,374	15,469,830	1,604,270	—	—	202,130,474

	290,672,998	23,406,076	2,069,185	—	—	316,148,259

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	89,847,133	6,586,809	391,042	—	—	96,824,984
Deposits and savings	1,606,882	98,380	75,674	—	—	1,780,936
Property and equipment	4,364,540	327,722	279,961	—	—	4,972,223
Real estate	177,948,425	13,477,437	1,953,759	—	—	193,379,621

	273,766,980	20,490,348	2,700,436	—	—	296,957,764

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,528,652	—	—	—	—	33,528,652
Grade 2	1,713,576	—	—	—	—	1,713,576
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,242,228	—	—	—	—	35,242,228

Securities measured at fair value through other comprehensive income
Grade 1	35,699,164	—	—	—	—	35,699,164
Grade 2	2,530,046	53,861	—	—	—	2,583,907
Grade 3	53,011	9,169	—	—	—	62,180
Grade 4	13,941	4,640	—	—	—	18,581
Grade 5	—	—	—	—	—	—

	38,296,162	67,670	—	—	—	38,363,832

	73,538,390	67,670	—	—	—	73,606,060

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	21,219,056	—	—	—	—	21,219,056
Grade 2	935,607	—	—	—	—	935,607
Grade 3	5,588	7,641	—	—	—	13,229
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	22,160,251	7,641	—	—	—	22,167,892

Securities measured at fair value through other comprehensive income
Grade 1	35,690,767	—	—	—	—	35,690,767
Grade 2	2,377,924	—	—	—	—	2,377,924
Grade 3	29,108	3,973	—	—	—	33,081
Grade 4	39,134	—	—	—	—	39,134
Grade 5	—	—	—	—	—	—

	38,136,933	3,973	—	—	—	38,140,906

	60,297,184	11,614	—	—	—	60,308,798

* Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2022 and 2021, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,678,308	—	—	—	20,678,308
Grade 2	1,428,613	—	—	—	1,428,613
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	462,230	—	—	—	462,230

	22,569,151	—	—	—	22,569,151

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,705,356	—	—	—	20,705,356
Grade 2	1,305,500	—	—	—	1,305,500
Grade 3	61,177	—	—	—	61,177
Grade 4	439,511	—	—	—	439,511
Grade 5	10,984	—	—	—	10,984

	22,522,528	—	—	—	22,522,528

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2022 and 2021, are the same as the criteria for securities other than equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Deposits, savings, securities, and others	2,092,136	424,731

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	166,731,576	180,852,359	—	347,583,935	92.00	(1,738,345)	345,845,590
Japan	—	1,150,151	—	1,150,151	0.30	(1,756)	1,148,395
United States	—	4,915,464	—	4,915,464	1.30	(14,868)	4,900,596
China	140,061	7,131,142	—	7,271,203	1.92	(39,023)	7,232,180
Cambodia	2,265,875	3,768,170	—	6,034,045	1.60	(66,198)	5,967,847
Indonesia	1,174,259	2,896,037	43,022	4,113,318	1.09	(767,622)	3,345,696
Others	152,129	6,596,438	—	6,748,567	1.79	(136,799)	6,611,768

	170,463,900	207,309,761	43,022	377,816,683	100.00	(2,764,611)	375,052,072

	December 31, 2021
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	170,760,822	168,733,575	—	339,494,397	93.28	(1,459,209)	338,035,188
Japan	86	1,082,456	—	1,082,542	0.30	(2,332)	1,080,210
United States	—	3,313,100	—	3,313,100	0.91	(25,289)	3,287,811
China	34,982	6,743,756	—	6,778,738	1.86	(34,315)	6,744,423
Cambodia	1,748,349	3,115,992	—	4,864,341	1.34	(66,155)	4,798,186
Indonesia	1,249,822	3,710,586	55,520	5,015,928	1.38	(821,707)	4,194,221
Others	184,876	3,201,258	—	3,386,134	0.93	(17,933)	3,368,201

	173,978,937	189,900,723	55,520	363,935,180	100.00	(2,426,940)	361,508,240

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 496 million and ~~W~~ 675 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	17,917,921	8.64	(17,541)	17,900,380
Manufacturing	52,426,642	25.29	(570,253)	51,856,389
Service	91,366,145	44.07	(414,123)	90,952,022
Wholesale and retail	28,795,086	13.89	(346,570)	28,448,516
Construction	5,061,780	2.44	(207,249)	4,854,531
Public sector	1,653,869	0.80	(84,005)	1,569,864
Others	10,088,318	4.87	(162,642)	9,925,676

	207,309,761	100.00	(1,802,383)	205,507,378

	December 31, 2021
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	18,037,439	9.50	(13,657)	18,023,782
Manufacturing	48,190,687	25.38	(502,209)	47,688,478
Service	80,868,551	42.58	(387,437)	80,481,114
Wholesale and retail	26,108,596	13.75	(246,687)	25,861,909
Construction	4,387,199	2.31	(202,627)	4,184,572
Public sector	1,832,305	0.96	(94,668)	1,737,637
Others	10,475,946	5.52	(289,934)	10,186,012

	189,900,723	100.00	(1,737,219)	188,163,504

* Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 496 million and ~~W~~ 675 million, respectively.

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	94,184,985	55.24	(158,566)	94,026,419
General loan	76,278,915	44.74	(787,905)	75,491,010
Credit card	43,022	0.02	(15,757)	27,265

	170,506,922	100.00	(962,228)	169,544,694

	December 31, 2021
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	93,249,089	53.58	(68,753)	93,180,336
General loan	80,729,848	46.39	(600,372)	80,129,476
Credit card	55,520	0.03	(20,596)	34,924

	174,034,457	100.00	(689,721)	173,344,736

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	15,950,511	16.30	(17,178)	15,933,333
Group2	35,821,717	36.62	(40,603)	35,781,114
Group3	35,626,337	36.42	(45,807)	35,580,530
Group4	10,020,031	10.24	(12,809)	10,007,222
Group5	399,823	0.41	(618)	399,205
Group6	11,588	0.01	(74)	11,514

	97,830,007	100.00	(117,089)	97,712,918

	December 31, 2021
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	16,780,623	17.13	(10,465)	16,770,158
Group2	39,583,150	40.41	(10,375)	39,572,775
Group3	31,772,074	32.43	(9,957)	31,762,117
Group4	9,677,419	9.88	(6,517)	9,670,902
Group5	140,182	0.14	(273)	139,909
Group6	10,328	0.01	(87)	10,241

	97,963,776	100.00	(37,674)	97,926,102

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	22,569,151	100.00	(1,875)	22,567,276

	22,569,151	100.00	(1,875)	22,567,276

Securities measured at fair value through profit or loss
Government and government funded institutions	5,268,226	25.38	—	5,268,226
Finance and insurance [1]	14,163,418	68.24	—	14,163,418
Others	1,324,935	6.38	—	1,324,935

	20,756,579	100.00	—	20,756,579

Derivative financial assets
Government and government funded institutions	56,464	0.73	—	56,464
Finance and insurance [1]	7,345,736	94.57	—	7,345,736
Others	365,392	4.70	—	365,392

	7,767,592	100.00	—	7,767,592

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,939,808	38.94	—	14,939,808
Finance and insurance	17,440,865	45.46	—	17,440,865
Others	5,983,159	15.60	—	5,983,159

	38,363,832	100.00	—	38,363,832

Securities measured at amortized cost
Government and government funded institutions	16,921,939	48.02	—	16,921,939
Finance and insurance	17,749,393	50.36	(5,109)	17,744,284
Others	570,896	1.62	(325)	570,571

	35,242,228	100.00	(5,434)	35,236,794

	124,699,382		(7,309)	124,692,073

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	22,522,528	100.00	(2,127)	22,520,401

	22,522,528	100.00	(2,127)	22,520,401

Securities measured at fair value through profit or loss
Government and government funded institutions	3,367,648	18.19	—	3,367,648
Finance and insurance [1]	12,336,217	66.64	—	12,336,217
Others	2,809,223	15.17	—	2,809,223

	18,513,088	100.00	—	18,513,088

Derivative financial assets
Government and government funded institutions	6,985	0.24	—	6,985
Finance and insurance [1]	2,810,005	94.75	—	2,810,005
Others	148,636	5.01	—	148,636

	2,965,626	100.00	—	2,965,626

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,553,504	35.54	—	13,553,504
Finance and insurance	19,463,563	51.03	—	19,463,563
Others	5,123,839	13.43	—	5,123,839

	38,140,906	100.00	—	38,140,906

Securities measured at amortized cost
Government and government funded institutions	12,402,272	55.95	—	12,402,272
Finance and insurance	9,552,417	43.09	(3,075)	9,549,342
Others	213,203	0.96	(223)	212,980

	22,167,892	100.00	(3,298)	22,164,594

	104,310,040		(5,425)	104,304,615

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 6,432 million and ~~W~~ 8,223 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,991,323	75.29	—	16,991,323
United States	2,173,982	9.63	(27)	2,173,955
Others	3,403,846	15.08	(1,848)	3,401,998

	22,569,151	100.00	(1,875)	22,567,276

Securities measured at fair value through profit or loss
Korea	19,316,603	93.06	—	19,316,603
United States	897,338	4.32	—	897,338
Others	542,638	2.62	—	542,638

	20,756,579	100.00	—	20,756,579

Derivative financial assets
Korea	3,456,882	44.50	—	3,456,882
United States	1,325,575	17.07	—	1,325,575
France	1,281,270	16.50	—	1,281,270
Others	1,703,865	21.93	—	1,703,865

	7,767,592	100.00	—	7,767,592

Securities measured at fair value through other comprehensive income *
Korea	34,586,537	90.15	—	34,586,537
United States	732,183	1.91	—	732,183
Others	3,045,112	7.94	—	3,045,112

	38,363,832	100.00	—	38,363,832

Securities measured at amortized cost
Korea	30,511,462	86.58	(3,746)	30,507,716
United States	2,740,296	7.78	(949)	2,739,347
United Kingdom	111,146	0.32	(89)	111,057
Others	1,879,324	5.32	(650)	1,878,674

	35,242,228	100.00	(5,434)	35,236,794

	124,699,382		(7,309)	124,692,073

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,666,513	74.00	—	16,666,513
United States	2,381,704	10.57	(39)	2,381,665
Others	3,474,311	15.43	(2,088)	3,472,223

	22,522,528	100.00	(2,127)	22,520,401

Securities measured at fair value through profit or loss
Korea	16,289,547	87.99	—	16,289,547
United States	1,246,236	6.73	—	1,246,236
Others	977,305	5.28	—	977,305

	18,513,088	100.00	—	18,513,088

Derivative financial assets
Korea	1,060,073	35.75	—	1,060,073
United States	707,545	23.86	—	707,545
France	370,787	12.50	—	370,787
Others	827,221	27.89	—	827,221

	2,965,626	100.00	—	2,965,626

Securities measured at fair value through other comprehensive income *
Korea	34,298,370	89.93	—	34,298,370
United States	556,810	1.46	—	556,810
Others	3,285,726	8.61	—	3,285,726

	38,140,906	100.00	—	38,140,906

Securities measured at amortized cost
Korea	21,250,543	95.86	(2,803)	21,247,740
United States	76,812	0.35	(106)	76,706
United Kingdom	157,558	0.71	(141)	157,417
Others	682,979	3.08	(248)	682,731

	22,167,892	100.00	(3,298)	22,164,594

	104,310,040		(5,425)	104,304,615

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 6,432 million and ~~W~~ 8,223 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest and payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	108,862	—	—	—	—	—	108,862
Derivatives held for trading [1]	7,166,578	—	—	—	—	—	7,166,578
Derivatives held for hedging [2]	—	(558)	5,312	24,067	66,255	3,502	98,578
Deposits [3]	165,559,338	29,758,040	45,029,511	129,992,322	17,707,676	1,246,571	389,293,458
Borrowings	59,631	18,276,814	5,913,564	13,305,936	7,627,555	1,039,377	46,222,877
Debentures	11,117	1,755,336	4,612,664	12,426,307	8,177,425	4,794,132	31,776,981
Lease liabilities	164	15,554	30,494	115,109	208,982	20,075	390,378
Other financial liabilities	—	13,431,913	1,508	132,242	58,663	—	13,624,326

	172,905,690	63,237,099	55,593,053	155,995,983	33,846,556	7,103,657	488,682,038

Off-balance sheet items
Commitments [4]	108,399,534	—	—	—	—	—	108,399,534
Acceptances and guarantees contracts	12,510,649	—	—	—	—	—	12,510,649
Financial guarantee contracts [5]	7,261,581	—	—	—	—	—	7,261,581

	128,171,764	—	—	—	—	—	128,171,764

	December 31, 2021
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	112,698	—	—	—	—	—	112,698
Derivatives held for trading [1]	2,706,941	—	—	—	—	—	2,706,941
Derivatives held for hedging [2]	—	2,291	5,996	6,589	15,213	1,423	31,512
Deposits [3]	197,481,610	16,451,640	30,892,560	109,842,440	9,940,768	1,412,235	366,021,253
Borrowings	55,250	9,790,484	4,454,109	10,242,437	7,335,764	901,063	32,779,107
Debentures	14,528	1,163,009	3,233,191	12,576,806	9,468,210	4,769,756	31,225,500
Lease liabilities	139	15,672	29,838	113,617	215,641	18,616	393,523
Other financial liabilities	—	16,929,504	1,486	119,647	47,631	—	17,098,268

	200,371,166	44,352,600	38,617,180	132,901,536	27,023,227	7,103,093	450,368,802

Off-balance sheet items
Commitments [4]	97,135,905	—	—	—	—	—	97,135,905
Acceptances and guarantees contracts	10,212,730	—	—	—	—	—	10,212,730
Financial guarantee contracts [5]	6,021,250	—	—	—	—	—	6,021,250

	113,369,885	—	—	—	—	—	113,369,885

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	337	8,038	13,090	49,098	—	70,563
Cash flow to be paid of net-settled derivatives	218	975	1,571	93	—	2,857

	December 31, 2021
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	601	427	2,989	—	—	4,017
Cash flow to be paid of net-settled derivatives	313	2,437	3,238	110	—	6,098

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Group has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.2 Observation method of market risk arising from trading positions

The Group measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risk arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 VaR

(a) VaR

The Group uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Group uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Group measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(c) Stress Testing

The Group carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Group carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a quarter.

VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2022
Interest rate risk	34,923	16,541	64,356	47,093
Stock price risk	8,606	5,142	11,061	9,407
Currency risk	24,054	14,428	41,815	41,189
Diversification effect				(5,140)

Total VaR	49,701	22,144	99,436	92,549

	2021
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2021
Interest rate risk	20,051	6,372	55,670	16,534
Stock price risk	9,067	4,537	24,824	5,513
Currency risk	27,886	17,820	49,264	21,522
Diversification effect				(13,039)

Total VaR	40,915	15,986	115,347	30,530

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Interest rate risk	18,545	25,432
Stock price risk	4,686	6
Currency risk	70,757	46,173

	93,988	71,611

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b) Stock price risk

Stock price risk arises mainly from stock positions held by principal guaranteed trust and derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flow, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2021, are as follows:

	December 31, 2022		December 31, 2021
(In millions of Korean won)	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	165,634	162,959	936,965	564,771
Scenario 2 (Parallel shock down)	290,330	—	—	—
Scenario 3 (Short rates down and long rates up)	266,737		273,951
Scenario 4 (Short rates up and long rates down)	268,261		311,497
Scenario 5 (Short rates shock up)	288,737		568,246
Scenario 6 (Short rates shock down)	132,998		345,987
Maximum out of six scenarios	290,330	162,959	936,965	564,771
Basic capital	31,176,032		30,491,173

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	4,964,404	339,074	170,860	40,392	543,311	1,606,586	7,664,627
Financial assets at fair value through profit or loss	2,036,628	—	349,039	—	—	161,943	2,547,610
Derivatives held for trading	533,788	—	115	10	19,053	1,006	553,972
Derivatives held for hedging	193,063	—	—	—	—	290	193,353
Loans measured at amortized cost	32,541,243	683,704	2,360,630	622,702	1,944,500	5,442,230	43,595,009
Financial assets at fair value through other comprehensive income	4,409,688	—	9,091	5,677	556,052	873,788	5,854,296
Financial assets at amortized cost	4,197,224	—	—	37,816	60,013	1,041,651	5,336,704
Other financial assets	1,646,663	292,283	351,415	23,545	92,508	135,484	2,541,898

	50,522,701	1,315,061	3,241,150	730,142	3,215,437	9,262,978	68,287,469

Financial liabilities
Derivatives held for trading	271,778	246	182	10	6,868	957	280,041
Derivatives held for hedging	104,856	—	—	—	—	—	104,856
Deposits	25,220,691	1,244,037	1,381,500	344,559	2,301,110	5,205,509	35,697,406
Borrowings	18,652,958	458,856	363,990	351,536	266,727	1,419,793	21,513,860
Debentures	6,939,542	—	2,041,516	—	36,288	601,929	9,619,275
Other financial liabilities	3,495,067	266,505	188,414	13,502	100,020	237,452	4,300,960

	54,684,892	1,969,644	3,975,602	709,607	2,711,013	7,465,640	71,516,398

Off-balance sheet items	20,669,795	—	189,450	60,382	220,890	475,611	21,616,128

	December 31, 2021
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	5,663,272	335,167	211,344	50,876	489,219	1,005,355	7,755,233
Financial assets at fair value through profit or loss	2,157,251	—	326,279	—	—	143,386	2,626,916
Derivatives held for trading	148,078	—	—	—	5,549	821	154,448
Derivatives held for hedging	82,062	—	—	—	—	90	82,152
Loans measured at amortized cost	26,281,961	583,537	1,546,316	234,612	1,774,589	5,642,904	36,063,919
Financial assets at fair value through other comprehensive income	5,490,476	5,152	121,573	6,273	536,747	351,873	6,512,094
Financial assets at amortized cost	706,511	—	—	—	48,435	448,750	1,203,696
Other financial assets	1,416,785	36,398	95,892	6,874	48,406	115,705	1,720,060

	41,946,396	960,254	2,301,404	298,635	2,902,945	7,708,884	56,118,518

Financial liabilities
Derivatives held for trading	193,160	71	71	—	18,224	1,223	212,749
Derivatives held for hedging	42,470	—	—	—	—	—	42,470
Deposits	20,794,853	847,257	1,835,384	106,321	1,935,261	5,361,049	30,880,125
Borrowings	14,112,294	456,029	304,678	190,436	—	1,412,587	16,476,024
Debentures	6,026,995	—	1,338,391	—	102,443	435,515	7,903,344
Other financial liabilities	1,611,665	23,141	138,497	15,037	74,403	155,868	2,018,611

	42,781,437	1,326,498	3,617,021	311,794	2,130,331	7,366,242	57,533,323

Off-balance sheet items	16,739,153	353	186,938	800	250,239	524,708	17,702,191

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.6 Risk management according to interest rate benchmark reform

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2022 and 2021, are as follows:

	December 31, 2022 *		December 31, 2021 *

(In millions of Korean won)	USD LIBOR	Others	USD LIBOR	Others
Measured at fair value (non-derivative)
Financial investments at fair value through other comprehensive income	22,800	—	231,702	—
Measured at amortized cost
Loans	1,946,200	—	3,726,542	55,800
Borrowings and debentures	152,200	—	513,069	—
Others
Derivative financial instruments	—	—	1,126,930	—

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2022. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2021: 8.0%), Tier 1 Capital ratio of 9.5% (December 31, 2021: 9.5%), and Total Capital ratio of 11.5% (December 31, 2021: 11.5%)).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Group has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Group complied with external capital adequacy requirements as of December 31, 2022 and 2021.

Apart from the capital adequacy ratio, the Group evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Total Capital:	36,232,973	35,572,367
Tier 1 Capital	30,963,124	30,491,173
Common Equity Tier 1 Capital	30,089,274	29,916,650
Additional Tier 1 Capital	873,850	574,523
Tier 2 Capital	5,269,849	5,081,194
Risk-Weighted Assets:	207,557,905	203,569,325
Credit risk [1]	182,292,999	181,149,126
Market risk [2]	12,611,416	10,833,390
Operational risk [3]	12,653,490	11,586,809
Total Capital ratio (%):	17.46	17.47
Tier 1 Capital ratio (%)	14.92	14.98
Common Equity Tier 1 Capital ratio (%)	14.50	14.70

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Internal Model-Based Method and Standard Method.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,172,125	4,472,888	9,097	—	9,654,110
Intersegment net operating revenues (expenses)	(174,057)	—	157,029	17,028	—

	4,998,068	4,472,888	166,126	17,028	9,654,110

Net interest income	4,720,718	3,936,872	631,654	1,777	9,291,021
Interest income	7,831,383	5,763,852	1,864,274	(100,808)	15,358,701
Interest expense	(3,110,665)	(1,826,980)	(1,232,620)	102,585	(6,067,680)
Net fee and commission income	385,884	261,350	463,849	(14,475)	1,096,608
Fee and commission income	546,634	415,858	600,152	(32,486)	1,530,158
Fee and commission expense	(160,750)	(154,508)	(136,303)	18,011	(433,550)
Net gains on financial instruments at fair value through profit or loss	73,680	—	244,515	(107,614)	210,581
Net other operating income (expenses)	(182,214)	274,666	(1,173,892)	137,340	(944,100)
General and administrative expenses	(1,972,147)	(2,092,770)	(633,959)	925	(4,697,951)
Operating income before provision for credit losses	3,025,921	2,380,118	(467,833)	17,953	4,956,159
Provision for credit losses	(778,260)	(281,868)	11,807	(72,849)	(1,121,170)
Net operating income	2,247,661	2,098,250	(456,026)	(54,896)	3,834,989
Share of profit of associates	—	—	12,666	—	12,666
Net other non-operating expenses	(13,317)	—	(5,215)	(19,333)	(37,865)
Segment profit before income tax expense	2,234,344	2,098,250	(448,575)	(74,229)	3,809,790
Income tax expense	(732,211)	(522,478)	158,696	14,510	(1,081,483)

Profit for the year	1,502,133	1,575,772	(289,879)	(59,719)	2,728,307

Profit attributable to the shareholder of the Parent Company	1,505,240	1,575,772	(289,879)	204,882	2,996,015
Loss attributable to non-controlling interests	(3,107)	—	—	(264,601)	(267,708)
Total assets *	211,989,036	165,273,848	148,763,232	(8,256,604)	517,769,512
Total liabilities *	205,382,625	191,786,626	91,870,560	(4,993,558)	484,046,253

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

	2021
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	3,719,822	2,958,198	1,761,432	—	8,439,452
Intersegment net operating revenues (expenses)	(95,647)	—	65,492	30,155	—

	3,624,175	2,958,198	1,826,924	30,155	8,439,452

Net interest income	3,802,477	3,541,539	388,970	(4,510)	7,728,476
Interest income	5,317,800	4,437,930	943,600	(24,969)	10,674,361
Interest expense	(1,515,323)	(896,391)	(554,630)	20,459	(2,945,885)
Net fee and commission income	390,619	392,060	414,798	(9,596)	1,187,881
Fee and commission income	534,749	535,530	549,265	(32,600)	1,586,944
Fee and commission expense	(144,130)	(143,470)	(134,467)	23,004	(399,063)
Net gains (losses) on financial instruments at fair value through profit or loss	29,407	—	316,537	(3,110)	342,834
Net other operating income (expenses)	(598,328)	(975,401)	706,619	47,371	(819,739)
General and administrative expenses	(1,831,948)	(2,036,855)	(535,382)	1,454	(4,402,731)
Operating income before provision for credit losses	1,792,227	921,343	1,291,542	31,609	4,036,721
Provision for credit losses	(392,956)	(125,876)	(4,294)	398	(522,728)
Net operating income	1,399,271	795,467	1,287,248	32,007	3,513,993
Share of loss of associates	—	—	57,156	—	57,156
Net other non-operating income	(9,237)	—	(52,812)	(17,556)	(79,605)
Segment profit before income tax expense	1,390,034	795,467	1,291,592	14,451	3,491,544
Income tax expense	(368,577)	(218,753)	(317,138)	(49,047)	(953,515)

Profit for the year	1,021,457	576,714	974,454	(34,596)	2,538,029

Profit attributable to the shareholder of the Parent Company	1,022,699	576,714	974,454	16,897	2,590,764
Profit attributable to non-controlling interests	(1,242)	—	—	(51,493)	(52,735)
Total assets *	189,310,448	169,513,344	131,447,842	(6,706,736)	483,564,898
Total liabilities *	197,834,530	180,815,013	75,034,139	(3,007,697)	450,675,985

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Corporate banking service	5,172,125	3,719,822
Retail banking service	4,472,888	2,958,198
Others	9,097	1,761,432

	9,654,110	8,439,452

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2022 and 2021, and major non-current assets as of December 31, 2022 and 2021, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2022	2021	December 31, 2022	December 31, 2021
Domestic	8,769,566	7,768,786	4,331,433	4,385,855
United States	71,327	37,332	14,485	7,009
New Zealand	12,378	12,857	1,382	1,932
China	150,024	110,251	18,429	19,320
Japan	18,939	17,482	1,480	2,019
Myanmar	6,360	5,140	1,736	2,993
Vietnam	25,409	10,185	2,159	2,132
Cambodia	514,222	390,383	33,581	29,545
United Kingdom	30,430	23,571	5,808	885
Singapore	(3,149)	—	8,492	—
Indonesia	57,556	57,635	319,033	360,556
India	1,048	5,830	394	839
Consolidation adjustments	—	—	498,951	474,417

	9,654,110	8,439,452	5,237,363	5,287,502

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

	December 31, 2022		December 31, 2021

(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	25,127,794	25,120,077	25,164,991	25,164,936
Financial assets at fair value through profit or loss:	21,213,408	21,213,408	18,834,364	18,834,364
Debt securities	20,756,579	20,756,579	18,513,088	18,513,088
Equity securities	217,748	217,748	113,724	113,724
Loans	149,075	149,075	93,930	93,930
Others	90,006	90,006	113,622	113,622
Derivatives held for trading	7,529,366	7,529,366	2,835,202	2,835,202
Derivatives held for hedging	238,226	238,226	130,424	130,424
Loans measured at amortized cost	374,671,976	372,232,275	361,144,701	361,047,763
Financial assets at fair value through other comprehensive income:	40,013,375	40,013,375	41,580,315	41,580,315
Debt securities	38,363,832	38,363,832	38,140,906	38,140,906
Equity securities	1,418,522	1,418,522	3,169,800	3,169,800
Loans	231,021	231,021	269,609	269,609
Securities measured at amortized cost	35,236,794	33,418,180	22,164,594	21,880,536
Other financial assets	6,709,627	6,709,627	5,277,227	5,277,227

	510,740,566	506,474,534	477,131,818	476,750,767

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	108,862	112,698	112,698
Derivatives held for trading	7,166,578	7,166,578	2,706,941	2,706,941
Derivatives held for hedging	104,856	104,856	42,471	42,471
Deposits	381,746,749	381,288,577	363,141,416	363,049,803
Borrowings	45,073,117	44,746,350	32,523,161	32,447,493
Debentures	29,787,722	29,611,888	29,718,734	29,780,948
Other financial liabilities	17,376,336	17,376,336	19,715,198	19,715,198

	481,364,220	480,403,447	447,960,619	447,855,552

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities, Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model and independent external professional valuation institutions. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	7,216,086	9,613,485	4,383,837	21,213,408
Debt securities	7,059,911	9,613,485	4,083,183	20,756,579
Equity securities	66,169	—	151,579	217,748
Loans	—	—	149,075	149,075
Others	90,006	—	—	90,006
Derivatives held for trading	—	7,529,333	33	7,529,366
Derivatives held for hedging	—	238,226	—	238,226
Financial assets at fair value through other comprehensive income:	11,855,563	27,352,216	805,596	40,013,375
Debt securities	11,242,637	27,121,195	—	38,363,832
Equity securities	612,926	—	805,596	1,418,522
Loans	—	231,021	—	231,021

	19,071,649	44,733,260	5,189,466	68,994,375

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivatives held for trading	—	7,166,128	450	7,166,578
Derivatives held for hedging	—	104,856	—	104,856

	108,862	7,270,984	450	7,380,296

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	4,085,766	11,434,023	3,314,575	18,834,364
Debt securities	3,910,659	11,434,023	3,168,406	18,513,088
Equity securities	61,485	—	52,239	113,724
Loans	—	—	93,930	93,930
Others	113,622	—	—	113,622
Derivatives held for trading	—	2,835,141	61	2,835,202
Derivatives held for hedging	—	130,424	—	130,424
Financial assets at fair value through other comprehensive income:	11,823,832	28,907,384	849,099	41,580,315
Debt securities	9,503,131	28,637,775	—	38,140,906
Equity securities	2,320,701	—	849,099	3,169,800
Loans	—	269,609	—	269,609

	15,909,598	43,306,972	4,163,735	63,380,305

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivatives held for trading	—	2,706,549	392	2,706,941
Derivatives held for hedging	—	42,471	—	42,471

	112,698	2,749,020	392	2,862,110

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	9,613,485
Debt securities	9,613,485	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	7,529,333	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	238,226	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	27,352,216
Debt securities	27,121,195	DCF Model	Discount rate
Loans	231,021	DCF Model	Discount rate

	44,733,260

Financial liabilities
Derivatives held for trading	7,166,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	104,856	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	7,270,984

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	11,434,023
Debt securities	11,434,023	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,835,141	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	130,424	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	28,907,384
Debt securities	28,637,775	DCF Model	Discount rate
Loans	269,609	DCF Model	Discount rate

	43,306,972

Financial liabilities
Derivatives held for trading	2,706,549	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	42,471	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	2,749,020

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,560,519	20,223,592	2,335,966	25,120,077
Loans measured at amortized cost	—	—	372,232,275	372,232,275
Securities measured at amortized cost	5,087,917	28,330,263	—	33,418,180
Other financial assets [2]	—	—	6,709,627	6,709,627

	7,648,436	48,553,855	381,277,868	437,480,159

Financial liabilities
Deposits [1]	—	164,003,100	217,285,477	381,288,577
Borrowings [1]	—	18,271	44,728,079	44,746,350
Debentures	—	29,611,888	—	29,611,888
Other financial liabilities [2]	—	—	17,376,336	17,376,336

	—	193,633,259	279,389,892	473,023,151

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,644,591	20,973,023	1,547,322	25,164,936
Loans measured at amortized cost	—	—	361,047,763	361,047,763
Securities measured at amortized cost	2,712,403	19,168,133	—	21,880,536
Other financial assets [2]	—	—	5,277,227	5,277,227

	5,356,994	40,141,156	367,872,312	413,370,462

Financial liabilities
Deposits [1]	—	197,274,176	165,775,627	363,049,803
Borrowings [1]	—	2,146	32,445,347	32,447,493
Debentures	—	29,780,948	—	29,780,948
Other financial liabilities [2]	—	—	19,715,198	19,715,198

	—	227,057,270	217,936,172	444,993,442

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	28,330,263	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	29,611,888	DCF Model	Discount rate

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	19,168,133	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	29,780,948	DCF Model	Discount rate

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,335,966	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	372,232,275	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	374,568,241

Financial liabilities
Deposits	217,285,477	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	44,728,079	DCF Model	Other spread, interest rate	Other spread

	262,013,556

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,547,322	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	361,047,763	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	362,595,085

Financial liabilities
Deposits	165,775,627	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,445,347	DCF Model	Other spread, interest rate	Other spread

	198,220,974

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021, are as follows:

	2022
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	3,220,645	93,930	849,099	(331)	—
Total gains or losses:
- Profit or loss	117,562	20,306	—	(86)	—
- Other comprehensive loss	—	—	(47,055)	—	—
Purchases	1,303,168	45,487	4,093	—	—
Sales	(406,613)	(10,648)	(541)	—	—

Ending	4,234,762	149,075	805,596	(417)	—

	2021
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	2,233,598	38,756	1,917,980	(63)	—
Total gains or losses:
- Profit or loss	120,852	(431)	—	(203)	—
- Other comprehensive income	—	—	(139,455)	—	—
Purchases	1,354,851	55,605	23,507	2	—
Sales	(488,656)	—	(484)	(67)	—
Transfers into Level 3	—	—	(952,449)	—	—

Ending	3,220,645	93,930	849,099	(331)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	71,695	66,087	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	62,419	17,174	—

	2021
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains recognized in profit or loss for the period	102,758	17,460	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	132,034	16,989	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	4,083,183	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Volatility of underlying asset	23.97 ~ 26.52	Higher the volatility, higher the fair value fluctuation
				Correlation coefficient	22.85	The higher the correlation coefficient, the higher the fair value fluctuation
				Discount rate	8.53	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	21.83 ~ 34.51	Higher the volatility, higher the fair value fluctuation
Equity securities	151,579	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.16 ~ 15.82	Lower the discount rate, higher the fair value
Loans	149,075	DCF Model	Discount rate	Discount rate	9.91	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	21.83 ~ 31.73	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	805,596	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.08 ~ 19.14	Lower the discount rate, higher the fair value
				Volatility of stock price	24.88 ~28.62	Higher the volatility, higher the fair value fluctuation

	5,189,466

Financial liabilities
Derivatives held for trading:
Others	450	DCF Model	Interest rate, discount rate	Discount rate	4.83 ~ 6.85	Higher the discount rate, lower the fair value

	450

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,168,406	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Discount rate	8.17 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	18.87 ~ 19.48	Higher the volatility, higher the fair value fluctuation
Equity securities	52,239	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.76 ~ 22.79	Lower the discount rate, higher the fair value
Loans	93,930	DCF Model	Discount rate	Discount rate	8.21	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	61	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	17.00 ~ 25.49	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	849,099	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.42 ~ 18.02	Lower the discount rate, higher the fair value
				Volatility of stock price	23.36 ~ 25.49	Higher the volatility, higher the fair value fluctuation

	4,163,735

Financial liabilities
Derivatives held for trading:
Others	392	DCF Model	Interest rate, discount rate	Discount rate	1.46 ~ 2.83	Higher the discount rate, lower the fair value

	392

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	6,140	(6,383)	—	—
Equity securities [2,5]	8,629	(5,033)	—	—
Loans [4]	2,277	(2,054)	—	—
Derivatives held for trading [1]	2	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	137,984	(56,900)

	17,048	(13,472)	137,984	(56,900)

Financial liabilities
Derivatives held for trading [1]	72	(72)	—	—

	72	(72)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

	December 31, 2021
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	7,065	(7,001)	—	—
Equity securities [2,5]	5,698	(4,328)	—	—
Loans [4]	3,062	(2,742)	—	—
Derivatives held for trading [1]	2	—	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	87,021	(65,000)

	15,827	(14,071)	87,021	(65,000)

Financial liabilities
Derivatives held for trading [1]	196	(204)	—	—

	196	(204)	—	—

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
[2]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~1%p).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate sale price fluctuation (-1%p~1%p), and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[5]

The amounts of \ 3,989,635 million and \ 3,175,985 million of financial assets classified as level 3 as of December 31, 2022 and 2021, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Balance at the beginning of the year (A)	(8,719)	(637)
New transactions (B)	(105)	(10,032)
Amounts recognized in profit or loss (C=a+b)	2,078	1,950
a. Amortization	2,078	1,950
b. Settlement	—	—

Balance at the end of the year (A+B+C)	(6,746)	(8,719)

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	25,127,794	—	25,127,794
Financial assets at fair value through profit or loss	21,213,408	—	—	—	—	21,213,408
Derivative financial assets	7,529,366	—	—	—	238,226	7,767,592
Loans measured at amortized cost	—	—	—	374,671,976	—	374,671,976
Financial investments	—	38,594,853	1,418,522	35,236,794	—	75,250,169
Other financial assets	—	—	—	6,709,627	—	6,709,627

	28,742,774	38,594,853	1,418,522	441,746,191	238,226	510,740,566

Kookmin Bank Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

	December 31, 2022
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivative financial liabilities	7,166,578	—	104,856	7,271,434
Deposits	—	381,746,749	—	381,746,749
Borrowings	—	45,073,117	—	45,073,117
Debentures	—	29,787,722	—	29,787,722
Other financial liabilities	—	17,376,336	—	17,376,336

	7,275,440	473,983,924	104,856	481,364,220

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	25,164,991	—	25,164,991
Financial assets at fair value through profit or loss	18,834,364	—	—	—	—	18,834,364
Derivative financial assets	2,835,202	—	—	—	130,424	2,965,626
Loans measured at amortized cost	—	—	—	361,144,701	—	361,144,701
Financial investments	—	38,410,515	3,169,800	22,164,594	—	63,744,909
Other financial assets	—	—	—	5,277,227	—	5,277,227

	21,669,566	38,410,515	3,169,800	413,751,513	130,424	477,131,818

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivative financial liabilities	2,706,941	—	42,471	2,749,412
Deposits	—	363,141,416	—	363,141,416
Borrowings	—	32,523,161	—	32,523,161
Debentures	—	29,718,734	—	29,718,734
Other financial liabilities	—	19,715,198	—	19,715,198

	2,819,639	445,098,509	42,471	447,960,619

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	541	541

			1,105	1,105

	December 31, 2021
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,189	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,463	5,463

			10,652	10,652

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	5,459,045	4,930,104
Loaned securities:
Government and public bonds	239,132	—

	5,698,177	4,930,104

	December 31, 2021
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	860,565	832,352
Loaned securities:
Government and public bonds	49,816	—

	910,381	832,352

6.4.3 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Underlying assets	Financial assets at fair value through profit or loss	15,442	119,710
	Loans measured at amortized cost *	1,167,244	2,357,972

		1,182,686	2,477,682

Associated liabilities	Debentures	1,182,844	2,476,072

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Group has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the consolidated statement of financial position as the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	7,529,334	—	7,529,334	(6,367,793)	(826)	1,398,941
Derivatives held for hedging	238,226	—	238,226
Unsettled spot exchange receivable	3,368,979	—	3,368,979	(3,355,280)	—	13,699
Bonds purchased under repurchase agreements	2,281,357	—	2,281,357	(2,281,357)	—	—
Domestic exchange settlement debits	55,446,595	(54,584,853)	861,742	—	—	861,742
Other financial instruments	20,283	(15,143)	5,140	—	—	5,140

	68,884,774	(54,599,996)	14,284,778	(12,004,430)	(826)	2,279,522

	December 31, 2021
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	2,835,141	—	2,835,141	(1,810,195)	(5)	1,155,365
Derivatives held for hedging	130,424	—	130,424
Unsettled spot exchange receivable	2,353,879	—	2,353,879	(2,349,893)	—	3,986
Bonds purchased under repurchase agreements	5,508,594	—	5,508,594	(5,508,594)	—	—
Domestic exchange settlement debits	43,372,672	(42,383,120)	989,552	—	—	989,552
Other financial instruments	20,728	(20,377)	351	—	—	351

	54,221,438	(42,403,497)	11,817,941	(9,668,682)	(5)	2,149,254

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	7,166,128	—	7,166,128	(4,925,667)	—	2,345,317
Derivatives held for hedging	104,856	—	104,856
Unsettled spot exchange payable	3,368,837	—	3,368,837	(3,355,280)	—	13,557
Bonds sold under repurchase agreements *	4,948,293	—	4,948,293	(4,948,293)	—	—
Domestic exchange settlement credits	56,319,757	(54,584,853)	1,734,904	(1,734,904)	—	—
Other financial instruments	15,212	(15,143)	69	—	—	69

	71,923,083	(54,599,996)	17,323,087	(14,964,144)	—	2,358,943

	December 31, 2021
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	2,706,548	—	2,706,548	(2,019,139)	—	729,880
Derivatives held for hedging	42,471	—	42,471
Unsettled spot exchange payable	2,352,736	—	2,352,736	(2,349,893)	—	2,843
Bonds sold under repurchase agreements *	832,352	—	832,352	(832,352)	—	—
Domestic exchange settlement credits	47,504,809	(42,383,120)	5,121,689	(5,121,689)	—	—
Other financial instruments	23,363	(20,377)	2,986	—	—	2,986

	53,462,279	(42,403,497)	11,058,782	(10,323,073)	—	735,709

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2022	December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	15,169,704	15,317,033
	Due from banks	Hana Bank and others	0.00 ~ 2.76	377,655	159,059
	Due from others	KB Securities Co., Ltd. and others	0.00 ~ 4.35	24,152	20,732

				15,571,511	15,496,824

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00	5,559,644	6,252,882
	Time deposits in foreign currencies	Bank of Communications, Seoul and others	0.00 ~ 6.80	458,225	389,320
	Due from others	Morgan Stanley and others	0.00 ~ 6.00	979,771	383,502

				6,997,640	7,025,704

				22,569,151	22,522,528

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022	December 31, 2021	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,169,704	15,317,033	Bank of Korea Act
	Due from others	NH Investment & Securities Co., Ltd. and others	24,152	20,733	Derivatives margin account

			15,193,856	15,337,766

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	2,350,756	2,262,610	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York Branch	63,365	59,275	New York State Banking Law
	Due from others	State Street Bank and Trust Company	238,978	206,074	Derivatives margin account

			2,653,099	2,527,959

			17,846,955	17,865,725

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	2,127	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(358)	—	—
Others (exchange differences, etc.)	106	—	—

Ending	1,875	—	—

	2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	2,063	34	282
Transfer between stages	—	—	—
Provision (reversal) for credit losses	7	(35)	(282)
Others (exchange differences, etc.)	57	1	—

Ending	2,127	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2022 and 2021, are as follows:

		December 31, 2022
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Securities Depository and others	116,645	Repurchase agreements
	Korea Securities Finance Corporation	34,071	Difference amount of the total limit
	The Bank of Korea	236,832	Settlement risk of the Bank of Korea

		387,548

Securities measured at fair value through other comprehensive income	The Bank of Korea	3,078,859	Repurchase agreements
		5,495,686	Borrowings from the Bank of Korea
		1,782,507	Settlement risk of the Bank of Korea
	MUFGBANK and others	475,265	Derivatives transactions
	UBSAG and others	486,654	Others

		11,318,971

Securities measured at amortized cost	The Bank of Korea and others	1,890,368	Repurchase agreements
	The Bank of Korea	4,020,539	Borrowings from the Bank of Korea
		5,047,277	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	230,050	Derivatives transactions
	CITI Bank and others	378,416	Others

		11,566,650

Loans	Others	12,863,079	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	225,833	Others

		36,362,081

		December 31, 2021
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	267,505	Repurchase agreements
	Samsung Futures and others	9,889	Derivatives transactions
	Others	94,265	Others

		371,659

Securities measured at fair value through other comprehensive income	CITI Bank	57,693	Repurchase agreements
	The Bank of Korea	2,843,426	Borrowings from the Bank of Korea
		1,249,049	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	590,321	Derivatives transactions
	Others	34,757	Others

		4,775,246

Securities measured at amortized cost	Meritz Securities and others	494,974	Repurchase agreements
	The Bank of Korea	4,847,855	Borrowings from the Bank of Korea
		3,948,622	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	133,860	Derivatives transactions
	KB Insurance Co., Ltd. and others	121,880	Others

		9,547,191

Loans	Others	9,659,575	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	227,414	Others

		24,581,085

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,572,441	—

	December 31, 2021
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	5,963,678	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies, and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and spot components of the currency forward as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2022 and 2021, are as follows:

	December 31, 2022			December 31, 2021
(In millions of Korean won)	Notional Amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	2,765,927	355,407	11,092	738,589	24,928	296
Futures [1]	2,105,953	—	—	1,863,050	—	—
Swaps [2]	221,095,884	759,599	437,916	198,819,031	301,070	312,076
Options	9,798,000	268,469	265,283	11,657,000	172,060	195,666

	235,765,764	1,383,475	714,291	213,077,670	498,058	508,038

Currency
Forwards	107,620,136	2,557,498	2,354,719	95,717,113	1,217,979	854,539
Futures [1]	50,692	—	—	—	—	—
Swaps	93,409,026	3,563,775	4,067,824	65,641,211	1,111,462	1,330,595
Options	2,270,274	24,585	29,294	2,051,034	7,643	13,376

	203,350,128	6,145,858	6,451,837	163,409,358	2,337,084	2,198,510

Stock and index
Options	355	33	—	355	17	—

	355	33	—	355	17	—

Credit
Swaps	—	—	—	13,423	—	—

	—	—	—	13,423	—	—

Others	94,300	—	450	94,300	43	393

	439,210,547	7,529,366	7,166,578	376,595,106	2,835,202	2,706,941

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of \ 184,565,603 million and \ 158,974,418 million as of December 31, 2022 and 2021, respectively, were traded through the central clearing house.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	5,064,802	1,128,620	2,660,326	1,862,039	426,551	2,147,845	13,290,183
Average price condition (%), (CD and LIBOR)	4.17	4.52	4.64	4.56	4.36	4.64	4.43
Cash flow hedge
Nominal amount of the hedging instrument	843,555	226,730	—	—	806,003	—	1,876,288
Average price condition (%), (CD and LIBOR)	4.64	4.06	—	—	5.10	—	4.77

	December 31, 2021
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,044,669	1,171,185	701,102	2,153,038	1,420,914	2,419,231	8,910,139
Average price condition (%), (CD and LIBOR)	0.94	1.23	1.04	1.16	1.06	1.39	1.18
Cash flow hedge
Nominal amount of the hedging instrument	2,843,325	414,925	—	—	—	—	3,258,250
Average price condition (%), (CD and LIBOR)	0.93	0.76	—	—	—	—	0.91

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

		December 31, 2022				2022
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	2,467,171	—	(107,444)	—	(86,757)
	Debt securities in foreign currencies	3,142,972	—	(232,085)	—	(215,184)
	Deposits in foreign currencies	—	29,429	—	(8,591)	6,976
	Debentures in Korean won	—	5,690,371	—	(249,629)	171,841
	Debentures in foreign currencies	—	1,196,781	—	(95,865)	123,817

		5,610,143	6,916,581	(339,529)	(354,085)	693

		December 31, 2021				2021
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,627,228	—	(20,272)	—	(21,071)
	Debt securities in foreign currencies	3,567,662	—	(12,505)	—	(71,246)
	Deposits in foreign currencies	—	93,521	—	(1,319)	3,222
	Debentures in Korean won	—	2,470,123	—	(79,877)	70,308
	Debentures in foreign currencies	—	1,154,178	—	27,953	45,132

		5,194,890	3,717,822	(32,777)	(53,243)	26,345

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022			2022
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	13,290,183	186,258	104,856	(1,245)

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	8,910,139	127,290	38,253	(33,228)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Interest rate	(552)	(6,883)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Gains and Losses on hedging instruments	28,171	(12,657)
Gains on hedged items attributable to the hedged risk	(28,752)	13,056

	(581)	399

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

	Cash flow hedge reserve		Changes in fair value
(In millions of Korean won)	December 31, 2022	December 31, 2021	2022	2021
Interest rate risk	33,921	(89)	(47,251)	(11,306)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022			2022
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	1,876,288	51,968	—	44,064

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,258,250	3,134	4,218	11,555

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Gains on hedging instruments:	44,064	11,555
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)	43,886	11,468
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)	178	87

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit related to derivative instruments designated as cash allow hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other comprehensive income	43,886	11,468
Reclassification to profit	2,388	2,303
Income tax effect	(12,264)	(3,787)

	34,010	9,984

9.4.5 As of December 31, 2022, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 5, 2027.

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

	Foreign currency translation reserve		Changes in fair value
(In millions of Korean won)	December 31, 2022	December 31, 2021	2022	2021
Currency risk	(95,296)	(30,306)	87,853	80,235

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022			2022
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Debentures in foreign currencies	1,361,080	—	1,361,080	(87,853)

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Debentures in foreign currencies	1,273,227	—	1,273,227	(80,235)

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Debentures in foreign currencies	1,211,215	1,275,291

9.5.4 Losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Losses on hedging instruments:	(87,853)	(80,235)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive loss)	(87,853)	(80,235)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in loss)	—	—

9.5.5 Effective portion of gains (losses) on net investments in foreign operations hedging instruments recognized in other comprehensive loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other comprehensive loss	(87,853)	(80,241)
Reclassification to income	—	5,195
Income tax effect	22,863	20,637

	(64,990)	(54,409)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2022
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,060,791	5,690,371	6,440,000
USD#LIBOR#3M	USD	1,895	1,257	3,478
USD#LIBOR#6M	USD	167	—	182

		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,154	4,836
USD#LIBOR#6M	USD	224	—	225

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Loans	377,000,459	363,049,216
Deferred loan origination fees and costs	436,128	522,425
Less: Allowances for credit losses	(2,764,611)	(2,426,940)

	374,671,976	361,144,701

10.2 Details of loans to banks as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Loans	9,751,737	8,325,177
Less: Allowances for credit losses	(1,951)	(443)

	9,749,786	8,324,734

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	166,731,575	161,671,964	—	328,403,539
Loans in foreign currencies	3,732,325	25,210,008	—	28,942,333
Domestic import usance bills	—	4,499,072	—	4,499,072
Off-shore funding loans	—	943,751	—	943,751
Call loans	—	119,066	—	119,066
Bills bought in Korean won	—	285,727	—	285,727
Bills bought in foreign currencies	—	1,780,874	—	1,780,874
Guarantee payments under acceptances and guarantees	—	18,459	—	18,459
Credit card receivables in foreign currencies	—	—	43,022	43,022
Bonds purchased under repurchase agreements	—	2,281,357	—	2,281,357
Privately placed bonds	—	367,650	—	367,650

	170,463,900	197,177,928	43,022	367,684,850
Proportion (%)	46.36	53.63	0.01	100.00

Less: Allowances for credit losses	(946,471)	(1,800,432)	(15,757)	(2,762,660)

	169,517,429	195,377,496	27,265	364,922,190

	December 31, 2021
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	170,760,821	148,957,704	—	319,718,525
Loans in foreign currencies	3,218,116	20,267,749	—	23,485,865
Domestic import usance bills	—	3,311,142	—	3,311,142
Off-shore funding loans	—	1,135,753	—	1,135,753
Call loans	—	902,301	—	902,301
Bills bought in Korean won	—	2,209	—	2,209
Bills bought in foreign currencies	—	2,001,046	—	2,001,046
Guarantee payments under acceptances and guarantees	—	20,773	—	20,773
Credit card receivables in foreign currencies	—	—	55,520	55,520
Bonds purchased under repurchase agreements	—	4,408,594	—	4,408,594
Privately placed bonds	—	204,736	—	204,736

	173,978,937	181,212,007	55,520	355,246,464
Proportion (%)	48.97	51.01	0.02	100.00

Less: Allowances for credit losses	(669,125)	(1,736,776)	(20,596)	(2,426,497)

	173,309,812	179,475,231	34,924	352,819,967

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	583,477	243,913	(305,106)	—	522,284
Others	168	550	(343)	4	379

	583,645	244,463	(305,449)	4	522,663

Deferred loan origination fees
Loans in Korean won	10,076	23,067	(9,423)	—	23,720
Loans in foreign currencies and others	51,144	45,554	(36,346)	2,463	62,815

	61,220	68,621	(45,769)	2,463	86,535

	522,425	175,842	(259,680)	(2,459)	436,128

	2021
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	590,064	327,891	(334,478)	—	583,477
Others	569	51	(451)	(1)	168

	590,633	327,942	(334,929)	(1)	583,645

Deferred loan origination fees
Loans in Korean won	6,998	5,479	(2,400)	(1)	10,076
Loans in foreign currencies and others	43,025	31,216	(26,717)	3,620	51,144

	50,023	36,695	(29,117)	3,619	61,220

	540,610	291,247	(305,812)	(3,620)	522,425

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2022 and 2021, are as follows:

	2022
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	299,033	174,459	195,633	—	366,300	454,618	916,301	—	1,078	—	19,518	—
Transfer between stages:
Transfer to 12-month expected credit losses	122,203	(115,982)	(6,221)	—	127,532	(120,472)	(7,060)	—	5,551	—	(5,551)	—
Transfer to lifetime expected credit losses (non-impaired)	(95,013)	106,174	(11,161)	—	(92,679)	124,435	(31,756)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(1,771)	(41,840)	43,611	—	(10,016)	(48,065)	58,081	—	(34)	—	34	—
Write-offs	—	(1)	(257,656)	—	—	(3)	(582,470)	—	—	—	(6,182)	—
Sales	(805)	(137)	(289)	—	(103)	(145)	(66,974)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	115,830	83,346	355,717	—	6,911	114,300	666,251	—	(5,278)	309	8,520	—
Others (exchange differences, etc.)	(1,937)	(650)	(16,072)	—	7,757	1,411	(81,771)	—	(430)	(21)	(1,757)	—

Ending	437,540	205,369	303,562	—	405,702	526,079	870,602	—	887	288	14,582	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	270,545	177,665	170,621	—	333,135	388,522	843,225	—	74	—	3,024	—
Transfer between stages:
Transfer to 12-month expected credit losses	118,301	(113,470)	(4,831)	—	133,653	(71,680)	(61,973)	—	7	—	(7)	—
Transfer to lifetime expected credit losses (non-impaired)	(91,250)	100,691	(9,441)	—	(71,169)	91,380	(20,211)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(4,370)	(42,616)	46,986	—	(2,894)	(41,657)	44,551	—	—	—	—	—
Write-offs	—	12	(230,859)	—	—	(3)	(237,343)	—	—	—	(18,924)	—
Sales	(1,100)	(33)	(975)	—	(5)	—	(15,662)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	6,837	51,691	221,946	—	(35,521)	87,382	334,073	—	955	—	35,003	—
Others (exchange differences, etc.)	70	519	2,186	—	9,101	674	29,641	—	42	—	422	—

Ending	299,033	174,459	195,633	—	366,300	454,618	916,301	—	1,078	—	19,518	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes \ 267,928 million and \ 230,758 million of collections from written-off loans for the years ended December 31, 2022 and 2021, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are \ 7,870,811 million and \ 7,939,987 million as of December 31, 2022 and 2021, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2022 and 2021, are as follows:

	2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	334,424,618	26,384,843	2,762,180	—
Transfer between stages:
Transfer to 12-month expected credit losses	33,450,163	(33,290,588)	(159,575)	—
Transfer to lifetime expected credit losses (non-impaired)	(36,749,481)	37,156,737	(407,256)	—
Transfer to lifetime expected credit losses (impaired)	(923,910)	(1,312,907)	2,236,817	—
Write-offs	—	(4)	(846,308)	—
Sales	(2,459,517)	(14,788)	(228,857)	—
Net increase (decrease) (execution, repayment, and others)	20,390,409	(2,252,470)	(723,519)	—

Ending	348,132,282	26,670,823	2,633,482	—

	2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	302,701,700	24,106,892	2,710,714	—
Transfer between stages:
Transfer to 12-month expected credit losses	30,120,605	(29,694,039)	(426,566)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,694,281)	35,139,427	(445,146)	—
Transfer to lifetime expected credit losses (impaired)	(520,253)	(1,373,673)	1,893,926	—
Write-offs	—	10	(487,127)	—
Sales	(2,755,184)	(7,780)	(136,052)	—
Net increase (decrease) (execution, repayment, and others)	39,572,031	(1,785,994)	(347,569)	—

Ending	334,424,618	26,384,843	2,762,180	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	4,548,399	2,690,148
Financial bonds	7,285,980	7,710,531
Corporate bonds	1,170,321	1,804,306
Asset-backed securities	164,543	197,865
Beneficiary certificates	5,728,058	4,634,210
Investment funds	528,795	378,712
Derivative-linked securities	55,624	—
Other debt securities	1,274,859	1,097,316
Equity securities:
Stocks	217,748	113,724
Loans:
Other loans	149,075	93,930
Others:
Financial instruments indexed to the price of gold	90,006	113,622

	21,213,408	18,834,364

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	8,148,852	6,147,357
Financial bonds	17,113,728	18,681,163
Corporate bonds	12,606,868	12,529,985
Asset-backed securities	237,605	782,401
Other debt securities	256,779	—
Equity securities:
Stocks	1,402,967	3,144,131
Equity investments	15,555	25,669
Loans:
Privately placed bonds	231,021	269,609

	40,013,375	41,580,315

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,520,633	5,742,284
Financial bonds	10,936,138	3,376,623
Corporate bonds	10,026,039	6,358,169
Asset-backed securities	7,395,434	6,659,710
Other debt securities	363,984	31,106
Less: Allowances for credit losses	(5,434)	(3,298)

	35,236,794	22,164,594

	75,250,169	63,744,909

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

	2022		2021
(In millions of Korean won)	From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Listed Stocks	—	409	7,106	300
Unlisted Stocks	—	9,526	372	10,148

	—	9,935	7,478	10,448

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

	2022		2021
(In millions of Korean won)	Disposal price *	Accumulated other comprehensive income as of disposal date	Disposal price *	Accumulated other comprehensive loss as of disposal date
Listed Stocks	425,736	335,203	575,288	(319,162)
Unlisted Stocks	—	—	458	(162)

	425,736	335,203	575,746	(319,324)

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	2,007	(3,544)	(1,537)
Securities measured at amortized cost	2,808	(670)	2,138

	4,815	(4,214)	601

	2021
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,190	(384)	5,806
Securities measured at amortized cost	1,628	(662)	966

	7,818	(1,046)	6,772

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	12,169	27	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(612)	(20)	—
Provision (reversal) for credit losses	338	263	—
Others (exchange differences, etc.)	198	—	—

Ending	12,093	270	—

	2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,986	39	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,567)	(4)	—
Provision for credit losses	6,784	(12)	—
Others (exchange differences, etc.)	(34)	4	—

Ending	12,169	27	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13. Investments in Associates

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,959	4,959	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(15,963)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	14,361	13,165	13,165	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,038	4,038	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	26,600	25,357	25,357	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	2,600	2,563	2,563	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	2,200	9,793	9,793	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,662	10,662	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	8,144	19,840	19,836	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	2,989	2,989	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	5,220	7,390	7,390	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	15,204	15,204	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	34,693	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	6,600	8,901	8,901	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	50,366	50,366	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	12,786	12,786	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,542	9,542	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	8,380	8,380	Investment finance	Korea
KB Smart Scale Up Fund	25.00	43,000	40,288	40,288	Investment finance	Korea
KB Scale Up Fund II	20.00	4,500	4,438	4,438	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,519	10,519	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	9,000	8,709	8,709	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	6,600	6,217	6,217	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	13,600	13,241	13,241	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,244	10,244	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(73)	167	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(191)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	(5)	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	549	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,112	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	523	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	34	15	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	374	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [3]	25.41	—	(130)	50	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(318)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(36)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	246	61	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	20.54	—	42	164	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	832	384	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(1,038)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	246	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	1	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [3]	47.11	—	408	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [3]	24.30	—	35	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.25	200,000	61,518	194,454	Application software development and supply	Korea
TKDS CO., LTD [3]	20.03	—	171	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [3]	23.04	—	306	—	Manufacture of edible refined oil and processed oil	Korea

		511,984	379,534	529,981

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,497	4,497	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,923	99,785	99,785	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(19,481)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	3,726	3,726	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,098	4,098	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	12,600	12,599	12,599	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	3,900	10,275	10,275	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,493	10,493	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	12,344	22,926	22,921	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	4,400	5,895	5,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	7,650	9,015	9,015	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	13,838	14,588	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	35,517	35,517	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,000	14,834	14,834	Investment finance	Korea
KB Global Platform Fund	22.73	42,000	49,946	49,946	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	13,982	13,982	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,604	9,604	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	9,571	9,571	Investment finance	Korea
KB Smart Scale Up Fund	25.00	31,000	31,217	31,217	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	9,978	9,978	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	3,000	2,975	2,975	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	600	600	600	Investment finance	Korea
KB New Deal Innovation Fund	20.00	4,000	3,991	3,991	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,070	10,070	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
MJT&I Corp. [3]	22.89	—	(881)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(100)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(41)	198	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(206)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	712	21	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,105	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	833	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(171)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	25	6	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(62)	13	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(137)	44	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(316)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(29)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(557)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	215	31	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	20.54	—	(208)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
D-Partner [3]	20.94	—	816	369	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(17)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	270	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	—	Manufacture of textiles	Korea

		368,939	370,472	390,957

[1]

As of December 31, 2022 and 2021, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2022 and 2021, the Group participates in the investment management committee but cannot exercise control.
[3]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.

Although the Group holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Group’s influence on those trusts is limited according to the trust agreement. In addition, the Group holds 20% or more of its ownership in Seokwang T&I Co., Ltd. and six other companies, but those companies are excluded from associates, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	155,165	100,065	10,000	55,100	4,959	—	4,959
Incheon Bridge Co., Ltd.	554,738	661,227	61,096	(106,489)	(15,963)	15,963	—
KB SPROTT Renewable Private Equity Fund No.1	44,880	996	47,868	43,884	13,165	—	13,165
KB Digital Innovation & Growth New Technology Business Investment Fund	9,060	87	10,000	8,973	4,038	—	4,038
KB Digital Platform Fund	55,091	755	57,000	54,336	25,357	—	25,357
KB Prime Digital Platform Fund	6,022	108	6,000	5,914	2,563	—	2,563
Future Planning KB Start-up Creation Fund	21,965	2,379	4,400	19,586	9,793	—	9,793
KB High-tech Company Investment Fund	24,480	3,157	3,000	21,323	10,662	—	10,662
Aju Good Technology Venture Fund	58,749	7,171	21,180	51,578	19,840	(4)	19,836
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,226	260	5,400	8,966	2,989	—	2,989
KB-TS Technology Venture Private Equity Fund	30,347	5,715	17,400	24,632	7,390	—	7,390
KB Intellectual Property Fund No.2	42,713	2,169	40,000	40,544	15,204	—	15,204
KB Digital Innovation Investment Fund Limited Partnership	137,321	2,512	136,000	134,809	34,693	307	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	42,538	705	31,020	41,833	8,901	—	8,901
KB Global Platform Fund	224,388	2,779	192,940	221,609	50,366	—	50,366
KB-UTC Inno-Tech Venture Fund	44,111	809	48,260	43,302	12,786	—	12,786
WJ Private Equity Fund No.1	35,561	161	37,100	35,400	9,542	—	9,542
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	29,462	132	35,000	29,330	8,380	—	8,380
KB Smart Scale Up Fund	161,926	776	172,000	161,150	40,288	—	40,288
KB Scale Up Fund II	22,571	379	22,500	22,192	4,438	—	4,438
KB Bio Global Expansion Private Equity Fund No.1	40,080	106	38,000	39,974	10,519	—	10,519
KB-KTB Technology Venture Fund	32,214	280	33,000	31,934	8,709	—	8,709
KB-SOLIDUS Healthcare Investment Fund	21,483	345	22,440	21,138	6,217	—	6,217
KB New Deal Innovation Fund	68,245	2,039	68,000	66,206	13,241	—	13,241
All Together Korea Fund No.2	10,246	1	10,001	10,245	10,244	—	10,244
TMAPMOBILITY CO.,LTD.	920,597	174,696	8,677	745,901	61,518	132,936	194,454

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2022 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	144,907	13,809	—	13,809	—
Incheon Bridge Co., Ltd.	130,456	23,754	—	23,754	—
KB SPROTT Renewable Private Equity Fund No.1	—	(1,020)	—	(1,020)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	294	(134)	—	(134)	—
KB Digital Platform Fund	264	(2,663)	—	(2,663)	—
KB Prime Digital Platform Fund	22	(86)	—	(86)	—
Future Planning KB Start-up Creation Fund	4,780	2,436	—	2,436	—
KB High-tech Company Investment Fund	9,149	2,937	—	2,937	1,300
Aju Good Technology Venture Fund	22,381	6,018	—	6,018	1,200
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,699	1,429	—	1,429	—
KB-TS Technology Venture Private Equity Fund	1,043	(2,775)	—	(2,775)	—
KB Intellectual Property Fund No.2	6,856	3,645	—	3,645	—
KB Digital Innovation Investment Fund Limited Partnership	21,176	1,703	—	1,703	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	11,851	1,541	—	1,541	—
KB Global Platform Fund	25,967	(6,293)	—	(6,293)	—
KB-UTC Inno-Tech Venture Fund	—	(905)	(1,647)	(2,552)	—
WJ Private Equity Fund No.1	430	(229)	—	(229)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	7	(4,468)	299	(4,169)	—
KB Smart Scale Up Fund	2,506	(11,719)	—	(11,719)	—
KB Scale Up Fund II	71	(308)	—	(308)	—
KB Bio Global Expansion Private Equity Fund No.1	2,465	2,057	—	2,057	—
KB-KTB Technology Venture Fund	134	(973)	—	(973)	—
KB-SOLIDUS Healthcare Investment Fund	14	(1,302)	—	(1,302)	—
KB New Deal Innovation Fund	327	(1,748)	—	(1,748)	—
All Together Korea Fund No.2	179	173	—	173	—
TMAPMOBILITY CO.,LTD.	139,793	(132,476)	—	(132,476)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	128,297	78,328	10,000	49,969	4,497	—	4,497
Balhae Infrastructure Company	853,961	62,336	840,323	791,625	99,785	—	99,785
Incheon Bridge Co., Ltd.	560,570	690,530	61,096	(129,960)	(19,481)	19,481	—
KB SPROTT Renewable Private Equity Fund No.1	13,886	1,467	15,376	12,419	3,726	—	3,726
KB Digital Innovation & Growth New Technology Business Investment Fund	9,107	—	10,000	9,107	4,098	—	4,098
KB Digital Platform Fund	27,000	2	27,000	26,998	12,599	—	12,599
Future Planning KB Start-up Creation Fund	23,058	2,508	7,800	20,550	10,275	—	10,275
KB High-tech Company Investment Fund	23,722	2,736	3,000	20,986	10,493	—	10,493
Aju Good Technology Venture Fund	64,303	4,703	32,100	59,600	22,926	(5)	22,921
KB-KDBC Pre-IPO New Technology Business Investment Fund	18,069	385	13,200	17,684	5,895	—	5,895
KB-TS Technology Venture Private Equity Fund	35,280	5,229	25,500	30,051	9,015	—	9,015
KB Intellectual Property Fund No.2	38,307	1,406	40,000	36,901	13,838	750	14,588
KB Digital Innovation Investment Fund Limited Partnership	138,678	667	136,000	138,011	35,517	—	35,517
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	69,943	221	61,100	69,722	14,834	—	14,834
KB Global Platform Fund	222,749	2,987	184,800	219,762	49,946	—	49,946
KB-UTC Inno-Tech Venture Fund	47,848	497	48,260	47,351	13,982	—	13,982
WJ Private Equity Fund No.1	35,799	170	37,100	35,629	9,604	—	9,604
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	33,499	—	35,000	33,499	9,571	—	9,571
KB Smart Scale Up Fund	124,924	55	124,000	124,869	31,217	—	31,217
KB Bio Global Expansion Private Equity Fund No.1	38,031	115	38,000	37,916	9,978	—	9,978
KB-KTB Technology Venture Fund	11,008	101	11,000	10,907	2,975	—	2,975
KB-SOLIDUS Healthcare Investment Fund	2,040	—	2,040	2,040	600	—	600
KB New Deal Innovation Fund	20,006	52	20,000	19,954	3,991	—	3,991
All Together Korea Fund No.2	10,072	1	10,001	10,071	10,070	—	10,070

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	128,150	(27,327)	—	(27,327)	90
Balhae Infrastructure Company	97,833	19,559	—	19,559	9,121
Incheon Bridge Co., Ltd.	84,068	(16,219)	—	(16,219)	—
KB SPROTT Renewable Private Equity Fund No.1	—	(983)	—	(983)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	3	(174)	—	(174)	—
KB Digital Platform Fund	—	(2)	—	(2)	—
Future Planning KB Start-up Creation Fund	1,941	1,502	—	1,502	—
KB High-tech Company Investment Fund	8,372	3,962	—	3,962	8,150
Aju Good Technology Venture Fund	22,486	15,407	—	15,407	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	530	120	—	120	—
KB-TS Technology Venture Private Equity Fund	2,094	(1,151)	—	(1,151)	—
KB Intellectual Property Fund No.2	1,102	(1,411)	—	(1,411)	—
KB Digital Innovation Investment Fund Limited Partnership	19,411	9,786	—	9,786	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,244	8,495	—	8,495	—
KB Global Platform Fund	61,830	48,130	—	48,130	—
KB-UTC Inno-Tech Venture Fund	1,080	32	—	32	—
WJ Private Equity Fund No.1	291	(398)	—	(398)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	716	(808)	(667)	(1,475)	—
KB Smart Scale Up Fund	4,221	897	—	897	—
KB Bio Global Expansion Private Equity Fund No.1	91	(84)	—	(84)	—
KB-KTB Technology Venture Fund	8	(93)	—	(93)	—
KB New Deal Innovation Fund	6	(46)	—	(46)	—
All Together Korea Fund No.2	53	47	—	47	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	4,497	—	—	—	462	—	4,959
Balhae Infrastructure Company	99,785	—	(102,554)	(12,344)	15,113	—	—
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	3,726	9,748	—	—	(309)	—	13,165
KB Digital Innovation & Growth New Technology Business Investment Fund	4,098	—	—	—	(60)	—	4,038
KB Digital Platform Fund	12,599	14,000	—	—	(1,242)	—	25,357
KB Prime Digital Platform Fund	—	2,600	—	—	(37)	—	2,563
Future Planning KB Start-up Creation Fund	10,275	—	(1,700)	—	1,218	—	9,793
KB High-tech Company Investment Fund	10,493	—	—	(1,300)	1,469	—	10,662
Aju Good Technology Venture Fund	22,921	—	(4,200)	(1,200)	2,315	—	19,836
KB-KDBC Pre-IPO New Technology Business Investment Fund	5,895	—	(2,600)	—	(306)	—	2,989
KB-TS Technology Venture Private Equity Fund	9,015	—	(2,430)	—	805	—	7,390
KB Intellectual Property Fund No.2	14,588	—	—	—	616	—	15,204
KB Digital Innovation Investment Fund Limited Partnership	35,517	—	—	—	(517)	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,834	—	(6,400)	—	467	—	8,901
KB Global Platform Fund	49,946	8,000	(6,150)	—	(1,430)	—	50,366
KB-UTC Inno-Tech Venture Fund	13,982	—	—	—	(710)	(486)	12,786
WJ Private Equity Fund No.1	9,604	—	—	—	(62)	—	9,542
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,571	—	—	—	(1,276)	85	8,380
KB Smart Scale Up Fund	31,217	12,000	—	—	(2,929)	—	40,288
KB Scale Up Fund II	—	4,500	—	—	(62)	—	4,438
KB Bio Global Expansion Private Equity Fund No.1	9,978	—	—	—	541	—	10,519
KB-KTB Technology Venture Fund	2,975	6,000	—	—	(266)	—	8,709

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB-SOLIDUS Healthcare Investment Fund	600	6,000	—	—	(383)	—	6,217
KB New Deal Innovation Fund	3,991	9,600	—	—	(350)	—	13,241
All Together Korea Fund No.2	10,070	—	—	—	174	—	10,244
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	198	—	—	—	(31)	—	167
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	21	—	—	—	(21)	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	6	—	—	—	9	—	15
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	13	—	(13)	—	—	—	—
Computerlife Co., Ltd.	44	—	—	—	6	—	50
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	31	—	—	—	30	—	61
IDTECK Co., Ltd.	—	—	—	—	65	99	164
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	369	—	—	—	15	—	384
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	—	—	—	—	1	—	1
ALTSCS CO., LTD.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO.,LTD.	—	200,000	—	—	(5,798)	252	194,454
TKDS CO., LTD	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	—	—	—	—	—	—	—

	390,957	272,448	(126,047)	(14,844)	7,517	(50)	529,981

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	7,153	—	—	(90)	(2,566)	—	4,497
Balhae Infrastructure Company	106,625	279	(463)	(9,121)	2,465	—	99,785
KB GwS Private Securities Investment Trust	111,772	—	(111,772)	—	—	—	—
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	4,020	—	—	—	(294)	—	3,726
KB Digital Innovation & Growth New Technology Business Investment Fund	3,051	1,125	—	—	(78)	—	4,098
KB Digital Platform Fund	—	12,600	—	—	(1)	—	12,599
Future Planning KB Start-up Creation Fund	12,324	—	(2,800)	—	751	—	10,275
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	7,876	—	(7,780)	(1,696)	1,600	—	—
KB High-tech Company Investment Fund	19,962	—	(3,300)	(8,150)	1,981	—	10,493
Aju Good Technology Venture Fund	21,348	—	(4,769)	—	6,342	—	22,921
KB-KDBC Pre-IPO New Technology Business Investment Fund	8,021	—	(2,400)	—	274	—	5,895
KB-TS Technology Venture Private Equity Fund	9,445	1,650	(2,880)	—	800	—	9,015
KB Intellectual Property Fund No.2	15,000	—	—	—	(412)	—	14,588
KB Digital Innovation Investment Fund Limited Partnership	34,749	—	—	—	768	—	35,517
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,756	5,000	(5,400)	—	1,478	—	14,834
KB Global Platform Fund	28,007	13,500	—	—	8,439	—	49,946
KB-UTC Inno-Tech Venture Fund	11,332	3,390	(750)	—	10	—	13,982
WJ Private Equity Fund No.1	9,711	—	—	—	(107)	—	9,604
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	2,493	7,500	—	—	(231)	(191)	9,571
KB Smart Scale Up Fund	3,993	27,000	—	—	224	—	31,217
KB Bio Global Expansion Private Equity Fund No.1	—	10,000	—	—	(22)	—	9,978
KB-KTB Technology Venture Fund	—	3,000	—	—	(25)	—	2,975

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB-SOLIDUS Healthcare Investment Fund	—	600	—	—	—	—	600
KB New Deal Innovation Fund	—	4,000	—	—	(9)	—	3,991
All Together Korea Fund No.2	10,023	—	—	—	47	—	10,070
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	113	—	—	—	(113)	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	222	—	—	—	(24)	—	198
DPAPS Co., Ltd.	—	—	—	—	—	—	—
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	18	—	—	—	3	—	21
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	149	—	—	—	(149)	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	—	—	—	—	6	—	6
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	11	—	—	—	2	—	13
Computerlife Co., Ltd.	48	—	—	—	(4)	—	44
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	5	—	—	—	26	—	31
IDTECK Co., Ltd.	—	—	—	—	—	—	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
Neomio Corp.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	—	—	—	—	(49)	418	369
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	—	—	—	—	—	—	—

	441,325	89,644	(142,314)	(19,057)	21,132	227	390,957

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2022 and 2021, and accumulated amount of unrecognized losses as of December 31, 2022 and 2021, are as follows:

	Unrecognized losses for the period		Accumulated unrecognized losses
(In millions of Korean won)	2022	2021	December 31, 2022	December 31, 2021
Incheon Bridge Co., Ltd.	(3,518)	1,381	15,963	19,481
Shinla Construction Co., Ltd.	—	—	183	183
Terra Corporation	—	—	14	14
MJT&I Corp.	1	152	153	152
Jungdong Steel Co., Ltd.	—	—	487	487
DSMETAL Co., Ltd.	—	38	103	103
Jaeyang Industry Co., Ltd.	—	—	30	30
Jinseung Tech Co., Ltd.	(15)	12	18	33
Dongjo Co., Ltd.	696	—	696	—
Korea NM Tech Co., Ltd.	3	(1)	31	28
Jungdo Co., Ltd.	(8)	237	539	547
Dae-A Leisure Co., Ltd.	310	202	512	202
Chongil Machine & Tools Co., Ltd.	7	45	71	64
Imt Technology Co., Ltd.	—	(3)	—	—
Iwon Alloy Co., Ltd.	19	—	19	—
Skydigital Inc.	3	68	176	173
Jo Yang Industrial Co., Ltd.	7	8	111	104
Il-Kwang Electronic Materials Co., Ltd.	(2)	160	158	160
IDTECK Co., Ltd.	(144)	(72)	—	144
Inter Shipping Co., Ltd.	1,022	117	1,139	117
Chunsung-meat co., ltd.	24	—	24	—
ALTSCS CO., LTD.	1	—	1	—

	(1,594)	2,344	20,428	22,022

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,017,250	—	(4)	2,017,246
Buildings	1,811,998	(585,729)	(5,747)	1,220,522
Leasehold improvements	905,404	(852,017)	—	53,387
Equipment and vehicles	1,318,278	(1,164,583)	—	153,695
Construction in-progress	5,829	—	—	5,829
Right-of-use assets	1,084,579	(697,747)	—	386,832

	7,143,338	(3,300,076)	(5,751)	3,837,511

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,063,213	—	(4)	2,063,209
Buildings	1,784,823	(559,430)	(5,747)	1,219,646
Leasehold improvements	869,957	(806,283)	—	63,674
Equipment and vehicles	1,396,243	(1,228,189)	—	168,054
Construction in-progress	28,226	—	—	28,226
Right-of-use assets	957,169	(566,035)	—	391,134

	7,099,631	(3,159,937)	(5,751)	3,933,943

14.1.2 Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,063,209	676	(32,963)	(6,083)	—	(7,593)	2,017,246
Buildings	1,219,646	2,143	49,756	(3,818)	(47,169)	(36)	1,220,522
Leasehold Improvements	63,674	2,237	33,738	(114)	(46,425)	277	53,387
Equipment and vehicles	168,054	89,512	528	(1,794)	(102,763)	158	153,695
Construction in-progress	28,226	94,259	(116,205)	(397)	—	(54)	5,829
Right-of-use assets [1]	391,134	555,071	255	(390,474)	(209,247)	40,093	386,832

	3,933,943	743,898	(64,891)	(402,680)	(405,604)	32,845	3,837,511

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.1.2 Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,081,872	1,106	(42,175)	(731)	—	23,137	2,063,209
Buildings	1,249,542	1,237	12,248	(3,869)	(45,465)	5,953	1,219,646
Leasehold Improvements	69,214	1,841	39,453	(736)	(46,774)	676	63,674
Equipment and vehicles	190,842	87,034	2,743	(981)	(114,625)	3,041	168,054
Construction in-progress	34,275	107,463	(92,288)	(8,435)	—	(12,789)	28,226
Right-of-use assets [1]	416,149	489,810	—	(306,818)	(214,738)	6,731	391,134

	4,041,894	688,491	(80,019)	(321,570)	(421,602)	26,749	3,933,943

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

	2021
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	1,126	(5,751)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	230,597	—	230,597
Buildings	132,879	(18,320)	114,559

	363,476	(18,320)	345,156

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	222,648	—	222,648
Buildings	112,377	(9,960)	102,417

	335,025	(9,960)	325,065

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2022, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	194,157	Cost approach method	- Price per square meter - Replacement cost
	233,850	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 428,007 million and ~~W~~ 383,249 million as of December 31, 2022 and 2021, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 5,441 million and ~~W~~ 4,477 million for the years ended December 31, 2022 and 2021, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	222,648	—	7,949	—	—	230,597
Buildings	102,417	—	13,800	—	(1,658)	114,559

	325,065	—	21,749	—	(1,658)	345,156

	2021
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	218,157	—	4,491	—	—	222,648
Buildings	99,944	—	3,664	—	(1,191)	102,417

	318,101	—	8,155	—	(1,191)	325,065

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	12,789	564,239
Other intangible assets	1,732,425	(1,226,990)	(14,978)	—	490,457

	2,285,077	(1,226,990)	(16,180)	12,789	1,054,696

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	(11,745)	539,705
Other intangible assets	1,579,448	(1,075,514)	(15,145)	—	488,789

	2,132,100	(1,075,514)	(16,347)	(11,745)	1,028,494

15.2 Details of goodwill as of December 31, 2022 and 2021, are as follows:

	December 31, 2022		December 31, 2021
(In millions of Korean won)	Acquisition cost	Carrying amount *	Acquisition cost	Carrying amount *
PT Bank KB Bukopin Tbk	89,220	83,619	89,220	85,893
PRASAC Microfinance Institution Plc.	396,942	415,332	396,942	388,524
Housing & Commercial Bank	65,288	65,288	65,288	65,288
Kookmin Bank Cambodia Plc.	1,202	—	1,202	—

	552,652	564,239	552,652	539,705

*	Includes the effect of exchange differences.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

	2021
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2022 are as follows:

	December 31, 2022
(In millions of Korean won)	Retail banking	Corporate banking	PT Bank KB Bukopin Tbk	PRASAC Microfinance Institution Plc.	Total
Carrying amounts *	49,315	15,973	83,619	470,227	619,134
Recoverable amount exceeding carrying amount	5,778,171	2,905,282	582,823	122,207	9,388,483
Discount rate (%)	16.60	17.01	20.16	30.40
Permanent growth rate (%)	1.00	1.00	3.00	3.00

*	The carrying amount of goodwill at the time of the impairment test

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to \ 65,288 million arising from the merger of Housing & Commercial Bank, the amounts of \ 49,315 million and \ 15,973 million were allocated to the retail banking and corporate banking, respectively. The Group acquired a 70% stake in PRASAC Microfinance Institution Plc. with the acquisition date of April 10, 2020, and the goodwill recognized due to the business combination is \ 415,332 million as of December 31, 2022. The Group acquired a 67% stake in PT Bank KB Bukopin Tbk with the acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is \ 83,619 million as of December 31, 2022. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit. The valuation dates of the recoverable amounts of the PRASAC Microfinance PLC. and PT Bank KB Bukopin TBK are September 30, 2022 and December 31, 2022, respectively.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. The future cash flows of retail banking and corporate banking after the projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share.

The future cash flows of PRASAC Microfinance Institution Plc. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The future cash flows of PT Bank KB Bukopin Tbk after four years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate and the market size of Cambodia and Indonesia, and the recent growth rate of PRASAC Microfinance Institution Plc. and PT Bank KB Bukopin Tbk. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.5 Details of intangible assets other than goodwill as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,406	(2,106)	—	300
Software	1,416,325	(1,052,909)	—	363,416
Other intangible assets	278,567	(139,450)	(14,978)	124,139
Right-of-use assets	35,127	(32,525)	—	2,602

	1,732,425	(1,226,990)	(14,978)	490,457

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,187	(1,963)	—	224
Software	1,247,629	(916,777)	—	330,852
Other intangible assets	294,505	(125,257)	(15,145)	154,103
Right-of-use assets	35,127	(31,517)	—	3,610

	1,579,448	(1,075,514)	(15,145)	488,789

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	224	193	—	(1)	(117)	1	300
Software	330,852	170,141	818	—	(138,741)	346	363,416
Other intangible assets	154,103	2,799	—	(245)	(31,822)	(696)	124,139
Right-of-use assets	3,610	—	—	—	(1,007)	(1)	2,602

	488,789	173,133	818	(246)	(171,687)	(350)	490,457

	2021
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	234	107	—	(117)	—	224
Software	313,426	129,684	—	(114,225)	1,967	330,852
Other intangible assets	142,517	50,524	(1,834)	(38,236)	1,132	154,103
Right-of-use assets	4,617	—	—	(1,007)	—	3,610

	460,794	180,315	(1,834)	(153,585)	3,099	488,789

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,145)	—	—	167	(14,978)

	2021
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(10,215)	(4,971)	—	41	(15,145)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	86,237	—	86,237
Impairment losses of property and equipment	5,155	—	5,155
Share-based payments	13,112	—	13,112
Provisions for acceptances and guarantees	39,787	—	39,787
Gains or losses on valuation of derivatives	—	(147,750)	(147,750)
Present value discount	95	—	95
Gains or losses on fair value hedge	—	(93,833)	(93,833)
Accrued interest	—	(72,868)	(72,868)
Deferred loan origination fees and costs	10,377	(115,553)	(105,176)
Gains or losses on revaluation	—	(261,502)	(261,502)
Investments in subsidiaries and others	37,802	(179,329)	(141,527)
Gains or losses on valuation of security investment	245,988	—	245,988
Defined benefit liabilities	380,726	—	380,726
Accrued expenses	172,345	—	172,345
Retirement insurance expense	—	(459,323)	(459,323)
Adjustments to the prepaid contributions	—	(27,986)	(27,986)
Others	637,476	(243,543)	393,933

	1,629,100	(1,601,687)	27,413
Offsetting of deferred income tax assets and liabilities	(1,447,843)	1,447,843	—

	181,257	(153,844)	27,413

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	77,907	—	77,907
Impairment losses of property and equipment	7,446	—	7,446
Share-based payments	15,687	—	15,687
Provisions for acceptances and guarantees	33,091	—	33,091
Gains or losses on valuation of derivatives	—	(74,111)	(74,111)
Present value discount	—	(142)	(142)
Gains or losses on fair value hedge	—	(14,642)	(14,642)
Accrued interest	—	(42,882)	(42,882)
Deferred loan origination fees and costs	8,596	(138,398)	(129,802)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	32,602	(138,609)	(106,007)
Gains or losses on valuation of security investment	—	(501,409)	(501,409)
Defined benefit liabilities	472,722	—	472,722
Accrued expenses	148,726	—	148,726
Retirement insurance expense	—	(441,633)	(441,633)
Adjustments to the prepaid contributions	—	(29,273)	(29,273)
Others	434,703	(124,602)	310,101

	1,231,480	(1,783,172)	(551,692)
Offsetting of deferred income tax assets and liabilities	(1,081,611)	1,081,611	—

	149,869	(701,561)	(551,692)

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 1,099,572 million and ~~W~~ 327,040 million associated with investments in subsidiaries and others as of December 31, 2022 and 2021, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 34,908 million and ~~W~~ 39,821 million associated with others as of December 31, 2022 and 2021 due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 443,216 million and ~~W~~ 313,586 million associated with investments in subsidiaries and others as of December 31, 2022 and 2021, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2022 and 2021 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	283,299	276,213	318,336	325,422
Impairment losses of property and equipment	27,076	19,880	12,257	19,453
Deferred loan origination fees and costs	31,256	12,726	20,630	39,160
Share-based payments	57,042	57,042	49,479	49,479
Provisions for acceptances and guarantees	120,332	120,332	150,140	150,140
Present value discount	—	—	358	358
Investments in subsidiaries and others	445,595	30,441	827,068	1,242,222
Gains or losses on valuation of security investment	—	—	928,258	928,258
Defined benefit liabilities	1,718,990	292,478	10,188	1,436,700
Accrued expenses	540,823	540,823	650,357	650,357
Others	1,250,634	544,021	1,113,913	1,820,526

	4,475,047	1,893,956	4,080,984	6,662,075

Unrecognized deferred income tax assets
Investments in subsidiaries and others	327,040			1,099,572
Others	39,821			34,908

	4,108,186			5,527,595

Tax rate (%)	27.50			26.50

	1,129,751			1,464,813
Tax loss carryforwards and tax credit	101,729	—	62,558	164,287

Total deferred income tax assets	1,231,480			1,629,100

Taxable temporary differences
Gains or losses on fair value hedge	(53,243)	(53,243)	(354,085)	(354,085)
Accrued interest	(155,936)	(119,589)	(238,628)	(274,975)
Deferred loan origination fees and costs	(503,266)	(503,266)	(436,047)	(436,047)
Gains or losses on valuation of derivatives	(269,493)	(269,493)	(558,566)	(558,566)
Present value discount	(517)	(517)	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	(22,184)	—	(986,800)
Investments in subsidiaries and others	(817,618)	—	(302,312)	(1,119,930)
Gains or losses on valuation of security investment	(1,823,307)	(1,823,307)	—	—
Retirement insurance expense	(1,605,940)	(237,587)	(364,944)	(1,733,297)
Adjustments to the prepaid contributions	(106,446)	(106,446)	(105,608)	(105,608)
Others	(453,098)	(329,376)	(794,289)	(918,011)

	(6,863,136)	(3,465,008)	(3,154,479)	(6,552,607)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(313,586)			(443,216)

	(6,484,262)			(6,044,103)

Tax rate (%)	27.50			26.50

Total deferred income tax liabilities	(1,783,172)			(1,601,687)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	76,583	76,583	—	—
Other provisions	284,825	283,770	282,244	283,299
Impairment losses of property and equipment	8,148	4,362	23,290	27,076
Deferred loan origination fees and costs	24,270	11,722	18,708	31,256
Share-based payments	42,361	42,361	57,042	57,042
Provisions for acceptances and guarantees	61,984	61,984	120,332	120,332
Investments in subsidiaries and others	308,534	180,735	317,796	445,595
Defined benefit liabilities	1,618,597	182,536	282,929	1,718,990
Accrued expenses	765,387	765,387	540,823	540,823
Others	1,201,141	509,685	559,178	1,250,634

	4,391,830	2,119,125	2,202,342	4,475,047

Unrecognized deferred income tax assets
Investments in subsidiaries and others	188,609			327,040
Others	23,826			39,821

	4,179,395			4,108,186

Tax rate (%)	27.50			27.50

	1,149,334			1,129,751
Tax loss carryforwards and tax credit	20,537	—	81,192	101,729

Total deferred income tax assets	1,169,871			1,231,480

Taxable temporary differences
Gains or losses on fair value hedge	—	—	(53,243)	(53,243)
Accrued interest	(127,345)	(111,820)	(140,411)	(155,936)
Deferred loan origination fees and costs	(510,055)	(510,055)	(503,266)	(503,266)
Gains or losses on valuation of derivatives	(335,740)	(335,740)	(269,493)	(269,493)
Present value discount	(49)	(49)	(517)	(517)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	—	—	(1,008,984)
Investments in subsidiaries and others	(595,065)	(116,061)	(338,614)	(817,618)
Gains or losses on valuation of security investment	(967,057)	(967,057)	(1,823,307)	(1,823,307)
Retirement insurance expense	(1,462,643)	(178,936)	(322,233)	(1,605,940)
Adjustments to the prepaid contributions	(102,768)	(102,768)	(106,446)	(106,446)
Others	(415,278)	(340,613)	(378,433)	(453,098)

	(5,590,272)	(2,663,099)	(3,935,963)	(6,863,136)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(221,773)			(313,586)

	(5,303,211)			(6,484,262)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,458,382)			(1,783,172)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	106,348	(20,394)	85,954	104,990
Buildings held for sale	162,974	(38,870)	124,104	137,706
Other assets held for sale	4,546	(2,847)	1,699	1,699

	273,868	(62,111)	211,757	244,395

	December 31, 2021
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	115,099	(16,528)	98,571	135,192
Buildings held for sale	170,892	(36,923)	133,969	149,569
Other assets held for sale	10,142	(5,364)	4,778	4,778

	296,133	(58,815)	237,318	289,539

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2022 are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	244,395	Market comparison approach model and others	Adjustment index	0.32 ~ 2.21	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(58,815)	(5,752)	6,507	(4,051)	(62,111)

	2021
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(46,115)	(15,490)	—	2,790	(58,815)

17.4 As of December 31, 2022, assets held for sale consist of 11 real estates of closed offices and 1 real estate of Orient Kwang-yang Co., Ltd., 438 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2022. The remaining 450 assets are also being actively marketed.

18. Other Assets

18.1 Details of other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Other financial assets
Other receivables	3,516,361	2,451,049
Accrued income	1,510,141	950,095
Guarantee deposits	822,060	872,225
Domestic exchange settlement debits	861,741	989,551
Others	34,249	32,009
Less: Allowances for credit losses	(33,461)	(16,305)
Present value discount	(1,464)	(1,397)

	6,709,627	5,277,227

Other non-financial assets
Other receivables	307	310
Prepaid expenses	260,584	195,109
Guarantee deposits	2,483	2,703
Prepayments	21,456	28,856
Others	94,934	87,729
Less: Allowances for credit losses	(10,966)	(8,587)

	368,798	306,120

	7,078,425	5,583,347

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	16,305	8,587	24,892
Provision (reversal)	3,647	2,203	5,850
Write-offs	(4,502)	(70)	(4,572)
Others	18,011	246	18,257

Ending	33,461	10,966	44,427

	2021
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	18,476	9,865	28,341
Provision (reversal)	1,663	(379)	1,284
Write-offs	(5,213)	(2,762)	(7,975)
Others	1,379	1,863	3,242

Ending	16,305	8,587	24,892

19. Deposits

Details of deposits as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Demand deposits
Demand deposits in Korean won	147,976,208	174,210,942
Demand deposits in foreign currencies	12,053,947	15,192,711

	160,030,155	189,403,653

Time deposits
Time deposits in Korean won	191,747,094	153,934,550
Time deposits in foreign currencies	23,652,215	15,688,844
Fair value adjustments of fair value hedged time deposits in foreign currencies	(8,591)	(1,319)

	215,390,718	169,622,075

Certificates of deposits	6,325,876	4,115,688

	381,746,749	363,141,416

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

20. Borrowings

20.1 Details of borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
General borrowings	36,815,211	30,051,040
Bonds sold under repurchase agreements and others	4,933,903	834,455
Call money	3,324,003	1,637,666

	45,073,117	32,523,161

20.2 Details of general borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25~1.75	8,282,289	7,131,019
	Borrowings from the government	SEMAS and others	0.00~3.23	2,670,867	2,683,056
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.39~2.64	477,788	432,310
	Other borrowings	The Korea Development Bank and others	0.00~5.61	5,397,514	5,460,862

				16,828,458	15,707,247

Borrowings in foreign currencies	Due to banks	BANK OF CHINA SEOUL BRANCH and others	0.00	18,266	2,143
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~14.00	14,620,544	12,364,349
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.07~5.89	38,249	24,867
	Other borrowings	Standard Chartered Bank and others	0.00~5.54	5,309,694	1,952,434

				19,986,753	14,343,793

				36,815,211	30,051,040

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	4,930,103	832,353
Bills sold	Counter sale	1.55~2.00	3,800	2,102

			4,933,903	834,455

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

20.4 Details of call money as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Call money in Korean won	Mitsui Sumitomo Bank Seoul	2.99~3.23	2,113,500	—
Call money in foreign currencies	Bank CIMB Niaga and others	0.00~7.80	1,210,503	1,637,666

			3,324,003	1,637,666

21. Debentures

21.1 Details of debentures as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2022	December 31, 2021
Debentures in Korean won
Structured debentures	5.65~8.62	30,710	30,910
Subordinated fixed rate debentures	2.02~7.86	4,089,890	5,292,957
Fixed rate debentures	0.99~13.70	12,204,848	11,276,086
Floating rate debentures	1.54~4.01	4,100,000	5,310,000

		20,425,448	21,909,953
Fair value adjustments of fair value hedged debentures in Korean won		(249,630)	(79,877)
Less: Discount on debentures in Korean won		(7,371)	(14,685)

		20,168,447	21,815,391

Debentures in foreign currencies
Floating rate debentures	2.42~5.98	1,312,914	1,948,962
Fixed rate debentures	0.05~12.00	8,434,760	5,949,105

		9,747,674	7,898,067
Fair value adjustments of fair value hedged debentures in foreign currencies		(95,865)	27,952
Less: Discount on debentures in foreign currencies		(32,534)	(22,676)

		9,619,275	7,903,343

		29,787,722	29,718,734

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

21.2 Changes in debentures based on par value for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,910	—	(200)	—	30,710
Subordinated fixed rate debentures	5,292,957	—	(1,203,067)	—	4,089,890
Fixed rate debentures	11,276,086	12,883,950	(11,955,188)	—	12,204,848
Floating rate debentures	5,310,000	4,960,000	(6,170,000)	—	4,100,000

	21,909,953	17,843,950	(19,328,455)	—	20,425,448

Debentures in foreign currencies
Floating rate debentures	1,948,962	755,815	(1,597,630)	205,767	1,312,914
Fixed rate debentures	5,949,105	3,354,673	(1,113,994)	244,976	8,434,760

	7,898,067	4,110,488	(2,711,624)	450,743	9,747,674

	29,808,020	21,954,438	(22,040,079)	450,743	30,173,122

	2021
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	31,960	—	(1,050)	—	30,910
Subordinated fixed rate debentures	4,464,407	830,000	(1,450)	—	5,292,957
Fixed rate debentures	14,823,854	10,592,620	(14,140,388)	—	11,276,086
Floating rate debentures	1,890,000	5,310,000	(1,890,000)	—	5,310,000

	21,210,221	16,732,620	(16,032,888)	—	21,909,953

Debentures in foreign currencies
Floating rate debentures	1,353,472	810,920	(350,235)	134,805	1,948,962
Fixed rate debentures	4,359,842	2,489,034	(1,134,987)	235,216	5,949,105

	5,713,314	3,299,954	(1,485,222)	370,021	7,898,067

	26,923,535	20,032,574	(17,518,110)	370,021	29,808,020

22. Provisions

22.1 Details of provisions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Provisions for credit losses of unused loan commitments	161,331	147,765
Provisions for credit losses of acceptances and guarantees	153,843	121,148
Provisions for restoration costs	135,477	128,407
Others	82,719	29,547

	533,370	426,867

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2022 and 2021, are as follows:

	2022
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	94,183	53,582	—	27,441	82,170	11,537
Transfer between stages:
Transfer to 12-month expected credit losses	22,761	(22,731)	(30)	1,144	(1,144)	—
Transfer to lifetime expected credit losses	(15,265)	15,357	(92)	(355)	1,016	(661)
Impairment	(133)	(470)	603	(9)	(142)	151
Provision (reversal) for credit losses	1,934	10,855	(457)	(1,422)	33,983	(3,261)
Others (exchange differences, etc.)	317	937	(20)	418	2,842	135

Ending	103,797	57,530	4	27,217	118,725	7,901

	2021
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	81,709	78,119	—	33,190	14,838	14,328
Transfer between stages:
Transfer to 12-month expected credit losses	24,978	(24,976)	(2)	3,958	(203)	(3,755)
Transfer to lifetime expected credit losses	(14,468)	14,587	(119)	(3,973)	3,982	(9)
Impairment	(131)	(355)	486	(10)	(85)	95
Provision (reversal) for credit losses	1,046	(14,198)	(365)	(7,482)	64,178	711
Others (exchange differences, etc.)	1,049	405	—	1,758	(540)	167

Ending	94,183	53,582	—	27,441	82,170	11,537

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

22.3 Changes in provisions for restoration costs for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Beginning	128,407	131,674
Provision	6,336	5,879
Reversal	1,261	(1,016)
Used	(12,411)	(12,541)
Unwinding of discount	2,363	1,369
Effect of changes in discount rate	9,521	3,042

Ending	135,477	128,407

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	43	3,062	10,119	5,285	11,038	29,547
Provision (reversal)	84	2,666	33,503	(2,330)	26,595	60,518
Used and others	(81)	(2,934)	(2,392)	—	(1,939)	(7,346)

Ending	46	2,794	41,230	2,955	35,694	82,719

	2021
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	35	3,008	9,969	6,347	14,797	34,156
Provision (reversal)	77	3,429	24	(896)	(4,289)	(1,655)
Used and others	(69)	(3,375)	126	(166)	530	(2,954)

Ending	43	3,062	10,119	5,285	11,038	29,547

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the consolidated statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,847,905	(1,692,621)	155,284
Current service cost	163,587	—	163,587
Interest expense (income)	46,854	(43,392)	3,462
Remeasurements:
Actuarial gains and losses by experience adjustments	9,041	—	9,041
Actuarial gains and losses by changes in demographic assumptions	41,988	—	41,988
Actuarial gains and losses by changes in financial assumptions	(352,447)	—	(352,447)
Return on plan assets (excluding amounts included in interest income)	—	54,808	54,808
Contributions by the Group	—	(360,000)	(360,000)
Payments from plans (benefit payments)	(196,543)	196,543	—
Payments from the Group	(9,330)	—	(9,330)
Transfer in	5,150	(4,516)	634
Transfer out	(7,052)	7,052	—
Effect of exchange differences	1,467	—	1,467

Ending	1,550,620	(1,842,126)	(291,506)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,748,770	(1,583,368)	165,402
Current service cost	155,506	—	155,506
Interest expense (income)	34,075	(31,069)	3,006
Remeasurements:
Actuarial gains and losses by experience adjustments	5,180	—	5,180
Actuarial gains and losses by changes in demographic assumptions	7,330	—	7,330
Actuarial gains and losses by changes in financial assumptions	81,928	—	81,928
Return on plan assets (excluding amounts included in interest income)	—	5,363	5,363
Contributions by the Group	—	(264,600)	(264,600)
Payments from plans (benefit payments)	(178,937)	178,937	—
Payments from the Group	(6,578)	—	(6,578)
Transfer in	3,602	(3,067)	535
Transfer out	(5,183)	5,183	—
Effect of exchange differences	2,212	—	2,212

Ending	1,847,905	(1,692,621)	155,284

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Present value of defined benefit obligation	1,550,620	1,847,905
Fair value of plan assets	(1,842,126)	(1,692,621)

Net defined benefit liabilities (assets)	(291,506)	155,284

23.4 Details of remeasurements of net defined benefit liabilities(asset) recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Remeasurements:
Actuarial losses arising from experience adjustments	(9,041)	(5,180)
Actuarial losses arising from changes in demographic assumptions	(41,988)	(7,330)
Actuarial losses arising from changes in financial assumptions	352,447	(81,928)
Return on plan assets (excluding amounts included in interest income)	(54,808)	(5,363)
Income tax effect	(67,749)	28,201
Effect of exchange differences	(345)	(15)

Remeasurements after income tax expense	178,516	(71,615)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23.5 Details of fair value of plan assets as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,388,054	1,388,054
Others	—	454,072	454,072

	—	1,842,126	1,842,126

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,374,281	1,374,281
Others	—	318,340	318,340

	—	1,692,621	1,692,621

23.6 Details of significant actuarial assumptions used as of December 31, 2022 and 2021, are as follows:

	December 31, 2022	December 31, 2021
Discount rate (%)	5.20	2.60
Salary increase rate (%)	0.00~5.25	0.00~5.04
Turnover rate (%)	2.30~38.60	1.00~20.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2022, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.02% decrease	3.21% increase
Salary increase rate	0.5%p	3.19% increase	3.03% decrease
Turnover rate	0.5%p	0.24% increase	0.26% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2022, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	162,720	215,188	650,944	1,151,476	6,256,181	8,436,509

The weighted average duration of the defined benefit obligation is 7.34 and 9.41 years as of December 31, 2022 and 2021, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2022 is ~~W~~ 360,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Other financial liabilities
Other payables	3,837,087	2,756,641
Prepaid card and debit card payables	1,840	1,237
Accrued expenses	3,404,404	2,178,928
Financial guarantee contracts liabilities	44,440	50,390
Deposits for letter of guarantees and others	1,116,184	387,082
Domestic exchange settlement credits	1,734,905	5,121,689
Foreign exchange settlement credits	250,138	169,264
Due to trust accounts	5,808,446	7,033,849
Liabilities incurred from agency relationships	513,621	739,276
Account for agency business	241,910	423,798
Lease liabilities	372,002	375,472
Others	51,359	477,572

	17,376,336	19,715,198

Other non-financial liabilities
Other payables	1,053,097	660,409
Unearned revenue	106,756	70,111
Accrued expenses	542,818	489,686
Withholding taxes	153,537	118,308
Others	59,339	35,859

	1,915,547	1,374,373

	19,291,883	21,089,571

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2022 and 2021, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2022	December 31, 2021
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Issuance date	Maturity		Interest rate (%)	December 31, 2022	December 31, 2021
Amortized Conditional Capital Securities	July 2, 2019	Permanent	[1]	4.35	574,523	574,523

	June 23, 2022	Permanent	[2]	4.89	299,327	—

[1]	Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.
[2]	Early redeemable by the Group only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(153,980)	(153,980)

	5,025,335	5,025,335

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Remeasurements of net defined benefit liabilities	(113,922)	(292,232)
Currency translation differences	201,288	68,224
Gains (losses) on debt securities measured at fair value through other comprehensive income	(652,186)	(186,463)
Gains on equity securities measured at fair value through other comprehensive income	641,536	1,838,548
Share of other comprehensive loss of associates	(2,590)	(2,526)
Losses on cash flow hedging instruments	33,921	(89)
Gains (losses) on hedging instruments of net investments in foreign operations	(95,296)	(30,306)

	12,751	1,395,156

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Legal reserves	2,044,631	2,043,729
Regulatory reserve for credit losses	2,915,162	2,534,401
Voluntary reserves	17,739,062	16,742,471
Unappropriated retained earnings	3,135,337	2,340,120

	25,834,192	23,660,721

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Regulatory reserve for credit losses attributable to:
Shareholder of the Parent Company	3,018,015	2,915,162
Non-controlling interests	79,118	60,265

	3,097,133	2,975,427

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Regulatory reserve for credit losses estimated to be appropriated	102,853	380,761
Adjusted profit after provision of regulatory reserve for credit losses *	2,893,162	2,210,003

*

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholder of the Parent Company.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Interest income
Securities measured at fair value through profit or loss	282,403	158,057
Loans measured at fair value through profit or loss	7,442	715
Securities measured at fair value through other comprehensive income	669,668	454,561
Loans measured at fair value through other comprehensive income	6,023	3,003
Due from financial institutions measured at amortized cost	79,929	25,466
Securities measured at amortized cost	637,504	307,447
Loans measured at amortized cost	13,351,316	9,487,206
Others	324,416	237,906

	15,358,701	10,674,361

Interest expense
Deposits	4,455,350	2,179,196
Borrowings	674,082	251,523
Debentures	756,478	453,761
Others	181,770	61,405

	6,067,680	2,945,885

Net interest income	9,291,021	7,728,476

Interest income recognized on impaired loans is ~~W~~ 16,853 million and ~~W~~ 17,926 million for the years ended December 31, 2022 and 2021, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Fee and commission income
Banking activity fees	190,874	188,079
Lending activity fees	65,368	73,500
Credit card related fees	1,438	2,106
Debit card related fees	591	568
Agent activity fees	329,117	286,286
Trust and other fiduciary fees	201,238	307,632
Acceptances and guarantees fees	60,890	46,597
Foreign currency related fees	164,980	128,945
Securities agency fees	105,471	146,989
Other business account commission on consignment	36,211	39,178
Others	373,980	367,064

	1,530,158	1,586,944

Fee and commission expense
Trading activity related fees *	16,308	13,092
Lending activity fees	44,833	47,861
Credit card related fees	39,385	31,298
Outsourcing related fees	106,042	104,214
Foreign currency related fees	25,173	17,101
Management fees of written-off loans	12,842	16,392
Contributions to external institutions	27,997	23,574
Others	160,970	145,531

	433,550	399,063

Net fee and commission income	1,096,608	1,187,881

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	472,217	387,421
Equity securities	23,347	50,392

	495,564	437,813

Derivatives held for trading:
Interest rate	7,520,856	3,506,695
Currency	13,709,057	7,102,646
Stock or stock index	15,285	675
Credit	39,646	—
Others	1,672	1,433

	21,286,516	10,611,449

Financial liabilities at fair value through profit or loss	2,951	1,345
Other financial instruments	252	6,754

	21,785,283	11,057,361

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	944,163	276,727
Equity securities	34,431	30,068

	978,594	306,795

Derivatives held for trading:
Interest rate	6,652,262	3,415,836
Currency	13,892,134	6,982,145
Stock or stock index	10,751	16
Credit	36,380	70
Others	3,547	2,212

	20,595,074	10,400,279

Financial liabilities at fair value through profit or loss	829	613
Other financial instruments	205	6,840

	21,574,702	10,714,527

Net gains on financial instruments at fair value through profit or loss	210,581	342,834

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	20	2
Gains on disposal of securities measured at fair value through other comprehensive income	19,977	98,920
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	28,734	42,020
Gains on redemption of securities measured at amortized cost	—	126
Gains on foreign exchange transactions	9,859,577	2,683,228
Dividend income	9,934	17,926
Others	843,662	376,107

	10,761,904	3,218,329

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	2,757	2,172
Losses on disposal of securities measured at fair value through other comprehensive income	30,840	97,993
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	51,214	3,560
Losses on redemption of securities measured at amortized cost	—	6
Losses on disposal of securities measured at amortized cost	—	2
Losses on foreign exchange transactions	9,784,228	2,676,760
Deposit insurance fee	502,631	466,999
Credit guarantee fund fee	283,912	263,297
Others	1,050,422	527,279

	11,706,004	4,038,068

Net other operating expenses	(944,100)	(819,739)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Expenses related to employee
Employee benefits - salaries	1,778,373	1,705,537
Employee benefits - welfare	707,690	655,731
Post-employment benefits - defined benefit plans	167,049	158,512
Post-employment benefits - defined contribution plans	15,491	12,111
Termination benefits	272,615	266,541
Share-based payments	15,169	27,995

	2,956,387	2,826,427

Depreciation and amortization	546,505	537,628

Other general and administrative expenses
Rental expense	72,564	70,078
Tax and dues	169,351	130,523
Communication	41,251	37,246
Electricity and utilities	28,958	30,586
Publication	6,184	7,078
Repairs and maintenance	38,613	36,806
Vehicle	14,032	11,903
Travel	9,134	3,738
Training	22,523	23,667
Service fees	187,534	175,579
Supplies	21,930	21,355
Electronic data processing expenses	220,814	175,307
Others	362,171	314,810

	1,195,059	1,038,676

	4,697,951	4,402,731

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2022, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 80	Mar. 1, 2020	7,982	Services fulfillment, Total Shareholder Return (TSR) 30~50%, and Company and work performance 50~70%
Series 81	Jan. 1, 2021	139,783	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 85	Jan. 1, 2022	292,777	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 87	Mar. 1, 2022	2,599	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 89	May. 26, 2022	2,363	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		732,091

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2022 (Deferred grants are residual shares vested as of December 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2022, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	1,292	Satisfied
Stock granted in 2016	Jan. 1, 2016	4,875	Satisfied
Stock granted in 2017	Jan. 1, 2017	1,998	Satisfied
Stock granted in 2018	Jan. 1, 2018	2,109	Satisfied
Stock granted in 2019	Jan. 1, 2019	41,737	Satisfied
Stock granted in 2010	Jan. 1, 2020	89,888	Satisfied
Stock granted in 2021	Jan. 1, 2021	130,331	Satisfied
Stock granted in 2022	Jan. 1, 2022	134,402	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 80	0.00~3.00	3.78%	43,157~50,973	43,157~50,973
Series 81	0.00~3.00	3.78%	35,905~41,289	43,157~50,973
Series 83	0.25~4.00	3.78%	38,660~43,583	41,548~46,663
Series 85	1.00~4.00	3.78%	33,668~37,813	41,548~46,663
Series 86	1.08~5.00	3.78%	35,486~39,839	39,958~44,859
Series 87	1.16~5.00	3.78%	38,957~46,013	43,157~50,973
Series 88	1.20~5.00	3.78%	37,288~41,862	39,958~44,859
Series 89	1.40~5.00	3.78%	40,943~48,358	43,157~50,973
Series 90	1.55~5.00	3.78%	39,554~44,405	39,958~44,859
Series 91	1.65~5.00	3.78%	37,840~42,481	39,958~44,859
Grant deferred in 2016	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2017	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2018	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2019	—	3.78%	—	50,973
Grant deferred in 2020	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2021	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2015	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2016	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2017	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2018	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2019	—	3.78%	—	50,973
Stock granted in 2020	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2021	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2022	1.00~5.00	3.78%	—	39,958~46,663

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 46,740 million and ~~W~~ 53,577 million as of December 31, 2022 and 2021, respectively, and the compensation costs amounting to ~~W~~ 15,169 million and ~~W~~ 27,995 million were recognized for the years ended December 31, 2022 and 2021, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2022, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares

Stock granted in 2019
Nov. 1, 2019	119	0.00	48
Nov. 8, 2019	14	0.00	6
Dec. 6, 2019	84	0.00	50
Dec. 5, 2019	56	0.00	41
Dec. 31, 2019	87	0.00	43
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.05	15,541
May 12, 2020	46	0.00~0.36	43
Jun. 30, 2020	206	0.00~0.50	147
Aug. 26, 2020	40	0.00~0.65	27
Oct. 29, 2020	160	0.00~0.83	107
Nov. 6, 2020	45	0.00~0.85	37
Nov. 30, 2020	35	0.00~0.92	34
Dec. 2, 2020	57	0.00~0.92	44
Dec. 4, 2020	154	0.00~0.93	110
Dec. 30, 2020	88	0.00~1.00	64
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.04	18,712
Apr. 5, 2021	89	0.00~1.26	53
Jul. 1, 2021	54	0.00~1.50	54
Jul. 2, 2021	11	0.00~1.50	11
Jul. 27, 2021	70	0.00~1.57	63
Nov. 1, 2021	71	0.00~1.84	71
Nov. 16, 2021	53	0.00~1.88	48
Dec. 6, 2021	87	0.00~1.93	87
Dec. 3, 2021	91	0.00~1.92	89
Dec. 30, 2021	76	0.00~2.00	76

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.2.2.1 Details of mileage stock as of December 31, 2022, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.04	19,864
Apr. 4, 2022	65	0.00~2.26	65
Apr. 19, 2022	33	0.00~2.30	33
Jul. 1, 2022	62	0.00~2.50	62
Aug. 3, 2022	62	0.00~2.59	62
Aug. 9, 2022	80	0.00~2.61	76
Oct. 19, 2022	55	0.00~2.80	55
Nov. 1, 2022	177	0.00~2.84	177
Dec. 1, 2022	49	0.00~2.92	49
Dec. 12, 2022	114	0.00~2.95	114
Dec. 6, 2022	88	0.00~2.93	88
Dec. 2, 2022	42	0.00~2.92	42
Dec. 15, 2022	42	0.00~2.96	42
Dec. 30, 2022	114	0.00~3.00	114

	80,486		56,449

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2022. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 2,738 million and ~~W~~ 3,465 million as of December 31, 2022 and 2021, respectively. The compensation costs amounting to ~~W~~ 870 million and ~~W~~ 2,116 million were recognized as expenses for the years ended December 31, 2022 and 2021, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	50,112	11,478
Rental income	22,561	19,238
Others	24,396	29,443

	97,069	60,159

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	8,186	10,522
Donation	62,712	75,909
Restoration costs	2,336	2,743
Others	61,700	50,590

	134,934	139,764

Net other non-operating income (expenses)	(37,865)	(79,605)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Income tax payable
Current income tax expense	1,336,580	895,895
Adjustments of income tax of prior years recognized in current tax	(120,740)	5,331

	1,215,840	901,226

Changes in deferred income tax assets and liabilities	(579,105)	263,181
Income tax expense of overseas branches	33,244	20,920
Income tax recognized directly in equity:
Net gains or losses on equity instruments at fair value through other comprehensive income	466,078	(419,220)
Net gains or losses on debt instruments at fair value through other comprehensive income	164,231	106,811
Currency translation differences	(7,412)	(9,166)
Remeasurements of net defined benefit liabilities	(67,749)	28,201
Gains or losses on hedging instruments of net investments in foreign operations	22,863	20,637
Gains or losses on cash flow hedging instruments	(12,264)	(3,787)
Share of other comprehensive income or loss of associates	(15)	(63)

	565,732	(276,587)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(92,181)	87,814
Consolidated tax return effect	(62,854)	(45,308)

Others	807	2,269

Income tax expense	1,081,483	953,515

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Profit before income tax expense	3,809,790	3,491,544
Income tax at the applicable tax rate *	1,037,330	949,814
Non-taxable income	(10,300)	(14,491)
Non-deductible expenses	10,040	11,539
Tax credit and tax exemption	(1,418)	—
Temporary difference for which no deferred tax is recognized	95,438	21,967
Changes in recognition and measurement of deferred tax	98,854	—
Income tax refund for tax of prior years	(135,121)	(17,187)
Income tax expense of overseas branches	33,244	20,920
Tax effect of investments in subsidiaries	9,961	20,942
Foreign subsidiary tax rate difference effect	28,206	(842)
Effect of tax rate change	(5,670)	—
Consolidated tax return effect	(62,854)	(45,308)
Others	(16,227)	6,161

Income tax expense	1,081,483	953,515

Income tax expense/Profit before income tax (%)	28.39	27.31

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2022 and 2021.

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Tax payables after offsetting [1,2]	873,805	480,218
Adjustment on consolidated tax payable and others [3]	(62,854)	(45,308)
Consolidated tax return accounts payables [4]	(747,922)	(377,629)

Current tax payable	63,029	57,281

[1]

Current tax assets of ~~W~~ 172,757 million and ~~W~~ 44,942 million due to uncertain tax position and current tax assets of ~~W~~ 19,282 million and ~~W~~ 16,372 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2022 and 2021, respectively.

[2]

Includes income tax payable of ~~W~~ 63,029 million and ~~W~~ 57,281 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2022 and 2021, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2022, amounting to ~~W~~ 1,346,582 million (~~W~~ 3,330 per share) is to be proposed at the general shareholder’s meeting scheduled for March 23, 2023. The Group’s consolidated financial statements as of and for the year ended December 31, 2022, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(292,232)	246,059	—	(67,749)	—	(113,922)
Currency translation differences	68,224	140,476	—	(7,412)	—	201,288
Gains on (losses) debt securities measured at fair value through other comprehensive income	(186,463)	(933,967)	304,013	164,231	—	(652,186)
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	(1,327,887)	—	466,078	(335,203)	641,536
Share of other comprehensive loss of associates	(2,526)	(49)	—	(15)	—	(2,590)
Losses on cash flow hedging instruments	(89)	43,886	2,388	(12,264)	—	33,921
Gains (losses) on hedging instruments of net investments in foreign operations	(30,306)	(87,853)	—	22,863	—	(95,296)

	1,395,156	(1,919,335)	306,401	565,732	(335,203)	12,751

	2021
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(220,178)	(100,255)	—	28,201	—	(292,232)
Currency translation differences	(118,526)	193,922	1,994	(9,166)	—	68,224
Gains on (losses) debt securities measured at fair value through other comprehensive income	88,478	(385,466)	3,714	106,811	—	(186,463)
Gains on equity securities measured at fair value through other comprehensive income	733,332	1,205,112	—	(419,220)	319,324	1,838,548
Share of other comprehensive loss of associates	(2,691)	228	—	(63)	—	(2,526)
Losses on cash flow hedging instruments	(10,073)	11,468	2,303	(3,787)	—	(89)
Gains (losses) on hedging instruments of net investments in foreign operations	24,103	(80,241)	5,195	20,637	—	(30,306)

	494,445	844,768	13,206	(276,587)	319,324	1,395,156

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of and for the years ended December 31, 2022 and 2021, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2022	December 31, 2021	2022	2021
Consolidated	4,192,712	4,372,406	122,144	92,012
Unconsolidated (non-guaranteed)	76,695,803	68,491,476	1,996,658	2,002,166

	80,888,515	72,863,882	2,118,802	2,094,178

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Trust segment	Receivables
	Accrued trust fees	55,990	30,288
	Other accrued income	27,376	23,848

		83,366	54,136

	Payables
	Due to trust accounts	1,580,076	1,019,236
	Accrued interest on due to trust accounts	7,294	3,949
	Deposits	686,394	485,126
	Accrued interest on deposits	5,641	1,735

		2,279,405	1,510,046

Custody segment	Receivables
	Accrued trust fees	8,461	7,689
	Payables
	Due to trust accounts	4,228,370	6,014,613
	Accrued interest on due to trust accounts	10,820	3,599

		4,239,190	6,018,212

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022	2021
Trust segment	Revenues
	Fees and commissions from trust accounts	163,184	270,977
	Management fees and commissions from retirement pension	30,797	28,387
	Commissions from early termination in trust accounts	13	36

		193,994	299,400

	Expenses
	Interest expenses on due to trust accounts	31,355	11,150
	Interest expenses on deposits	19,655	4,868

		51,010	16,018

Custody segment	Revenues
	Fees and commissions from trust accounts	38,054	36,656
	Expenses
	Interest expenses on due to trust accounts	83,797	20,470

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

36. Statement of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Cash	2,437,356	2,494,543
Checks issued by other banks	123,163	150,047
Due from the Bank of Korea	15,963,883	16,038,651
Due from other financial institutions	6,603,392	6,481,750

	25,127,794	25,164,991

Deduction:
Restricted due from financial institutions *	(1,461,327)	(1,741,419)
Due from financial institutions with original maturities over three months	(311,946)	(302,075)

	(1,773,273)	(2,043,494)

	23,354,521	23,121,497

*

Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows. Detailed information on the effects of this change in accounting policy is described in Note 2.1 Application of Korean IFRS.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022	December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,169,703	15,117,033
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea	794,180	721,618
		Bank Indonesia and others	421,718	285,655

			16,385,601	16,124,306

36.2 Significant non-cash transactions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Write-offs of loans	846,312	484,243
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(465,723)	(274,941)
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(1,197,012)	1,105,217
Changes in accumulated other comprehensive income from valuation of investments in associates	(64)	165
Changes in financial investments due to debt-for-equity swap	—	327

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activities	2022	2021
Income tax paid	Operating	908,394	1,043,878
Interest received	Operating	15,033,525	10,843,378
Interest paid	Operating	4,986,483	3,169,577
Dividends received	Operating	256,335	170,449
Dividends paid	Financing	1,031,167	917,941
Interest (dividends) paid on hybrid securities	Financing	34,399	24,144

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(88,125)	32,523,161	29,718,734	7,033,849	375,472	387,082	108,115	70,058,288
Cash flow	33,402	11,575,186	(197,529)	(1,225,402)	(157,055)	712,257	184,647	10,925,506
New lease and termination	—	—	—	—	142,433	—	—	142,433
Exchange differences	—	981,112	450,741	—	—	—	—	1,431,853
Changes in fair values	97,791	—	(293,571)	—	—	—	—	(195,780)
Changes from business combination	—	—	—	—	—	—	(188,528)	(188,528)
Other changes from non-cash transactions	(35,348)	(6,342)	109,347	—	11,153	16,845	12,853	108,508

Ending	7,720	45,073,117	29,787,722	5,808,447	372,003	1,116,184	117,087	82,282,280

	2021
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(142,840)	26,870,831	26,969,584	7,542,955	380,629	456,536	419,308	62,497,003
Cash flow	5,870	4,743,115	2,415,697	(509,106)	(162,954)	(71,326)	(373,592)	6,047,704
New lease and termination	—	—	—	—	147,470	—	—	147,470
Exchange differences	—	909,325	370,021	—	—	—	33,516	1,312,862
Changes in fair values	41,762	—	(126,419)	—	—	—	—	(84,657)
Changes from business combination	—	—	—	—	—	—	51,377	51,377
Other changes from non-cash transactions	7,083	(110)	89,851	—	10,327	1,872	(22,494)	86,529

Ending	(88,125)	32,523,161	29,718,734	7,033,849	375,472	387,082	108,115	70,058,288

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	167,538	136,914
Performance bond	3,476	3,476
Refund guarantees	9,259	27,811
Others	905,934	786,183

	1,086,207	954,384

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	502,217	523,037
Letter of guarantees	78,414	83,089
Bid bond	19,998	18,874
Performance bond	976,008	855,247
Refund guarantees	1,705,796	874,173
Others	3,570,739	2,518,394

	6,853,172	4,872,814

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	5,040	5,040
Acceptances and guarantees for mortgage	94,861	51,053
Overseas debt guarantees	509,157	428,108
International financing guarantees in foreign currencies	181,241	132,114
Other financial guarantees in Korean won	—	50,950

	790,299	667,265

	8,729,678	6,494,463

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	3,042,911	3,551,767
Refund guarantees	1,528,359	833,765

	4,571,270	4,385,532

	13,300,948	10,879,995

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.2 Credit qualities of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	6,023,922	1,140	—	6,025,062
Grade 2	1,882,080	10,474	—	1,892,554
Grade 3	494,924	18,649	—	513,573
Grade 4	63,689	215,382	442	279,513
Grade 5	—	4,130	14,846	18,976

	8,464,615	249,775	15,288	8,729,678

Unconfirmed acceptances and guarantees *
Grade 1	3,232,326	844	—	3,233,170
Grade 2	1,040,908	36,879	—	1,077,787
Grade 3	4,685	13,308	—	17,993
Grade 4	1,265	236,687	5	237,957
Grade 5	—	199	4,164	4,363

	4,279,184	287,917	4,169	4,571,270

	12,743,799	537,692	19,457	13,300,948

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,545,788	838	—	4,546,626
Grade 2	1,594,713	32,567	—	1,627,280
Grade 3	105,691	46,174	—	151,865
Grade 4	7,722	149,785	214	157,721
Grade 5	—	774	10,197	10,971

	6,253,914	230,138	10,411	6,494,463

Unconfirmed acceptances and guarantees *
Grade 1	3,083,636	3,391	—	3,087,027
Grade 2	998,204	39,224	—	1,037,428
Grade 3	12,039	34,797	—	46,836
Grade 4	11,925	195,794	—	207,719
Grade 5	—	138	6,384	6,522

	4,105,804	273,344	6,384	4,385,532

	10,359,718	503,482	16,795	10,879,995

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	7,615,442	3,810,564	11,426,006	85.90
Small and medium-sized companies	718,722	496,709	1,215,431	9.14
Public sector and others	395,514	263,997	659,511	4.96

	8,729,678	4,571,270	13,300,948	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,444,961	3,377,150	8,822,111	81.09
Small and medium-sized companies	820,327	657,073	1,477,400	13.58
Public sector and others	229,175	351,309	580,484	5.33

	6,494,463	4,385,532	10,879,995	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	547,553	2,012	549,565	4.13
Manufacturing	3,851,832	3,589,948	7,441,780	55.95
Service	751,846	31,465	783,311	5.89
Wholesale and retail	2,181,469	658,875	2,840,344	21.35
Construction	420,937	47,465	468,402	3.52
Public sector	32,635	81,607	114,242	0.86
Others	943,406	159,898	1,103,304	8.30

	8,729,678	4,571,270	13,300,948	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	398,801	10,114	408,915	3.76
Manufacturing	2,742,224	2,979,232	5,721,456	52.59
Service	676,440	38,920	715,360	6.58
Wholesale and retail	1,603,085	999,416	2,602,501	23.92
Construction	317,946	38,260	356,206	3.27
Public sector	28,257	99,841	128,098	1.18
Others	727,710	219,749	947,459	8.70

	6,494,463	4,385,532	10,879,995	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.5 Details of commitments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Commitments
Corporate loan commitments	50,603,030	44,763,099
Retail loan commitments	51,216,282	47,048,097
Other commitments in Korean won	1,700,000	1,300,000
Purchase of other securities	4,880,222	4,024,709

	108,399,534	97,135,905

Financial guarantee contracts
Credit line	6,100,082	4,858,585
Purchase of securities	371,200	495,400

	6,471,282	5,353,985

	114,870,816	102,489,890

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.6 Other Matters (including litigation)

The Group has 38 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,053,503 million, and details of pending lawsuits in which the Group is a defendant as of December 31, 2022, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	53,239

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

				Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-3777) at the written complaint review stage]
Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	The Bank won the case in the first and second trials, and the plaintiff’s appeal (appeal deadline: April 19, 2023) is being monitored.
Expropriation of long-term leasehold rights	1	316,825

The Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against the stakeholders of the real estate in this case, including the Bank, to expropriate the real estate in this case and determine indemnity.

				The Bank submitted the response letter and will proceed with the process in the future.
Others	106	267,703	Others (excluding simple lawsuits related to the collection or management of loans)

	109	733,967

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank, Kookmin Bank Cambodia Plc.	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Microfinance services
Kookmin Bank	PT Bank KB Bukopin Tbk	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Orient Kwang-yang Co., Ltd. [2]	36.16	Korea	Building of ships
Orient Kwang-yang Co., Ltd.	YoulChon Clean Energy Co., Ltd.	100.00	Korea	Other power generation
Kookmin Bank	Personal pension trust and 10 others [1]	0.00	Korea	Trust
Kookmin Bank	KBL Incheon 1st L.L.C. and 48 others [2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.36	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8 [2]	90.85	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) [2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2 [2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	81.53	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D [2]	99.50	Korea	Investment trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.1 Details of subsidiaries as of December 31, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	KB Global Private Real Estate Debt Fund No.10 [2]	99.83	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt No.52 [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3 [2]	99.01	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF [2]	99.60	Korea	Investment trust
Kookmin Bank	Vestas Investors Private Real Estate Fund Investment Trust No.69-3 [2]	99.52	Korea	Investment trust
Kookmin Bank	KB KBSTAR FKTB 5Y Duration Following ETF [2]	99.60	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2 (USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 10Y Futures ETF [2]	65.13	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1 (Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures ETF [2]	93.77	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 10Y F-LKTB INVERSE ETF [2]	95.53	Korea	Investment trust
Kookmin Bank	KB KBSTAR Nov 2025 Term Credit ETF [2]	65.45	Korea	Investment trust

[1]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Group holds more than half of the ownership interests of Koreit BN Private Equity Fund and six other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022			2022

(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Cambodia Plc.	677,093	536,616	140,477	40,295	13,581
Kookmin Bank (China) Ltd.	3,666,107	3,164,601	501,506	230,027	(869)
KB Microfinance Myanmar Co., Ltd.	20,111	9,475	10,636	5,379	(1,164)
PRASAC Microfinance Institution Plc.	6,083,323	4,999,794	1,083,529	1,095,307	233,852
PT Bank KB Bukopin Tbk	6,533,161	6,661,179	(128,018)	410,422	(802,084)
KB Bank Myanmar Co., Ltd.	262,478	13,655	248,823	3,252	(1,333)
Personal pension trust and 10 others	4,120,682	4,077,223	43,459	115,566	(76,182)

	December 31, 2021			2021

(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Cambodia Plc.	559,442	440,502	118,940	28,032	11,694
Kookmin Bank (China) Ltd.	3,812,297	3,295,555	516,742	182,989	14,064
KB Microfinance Myanmar Co., Ltd.	16,549	3,507	13,042	6,020	(6,249)
PRASAC Microfinance Institution Plc.	5,128,845	4,329,971	798,874	796,169	205,342
PT Bank KB Bukopin Tbk	6,958,949	6,320,222	638,727	413,973	(272,526)
KB Bank Myanmar Co., Ltd.	242,396	8,409	233,987	480	(3,005)
Personal pension trust and 10 others	4,381,035	4,261,394	119,641	95,531	2,333

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2022
(In millions of Korean won)	Capital commitments	Unused amount
Meritz Private Real Estate Fund No.9-2	63,352	913
KTB Global CREDebt No.52(USD)	63,365	12,564
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	54,048	19,228
Vestas Investors Private Real Estate Fund Investment Trust No.69-3(USD)(FOF)	81,107	35,139
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	25,346	4,540
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	67,258	53,914
SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD)	82,375	63,650

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3.2 The Bank has provided purchase commitment and credit line to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2022
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,510
KBH the 4th L.L.C.	12,200
Great Forest the 1st L.L.C.	10,200
KBH the 6th L.L.C.	50,106
Beomuh Landmark the 2nd L.L.C.	45,600
K Plus the 1st L.L.C.	110,279
KB Livv H 1st L.L.C.	30,097
Livv H 1st L.L.C.	50,152
KB Eagles 1st Co., Ltd.	30,097
KB Manchon Harrington Co., Ltd.	6,220
KB Livv l 1st Co., Ltd.	15,188
KB Cheongla Hill Co., Ltd.	60,550
KB Dong-in Central L.L.C.	20,094
KB Eagles 2nd Co., Ltd.	50,182
KBH Steal Co., Ltd.	150,204
KB Penta Co., Ltd.	20,910
KB Great Bear 1st L.L.C.	10,249
Ryan Mobility 1st L.L.C.	50,105
KB Chemical 1st Co., Ltd.	50,158
KB Harim 1st L.L.C.	30,139
KB Eagles 3rd Co., Ltd.	50,164
KB Winchest 1st Co., Ltd.	10,500
KB Dong-in Central 1st L.L.C.	300
LEP 2nd Co., Ltd.	10,000
KB River County L.L.C.	29,000
KB Buamsamjung 1st Co., Ltd.	36,039
Liiv H 2nd Co., Ltd.	30,028
KB Sungnae 1st L.L.C.	65,000
JT Capital 7th Asset Securitization Specialty Company	15,600
KB Landscape 1st L.L.C.	72,900
KB Pride 1st L.L.C.	23,250
KB Pride 2nd L.L.C.	30,184
KB Moonheung 1st Co., Ltd.	160
KB One West 1st Co., Ltd.	1,164
KB Cloud L.L.C.	10,831
K Gowoon Sekyo 1st Co., Ltd.	644
K Gowoon Sekyo 2nd Co., Ltd.	1,341
KB Great29 1st Co., Ltd.	57,600
IDMB UNITED PTE.LTD.	259,797
Liiv H 3rd Co., Ltd.	50,595

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

NICE WONHO 1st Co., Ltd. and 24 other subsidiaries were newly included in the scope of consolidation, and KB Happy 1st L.L.C. and 28 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2022.

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash inflows arising from acquisition of subsidiaries and net cash inflows arising from disposal of subsidiaries are amounting to ~~W~~ 2,800 million and ~~W~~ 52,569 million for the year ended December 31, 2022, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39. Unconsolidated Structured Entities

39.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	100,277,020	61,285,981	233,155,749	394,718,750

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	134,560	34,640	5,094,475	5,263,675
Loans measured at amortized cost	424,111	4,852,076	—	5,276,187
Financial investments	7,381,323	—	—	7,381,323
Investments in associates	—	—	329,626	329,626
Other assets	—	616	2	618

	7,939,994	4,887,332	5,424,103	18,251,429

Liabilities:
Deposits	219,641	1,596,011	78,705	1,894,357
Derivative financial liabilities	—	—	—	—
Other liabilities	2,302	1,561	97	3,960

	221,943	1,597,572	78,802	1,898,317

Maximum exposure
Assets held *	7,939,994	4,887,332	5,424,103	18,251,429
Purchase and investment commitments	371,200	—	4,355,121	4,726,321
Acceptances and guarantees and unused line of credit	6,097,582	1,640,709	—	7,738,291

	14,408,776	6,528,041	9,779,224	30,716,041

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees / Investment commitments	Acceptances and guarantees / Providing lines of credit	Purchase commitments /Investment commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows: (cont’d)

	December 31, 2021
(In millions of Korean won)	Asset-backed securitization	Structured Financing	Investment funds	Total
Total assets of unconsolidated structured entities	99,788,024	52,936,733	135,096,320	287,821,077

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	167,915	39,047	3,555,696	3,762,658
Loans measured at amortized cost	41,068	5,098,265	—	5,139,333
Financial investments	7,471,873	—	—	7,471,873
Investments in associates	—	—	285,895	285,895
Other assets	—	423	2	425

	7,680,856	5,137,735	3,841,593	16,660,184

Liabilities:
Deposits	330,592	650,834	86,185	1,067,611
Derivative financial liabilities	437	—	—	437
Other liabilities	2,532	3,030	15	5,577

	333,561	653,864	86,200	1,073,625

Maximum exposure
Assets held *	7,680,856	5,137,735	3,841,593	16,660,184
Purchase and investment commitments	—	—	3,863,104	3,863,104
Acceptances and guarantees and unused line of credit	5,353,985	1,636,416	—	6,990,401

	13,034,841	6,774,151	7,704,697	27,513,689

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and loan commitments	Loan commitments / Investment commitments / Purchase commitments and acceptances and guarantees	Investment commitments

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40. Lease

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Right-of-use property and equipment: *
Real estate	371,926	370,146
Vehicles	10,507	10,970
Others	4,401	10,018

	386,834	391,134

Right-of-use intangible assets *	2,602	3,610

	389,436	394,744

Lease liabilities *	372,003	375,472

*	Included in property and equipment, intangible assets, and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Depreciation and amortization of right-of-use assets:
Real estate	192,920	196,687
Vehicles	11,035	11,379
Others	5,291	6,672
Intangible asset	1,007	1,007

	210,253	215,745

Interest expenses on the lease liabilities	11,153	10,328
Expense relating to short-term lease	3,222	3,094
Expense relating to lease of low-value assets that are not short-term lease	3,486	3,060

Total cash outflows for lease for the years ended December 31, 2022 and 2021 are ~~W~~ 163,763 million and ~~W~~ 169,108 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Up to 1 year	20,875	20,081
1-5 years	29,373	33,211
Over 5 years	—	—

	50,248	53,292

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022	2021
Parent
KB Financial Group Inc.	Fee and commission income	9,493	7,440
	Other non-operating income	1,985	1,638
	Interest expense	6,345	1,708
	Other operating expenses	—	273
	General and administrative expenses	1,262	926
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	7,571	2,897
	Fee and commission income	26,105	27,878
	Gains on financial instruments at fair value through profit or loss	235,328	92,627
	Other non-operating income	4,613	4,371
	Interest expense	4,533	2,020
	Fee and commission expense	2,353	785
	Losses on financial instruments at fair value through profit or loss	168,852	108,706
	Provision for credit losses	106	146
	Other non-operating expenses	1	—
	General and administrative expenses	3,233	3,242

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Asset Management Co., Ltd.	Fee and commission income	2,053	1,959
	Gains on financial instruments at fair value through profit or loss	1,050	178
	Interest expense	143	43
	Fee and commission expense	3,851	1,703
	Losses on financial instruments at fair value through profit or loss	9	98
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	315	268
	Other non-operating income	34	35
	Interest expense	258	119
	Fee and commission expense	1,641	1,806
KB Investment Co., Ltd.	Fee and commission income	109	126
	Interest expense	1,647	344
KB Credit Information Co., Ltd.	Fee and commission income	75	71
	Other non-operating income	165	143
	Interest expense	139	69
	Fee and commission expense	18,146	20,953
	Other operating expenses	16	—
KB Data System Co., Ltd.	Fee and commission income	788	432
	Other non-operating income	185	182
	Interest expense	183	152
	Other operating expenses	419	349
	General and administrative expenses	110,623	60,374
KB Life Insurance Co., Ltd.	Interest income	83	—
	Fee and commission income	21,447	17,258
	Gains on financial instruments at fair value through profit or loss	14,050	8,154
	Other non-operating income	56	48
	Interest expense	13	11
	Fee and commission expense	579	956
	Losses on financial instruments at fair value through profit or loss	2,060	414
	Other operating expenses	1	—
	Provision for credit losses	224	—
	General and administrative expenses	890	888

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Kookmin Card Co., Ltd.	Interest income	9,925	4,985
	Fee and commission income	161,910	167,764
	Gains on financial instruments at fair value through profit or loss	2,087	287
	Reversal of credit losses	178	6
	Other non-operating income	1,473	1,682
	Interest expense	955	937
	Fee and commission expense	1,742	1,222
	Losses on financial instruments at fair value through profit or loss	1,399	363
	Provision for credit losses	—	327
	General and administrative expenses	1,469	1,301
KB Savings Bank Co., Ltd.	Fee and commission income	455	984
	Other non-operating income	31	82
	Interest expense	10	16
	General and administrative expenses	3	6
KB Capital Co., Ltd.	Interest income	2,475	1,529
	Fee and commission income	3,759	2,900
	Reversal of credit losses	—	245
	Other non-operating income	171	155
	Interest expense	248	74
	Fee and commission expense	119	4
	Provision for credit losses	28	—
	General and administrative expenses	—	139
KB Insurance Co., Ltd.	Interest income	569	303
	Fee and commission income	27,195	26,351
	Gains on financial instruments at fair value through profit or loss	137,527	69,366
	Reversal of credit losses	9	—
	Other non-operating income	2,036	1,842
	Interest expense	1,075	1,592
	Fee and commission expense	3,953	2,983
	Losses on financial instruments at fair value through profit or loss	33,916	1,333
	Other operating expenses	3	3
	Provision for credit losses	—	10
	Other non-operating expenses	—	11
	General and administrative expenses	13,745	13,590

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Interest income	66	46
	Fee and commission income	146	103
	Gains on financial instruments at fair value through profit or loss	33,293	6,968
	Other non-operating income	89	—
	Interest expense	4,045	3,736
	Fee and commission expense	4,136	4,374
	Losses on financial instruments at fair value through profit or loss	638	652
	General and administrative expenses	963	604
KB STAR REIT Co., Ltd.	Interest income	374	—
	Fee and commission income	33	—
	Gains on financial instruments at fair value through profit or loss	96	—
	Interest expense	9	—
	Losses on financial instruments at fair value through profit or loss	13,565	—
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	108	119
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	8	9
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Fee and commission income	5	1
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	11	11
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	11	10
KB Global Private Real Estate Debt Fund No.11	Fee and commission income	3	1
KB Global Private Real Estate Debt Fund No.15	Fee and commission income	10	2
KB Global Private Real Estate Debt Fund No.17	Fee and commission income	4	—
KB NA COMPASS Energy Private Special Asset Fund *	Fee and commission income	2	7
KB Star Office Private Real Estate Master Fund No.3	Other operating income	3,276	—
	Interest expense	—	3
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	37
	Interest expense	7	5
	Provision for credit losses	1	1

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	16	45
	Gains on financial instruments at fair value through profit or loss	459	1,020
	Losses on financial instruments at fair value through profit or loss	61	280
KB Onkookmin Life Income 20 Feeder Fund (FoFs)	Gains on financial instruments at fair value through profit or loss	—	266
	Losses on financial instruments at fair value through profit or loss	—	48
KB Onkookmin Life Income 40 Feeder Fund (FoFs)	Gains on financial instruments at fair value through profit or loss	—	261
	Losses on financial instruments at fair value through profit or loss	—	41
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	8
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	2,202	2,502
	Losses on financial instruments at fair value through profit or loss	51	—
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	10	10
	Gains on financial instruments at fair value through profit or loss	9,525	8,580
	Losses on financial instruments at fair value through profit or loss	2,259	536
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Fee and commission income	5	4
KB Global Infrastructure Synergy Private Special Asset Fund	Fee and commission income	5	3
	Gains on financial instruments at fair value through profit or loss	76	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	10	8
	Gains on financial instruments at fair value through profit or loss	2,515	5,722
	Losses on financial instruments at fair value through profit or loss	2,001	759
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	10	8
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	4	—
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Fee and commission income	6	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	8	2
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	23	12
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	Fee and commission income	—	4
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	Fee and commission income	1	5
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	Fee and commission income	8	3
	Losses on financial instruments at fair value through profit or loss	510	1,306
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	Fee and commission income	12	2
	Gains on financial instruments at fair value through profit or loss	—	96
	Losses on financial instruments at fair value through profit or loss	15,167	—
KB Korea Short Term Premium Private Securities No.25(USD)(Bond)	Fee and commission income	11	—
	Losses on financial instruments at fair value through profit or loss	2,891	—
KB Korea Short Term Premium Private Securities No.26(USD)(Bond)	Fee and commission income	7	—
	Losses on financial instruments at fair value through profit or loss	1,839	—
KB Korea Short Term Premium Private Securities No.27(USD)(Bond)	Fee and commission income	11	—
	Losses on financial instruments at fair value through profit or loss	3,502	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Korea Short Term Premium Private Securities No.28(USD)(Bond) *	Fee and commission income	10	—
	Losses on financial instruments at fair value through profit or loss	11,191	—
KB Korea Short Term Premium Private Securities No.32(USD)(Bond)	Fee and commission income	5	—
	Gains on financial instruments at fair value through profit or loss	5,377	—
KB Korea Short Term Premium Private Securities No.33(USD)(Bond)	Gains on financial instruments at fair value through profit or loss	1,557	—
KB Multi Alpha Plus Private Fund No.1	Fee and commission income	8	6
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	23	8
KB New Deal Infra Private Special Asset Fund	Fee and commission income	2	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	16	5
KB Wise Star Private Real Estate No.19	Fee and commission income	6	3
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	514	36
	Losses on financial instruments at fair value through profit or loss	746	175
KB Logistics Blind Private Real Estate Fund No.1	Interest income	1,129	—
	Fee and commission income	48	2
	Provision for credit losses	2	—
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	13	4
	Gains on financial instruments at fair value through profit or loss	74	—
	Losses on financial instruments at fair value through profit or loss	1,761	3,849
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	15	5
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	2	—
KB GK Project Private Special Asset Fund No.3	Fee and commission income	44	—
KB AMP Infra Note Private Special Asset Fund No.14	Fee and commission income	5	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	48	—
	Losses on financial instruments at fair value through profit or loss	587	—
KB Duke Private Special Asset Fund	Fee and commission income	4	—
KB Star Reits Private Real Estate Feeder Fund No.1	Fee and commission income	2	—
KB Star Reits Private Real Estate Feeder Fund No.2	Fee and commission income	4	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	1	—
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	1	—
Mirova Eurofideme	Fee and commission income	1	—
KB Senior Loan Private Fund No.1 *	Fee and commission income	—	1
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Fee and commission income	—	3
	Losses on financial instruments at fair value through profit or loss	—	1,614
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Fee and commission income	—	10
	Losses on financial instruments at fair value through profit or loss	—	6,153
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	36
	Interest expense	1	6
	Fee and commission expense	1,996	1,860
	Other operating expenses	15	11
Incheon Bridge Co., Ltd.	Interest income	7,516	4,069
	Fee and commission income	23	22
	Reversal of credit losses	28	444
	Interest expense	517	158
	Fee and commission expense	6	6
	Losses on financial instruments at fair value through profit or loss	4,434	1,374
Kendae Co., Ltd.	Other non-operating expenses	3	—
Dongjo Co., Ltd.	Interest income	9	—
Dae-A Leisure Co., Ltd.	Interest expense	—	2
Skydigital Inc.	Fee and commission income	3	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	1	—
So-Myung Recycling Co., Ltd.	Other non-operating expenses	2	—
TMAPMOBILITY CO.,LTD.	Interest expense	226	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB High-Tech Company Investment Fund	Interest expense	3	8
Aju Good Technology Venture Fund	Interest expense	108	27
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	1
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	4	3
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	6	17
KB Global Platform Fund	Interest expense	114	39
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	9	—
KB Digital Platform Fund	Interest expense	116	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	Interest expense	2	5
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	3,098	—
	Interest expense	60	—
	Provision for credit losses	1	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Fee and commission income	4	4
Food Factory Co., Ltd.	Interest income	80	70
	Fee and commission income	1	—
	Reversal of credit losses	1	6
	Interest expense	6	5
	Fee and commission expense	—	2
BIKDIPEO CO.,LTD.	Interest expense	1	—
Banksalad Co., Ltd.	Fee and commission income	36	36
Spark Biopharma Inc.	Interest expense	272	7
UPRISE, Inc.	Interest income	—	5
	Reversal of credit losses	—	1
	Interest expense	3	1
Channel Corporation	Interest expense	43	—
COSES GT Co., Ltd.	Interest income	23	18
	Reversal of credit losses	—	3
	Interest expense	1	1
	Provision for credit losses	3	—
KB No.17 Special Purpose Acquisition Company *	Interest expense	1	14
KB No.18 Special Purpose Acquisition Company *	Interest expense	5	20
KB No.19 Special Purpose Acquisition Company *	Interest expense	5	9
KB No.20 Special Purpose Acquisition Company *	Interest expense	22	15

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB No.21 Special Purpose Acquisition Company	Interest expense	30	—
KB No.22 Special Purpose Acquisition Company	Interest expense	1	—
KB No.23 Special Purpose Acquisition Company	Interest expense	23	—
KB No.24 Special Purpose Acquisition Company	Interest expense	1	—
SwatchOn Inc. *	Fee and commission income	5	8
	Interest expense	5	10
Gomi corporation Inc.	Interest income	61	19
	Fee and commission income	1	—
	Interest expense	2	1
	Provision for credit losses	2	13
S&E bio Co., Ltd.	Interest expense	2	1
Contents First Inc.	Interest income	128	—
	Fee and commission income	1	—
	Interest expense	34	83
	Provision for credit losses	1	—
GENINUS Inc. *	Interest expense	12	29
Mantisco Co., Ltd.	Interest expense	1	1
Pin Therapeutics Inc.	Interest expense	110	—
SuperNGine Co., Ltd.	Interest expense	—	1
Desilo Inc.	Interest income	9	1
	Provision for credit losses	—	2
Turing Co., Ltd.	Interest expense	1	1
IGGYMOB Co., Ltd.	Interest expense	1	1
Kukka Co., Ltd.	Interest expense	2	—
Zipdoc Inc.	Interest expense	1	—
TeamSparta Inc.	Interest expense	19	—
Chabot Mobility Co., Ltd.	Interest expense	1	—
Wemade Connect Co., Ltd.	Interest expense	81	—
Nextrade Co., Ltd.	Interest expense	263	—
KB Pre IPO Secondary Venture Fund No.1 *	Interest expense	—	1
Others
Retirement pension	Fee and commission income	1,352	1,338
	Interest expense	39	9

*	Excluded from the Group’s related party as of December 31, 2022.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent
KB Financial Group Inc.	Other assets	97	71
	Deposits	231,056	518,076
	Other liabilities	828,908	462,800
Parent’s subsidiaries
KB Securities Co., Ltd.	Cash and due from financial institutions	8,116	4,691
	Derivative assets	134,303	43,797
	Loans measured at amortized cost (gross amount)	141,922	124,527
	Allowances for credit losses	358	201
	Other assets	6,186	5,564
	Derivative liabilities	33,258	33,338
	Deposits	863,614	535,130
	Provisions	36	90
	Other liabilities [2]	29,440	29,920
KB Asset Management Co., Ltd.	Other assets	413	422
	Deposits	25,950	13,206
	Other liabilities [3]	3,911	1,304
KB Real Estate Trust Co., Ltd.	Other assets	2	3
	Deposits	48,600	103,329
	Other liabilities [4]	2,276	3,438
KB Investment Co., Ltd.	Deposits	81,064	100,338
	Other liabilities	707	42
KB Credit Information Co., Ltd.	Deposits	13,430	4,536
	Other liabilities	5,475	5,656
KB Data System Co., Ltd.	Other assets	317	215
	Deposits	20,924	17,999
	Other liabilities	7,381	6,150
KB Life Insurance Co., Ltd.	Derivative assets	773	5,387
	Other assets	1,502	1,519
	Derivative liabilities	2,060	168
	Deposits	788	2,608
	Provisions	224	—
	Other liabilities [5]	16,096	21,700
KB Kookmin Card Co., Ltd.	Derivative assets	—	55
	Loans measured at amortized cost (gross amount)	197,647	71,130
	Allowances for credit losses	207	86
	Other assets	22,737	22,043
	Derivative liabilities	884	—
	Deposits	110,252	81,641
	Borrowings	3,694	3,492
	Provisions	423	724
	Other liabilities	55,132	47,443
KB Savings Bank Co., Ltd.	Other liabilities	606	323

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	45,192	71,130
	Allowances for credit losses	52	156
	Other assets	594	365
	Deposits	708,518	219,312
	Provisions	182	45
	Other liabilities	3,067	3,006
KB Insurance Co., Ltd.	Derivative assets	137,320	37,098
	Loans measured at amortized cost (gross amount)	18,390	17,958
	Allowances for credit losses	5	3
	Other assets	12,599	15,707
	Derivative liabilities	29,632	3,670
	Deposits	65,231	7,854
	Borrowings [7]	23,000	23,000
	Debentures	—	29,998
	Provisions	7	18
	Other liabilities [6]	18,631	17,757
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Derivative assets	13,582	6,968
	Other assets	3,880	3,815
	Derivative liabilities	642	652
	Deposits	7,779	7,634
	Debentures	30,000	30,000
	Other liabilities	43,878	38,100
KB STAR REIT Co., Ltd.	Other assets	21	—
	Derivative liabilities	8,089	—
	Deposits	35,053	—
	Other liabilities	1	—
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	26	29
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Other assets	2	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund No.1	Other assets	3	3
KB Global Private Real Estate Debt Fund No.11	Other assets	1	—
KB Global Private Real Estate Debt Fund No.15	Other assets	2	2
KB Global Private Real Estate Debt Fund No.17	Other assets	1	—
KB NA COMPASS Energy Private Special Asset Fund [1]	Other assets	—	1
KB Star Office Private Real Estate Master Fund No.3	Deposits	—	171
	Other liabilities	—	9

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	4	3
	Other assets	13	11
	Deposits	215	532
	Other liabilities	4	1
KB Global Core Bond Securities Feeder Fund(Bond)	Derivative assets	—	7
	Other assets	2	4
	Derivative liabilities	—	6
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Derivative assets	—	1,378
	Other assets	1	1
	Derivative liabilities	51	—
KB North America Private Real Estate Debt Fund No.3	Derivative assets	2,411	1,221
	Other assets	3	2
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Other assets	1	1
KB Global Infrastructure Synergy Private Special Asset Fund	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Derivative assets	—	3,275
	Other assets	3	2
	Derivative liabilities	2,001	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	—
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Other assets	3	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	2	1
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	7	4
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) [1]	Other assets	—	2
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) [1]	Other assets	—	2
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) [1]	Other assets	—	1
	Derivative liabilities	—	1,306
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) [1]	Derivative assets	—	96
	Other assets	—	2
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	Other assets	5	—
	Derivative liabilities	2,891	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	Other assets	3	—
	Derivative liabilities	1,839	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	Other assets	5	—
	Derivative liabilities	3,502	—
KB Korea Short Term Premium Private Securities Fund No.32(USD)(Bond)	Derivative assets	5,377	—
	Other assets	5	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	Derivative assets	1,557	—
KB Multi Alpha Plus Private Fund No.1	Other assets	2	2
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	6	7
KB New Deal Innovation Fund	Other assets	1	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	2
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	—	9
	Derivative liabilities	744	119
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	52,500	—
	Allowances for credit losses	2	—
	Other assets	374	2
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
	Derivative liabilities	5,096	3,835
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	1	1
KB GK Project Private Special Asset Fund No.3	Other assets	5	—
KB AMP Infra Note Private Special Asset Fund No.14	Other assets	1	—
	Derivative liabilities	479	—
KB Duke Private Special Asset Fund	Other assets	1	—
KB Star Reits Private Real Estate Feeder Fund No.1	Other assets	2	—
KB Star Reits Private Real Estate Feeder Fund No.2	Other assets	4	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	—
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	10,200
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	32,948	37,382
	Loans measured at amortized cost (gross amount)	95,200	114,100
	Allowances for credit losses	8	25
	Other assets	615	423
	Deposits	48,639	35,487
	Provisions	7	18
	Other liabilities	446	99
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	154	17
Iwon Alloy Co., Ltd.	Deposits	1	—
Computerlife Co., Ltd.	Deposits	3	—
Skydigital Inc.	Deposits	10	85
Jo Yang Industrial Co., Ltd.	Deposits	—	1
TMAPMOBILITY CO.,LTD.	Deposits	30,000	—
	Other liabilities	76	—
KB High-Tech Company Investment Fund	Deposits	688	1,504
Aju Good Technology Venture Fund	Deposits	7,222	6,286
	Other liabilities	73	10
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,526	1,524
	Other liabilities	1	—
KB Global Platform Fund	Deposits	19,655	26,823
	Other liabilities	12	5
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	221	260
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—
	Other liabilities	9	—
KB Digital Platform Fund	Deposits	15,000	—
	Other liabilities	2	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [1]	Deposits	—	2,578
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,294	—
	Allowances for credit losses	1	—
	Other assets	3,208	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	10	17
RAND Bio Science Co., Ltd.	Deposits	3	443
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,337	3,545
	Allowances for credit losses	4	4
	Other assets	4	2
	Deposits	664	839
	Other liabilities	1	6
Acts Co., Ltd. [1]	Deposits	—	154
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	19	—
Spark Biopharma Inc.	Deposits	17,534	6,015
	Other liabilities	91	3
Wyatt Corp.	Deposits	1	1
UPRISE, Inc.	Deposits	27	4,001
CellinCells Co., Ltd.	Deposits	37	38
Channel Corporation	Deposits	3,000	—
	Other liabilities	21	—
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	500	500
	Allowances for credit losses	4	2
	Other assets	2	1
	Deposits	1,213	1,939
KB No.17 Special Purpose Acquisition Company [1]	Deposits	—	1,687
	Other liabilities	—	12
KB No.18 Special Purpose Acquisition Company [1]	Deposits	—	2,077
	Other liabilities	—	12
KB No.19 Special Purpose Acquisition Company [1]	Deposits	—	1,013
	Other liabilities	—	5
KB No.20 Special Purpose Acquisition Company [1]	Deposits	—	1,681
	Other liabilities	—	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	—
	Other liabilities	29	—
KB No.22 Special Purpose Acquisition Company	Deposits	1,948	—
KB No.23 Special Purpose Acquisition Company	Deposits	2,205	—
	Other liabilities	22	—
KB No.24 Special Purpose Acquisition Company	Deposits	9,983	—
	Other liabilities	1	—
SwatchOn Inc. [1]	Deposits	—	686
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,200	2,200
	Allowances for credit losses	15	12
	Other assets	5	4
	Deposits	915	3,188
	Other liabilities	1	1
S&E bio Co., Ltd.	Deposits	6,419	263
	Other liabilities	1	—
4N Inc.	Deposits	5	39
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,017	—
	Allowances for credit losses	1	—
	Other assets	2	—
	Deposits	5,010	12,650
	Other liabilities	21	57
December & Company Inc.	Deposits	1	1
GENINUS Inc. [1]	Deposits	—	34,415
	Other liabilities	—	2
Mantisco Co., Ltd.	Deposits	623	386
Pin Therapeutics Inc.	Deposits	6,033	—
	Other liabilities	18	—
G1 Playground Co., Ltd.	Deposits	—	354
SuperNGine Co., Ltd.	Deposits	17	944
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	301
	Allowances for credit losses	2	2
	Deposits	1	168
Turing Co., Ltd.	Deposits	2,788	1,054
IGGYMOB Co., Ltd.	Deposits	254	2,938
ZIPDOC Inc.	Deposits	915	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
TeamSparta Inc.	Deposits	12,502	—
	Other liabilities	6	—
Chabot Mobility Co., Ltd.	Deposits	86	—
Wemade Connect Co., Ltd.	Deposits	10,370	—
	Other liabilities	28	—
Nextrade Co., Ltd.	Deposits	56,202	—
	Other liabilities	263	—
KB Pre IPO Secondary Venture Fund No.1 [1]	Deposits	—	103
Key management personnel	Loans measured at amortized cost (gross amount)	4,391	3,252
	Allowances for credit losses	2	2
	Other assets	6	3
	Deposits	11,974	11,757
	Provisions	1	1
	Other liabilities	284	255
Others
Retirement pension	Other assets	778	369
	Other liabilities	10,141	5,014

[1]	Excluded from the Group’s related party as of December 31, 2022.
[2]	Non-controlling interests classified as liabilities include ~~W~~ 1,919 million and ~~W~~ 3,089 million as of December 31, 2022 and 2021, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 1,077 million and ~~W~~ 986 million as of December 31, 2022 and 2021, respectively.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 1,919 million and ~~W~~ 3,085 million as of December 31, 2022 and 2021, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 14,978 million and ~~W~~ 20,355 million as of December 31, 2022 and 2021, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 5,385 million and ~~W~~ 4,931 million as of December 31, 2022 and 2021, respectively.
[7]

This is the carrying amount of liabilities held through a subsidiary, a company specialized in asset-backed securitization, and the related underlying assets after deducting allowance for credit losses is ~~W~~ 22,931 million. The carrying amount of the asset and liability is determined as a reasonable approximation of its fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	21,927	26,565
	Lease liabilities	26,825	31,814
KB Kookmin Card Co., Ltd.	Right-of-use assets	108	200
	Lease liabilities	29	53
KB Insurance Co., Ltd.	Right-of-use assets	—	3,797
	Lease liabilities	—	3,963
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Right-of-use assets	6,971	9,168
	Lease liabilities	7,021	9,042
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,563	—
	Lease liabilities	3,707	—

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,820,272	2,360,006
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	57,629	163,227
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	126,730	30,000
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,192,657	1,356,044
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Notional amount of derivative financial instruments	258,928	407,653
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	420,280	—
KB Global Core Bond Securities Feeder Fund(Bond)	Notional amount of derivative financial instruments	—	25,796

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	31,683	29,638
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	104,552	293,411
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	38,112	60,822
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	Notional amount of derivative financial instruments	—	23,941
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	Notional amount of derivative financial instruments	—	82,985
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	Notional amount of derivative financial instruments	51,554	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	Notional amount of derivative financial instruments	38,653	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	Notional amount of derivative financial instruments	64,632	—
KB Korea Short Term Premium Private Securities Fund No.32(USD)(Bond)	Notional amount of derivative financial instruments	103,538	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	Notional amount of derivative financial instruments	54,494	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	35,081	15,254
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	123,949	136,328
KB ASF Infra Private Special Asset Fund(FoFs)	Notional amount of derivative financial instruments	6,011	—

*	Excluded from the Group’s related party as of December 31, 2022.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

	2022 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	124,527	1,035,932	1,003,576	(14,961)	141,922
KB Insurance Co., Ltd.	17,958	475	3	(40)	18,390
KB Kookmin Card Co., Ltd.	71,130	270,676	147,431	3,272	197,647
KB Capital Co., Ltd.	71,130	9,708	41,709	6,063	45,192
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	—	52,500	—	—	52,500
Associates
Incheon Bridge Co., Ltd.	151,482	—	18,900	(4,434)	128,148
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	—	150,000	—	(706)	149,294
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,545	1,500	1,707	(1)	3,337
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	2,200	—	—	—	2,200
Desilo Inc.	301	—	—	(1)	300
Contents First Inc.	—	10,000	—	17	10,017
Key management personnel [2]	3,252	1,041	2,038	2,136	4,391

	2021 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	97,803	829,086	807,840	5,478	124,527
KB Insurance Co., Ltd.	—	18,200	300	58	17,958
KB Kookmin Card Co., Ltd.	39,930	86,033	41,551	-13,282	71,130
KB Capital Co., Ltd.	54,400	11,441	—	5,289	71,130
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	171,756	—	18,900	(1,374)	151,482
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,193	388	37	1	3,545
UPRISE, Inc.	500	—	500	—	—
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	—	2,200	—	—	2,200
Desilo Inc.	—	300	—	1	301
Key management personnel [2]	4,599	2,432	1,752	(2,027)	3,252

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	518,076	950,000	950,000	(287,020)	231,056
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	535,130	109,580	75,000	293,904	863,614
KB Asset Management Co., Ltd.	Deposits	13,206	—	—	12,744	25,950
KB Real Estate Trust Co., Ltd.	Deposits	103,329	—	—	(54,729)	48,600
KB Investment Co., Ltd.	Deposits	100,338	195,000	203,000	(11,274)	81,064
KB Credit Information Co., Ltd.	Deposits	4,536	5,599	1,425	4,720	13,430
KB Data System Co., Ltd.	Deposits	17,999	10,714	12,744	4,955	20,924
KB Life Insurance Co., Ltd.	Deposits	2,608	—	—	(1,820)	788
KB Kookmin Card Co., Ltd.	Deposits	81,641	22,000	26,742	33,353	110,252
	Borrowings	3,492	22,000	22,000	202	3,694
KB Capital Co., Ltd.	Deposits	219,312	—	—	489,206	708,518
KB Insurance Co., Ltd.	Deposits	7,854	1,537	1,828	57,668	65,231
	Borrowings	23,000	—	—	—	23,000
	Debentures	29,998	—	30,000	2	—
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Deposits	7,634	—	—	145	7,779
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	171	—	—
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	318	1	215
KB STAR REIT Co., Ltd.	Deposits	—	—	—	35,053	35,053
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	—	—	17,689	27,889
Incheon Bridge Co., Ltd.	Deposits	35,487	29,217	15,000	(1,065)	48,639
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	17	—	—	137	154
Iwon Alloy Co., Ltd.	Deposits	—	—	—	1	1
Computerlife Co., Ltd.	Deposits	—	—	—	3	3
Skydigital Inc.	Deposits	85	—	—	(75)	10
Jo Yang Industrial Co., Ltd.	Deposits	1	—	—	(1)	—
KB High-Tech Company Investment Fund	Deposits	1,504	—	—	(816)	688
Aju Good Technology Venture Fund	Deposits	6,286	6,577	3,840	(1,801)	7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	—	—	(587)	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	—	—	(1,414)	674

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	—	—	2	1,526
KB Global Platform Fund	Deposits	26,823	—	—	(7,168)	19,655
WJ Private Equity Fund No.1	Deposits	260	—	—	(39)	221
TMAPMOBILITY CO.,LTD.	Deposits	—	80,000	50,000	—	30,000
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400	—	—	1,400
KB Global Platform Fund	Deposits	—	59,000	44,000	—	15,000
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	2,578	—	2,578	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	17	—	—	(7)	10
RAND Bio Science Co., Ltd.	Deposits	443	—	—	(440)	3
Food Factory Co., Ltd.	Deposits	839	511	1,018	332	664
Acts Co., Ltd. [2]	Deposits	154	—	—	(154)	—
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	—	300	300	19	19
Spark Biopharma Inc.	Deposits	6,015	41,165	27,539	(2,107)	17,534
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	4,001	—	—	(3,974)	27
CellinCells Co., Ltd.	Deposits	38	—	—	(1)	37
COSES GT Co., Ltd.	Deposits	1,939	—	—	(726)	1,213
KB No.17 Special Purpose Acquisition Company [2]	Deposits	1,687	—	1,546	(141)	—
KB No.18 Special Purpose Acquisition Company [2]	Deposits	2,077	—	2,016	(61)	—
KB No.19 Special Purpose Acquisition Company [2]	Deposits	1,013	—	1,000	(13)	—
KB No.20 Special Purpose Acquisition Company [2]	Deposits	1,681	—	1,534	(147)	—
KB No.21 Special Purpose Acquisition Company	Deposits	—	2,000	—	263	2,263
KB No.22 Special Purpose Acquisition Company	Deposits	—	—	—	1,948	1,948
KB No.23 Special Purpose Acquisition Company	Deposits	—	2,133	—	72	2,205
SwatchOn Inc. [2]	Deposits	686	—	—	(686)	—
Gomi corporation Inc.	Deposits	3,188	—	—	(2,273)	915
S&E bio Co., Ltd.	Deposits	263	50	—	6,106	6,419
4N Inc.	Deposits	39	—	—	(34)	5

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Contents First Inc.	Deposits	12,650	10,000	16,000	(1,640)	5,010
December & Company Inc.	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	34,415	—	—	(34,415)	—
Mantisco Co., Ltd.	Deposits	386	—	—	237	623
Pin Therapeutics Inc.	Deposits	—	21,000	16,200	1,233	6,033
G1 Playground Co., Ltd.	Deposits	354	—	—	(354)	—
SuperNGine Co., Ltd.	Deposits	944	—	—	(927)	17
Desilo Inc.	Deposits	168	—	—	(167)	1
Turing Co., Ltd.	Deposits	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	Deposits	2,938	—	—	(2,684)	254
KB Pre IPO Secondary Venture Fund No.1 [2]	Deposits	103	—	—	(103)	—
ZIPDOC Inc.	Deposits	—	—	—	915	915
TeamSparta Inc.	Deposits	—	9,000	4,000	7,502	12,502
Chabot Mobility Co., Ltd.	Deposits	—	—	—	86	86
Wemade Connect Co., Ltd.	Deposits	—	11,010	3,267	2,627	10,370
Wise Asset Management Co., Ltd	Deposits	—	6	6	—	—
Channel Corporation	Deposits	—	6,000	3,000	—	3,000
KB No.24 Special Purpose Acquisition Company Co., Ltd.	Deposits	—	—	—	9,983	9,983
Nextrade Co., Ltd.	Deposits	—	56,200	—	2	56,202
Key management personnel [3]	Deposits	11,757	14,214	12,345	(1,652)	11,974

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

		2021
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	23,084	200,000	200,000	494,992	518,076
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	464,584	75,000	157,117	152,663	535,130
KB Asset Management Co., Ltd.	Deposits	6,915	—	—	6,291	13,206
KB Real Estate Trust Co., Ltd.	Deposits	71,261	—	—	32,068	103,329
KB Investment Co., Ltd.	Deposits	93,970	236,000	234,000	4,368	100,338
KB Credit Information Co., Ltd.	Deposits	5,340	2,231	2,025	(1,010)	4,536
KB Data System Co., Ltd.	Deposits	17,561	11,744	12,500	1,194	17,999
KB Life Insurance Co., Ltd.	Deposits	2,085	—	—	523	2,608
KB Kookmin Card Co., Ltd.	Deposits	92,490	27,574	25,500	(12,923)	81,641
	Borrowings	—	3,492	—	—	3,492
KB Capital Co., Ltd.	Deposits	190,331	—	—	28,981	219,312
KB Insurance Co., Ltd.	Deposits	3,365	3,266	—	1,223	7,854
	Borrowings	—	23,000	—	—	23,000
	Debentures	29,994	—	—	4	29,998
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Deposits	303	—	—	7,331	7,634
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	—	—	171
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	—	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	—	1,000	(8,782)	10,200
Incheon Bridge Co., Ltd.	Deposits	39,520	15,000	20,000	967	35,487
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	636	—	479	(140)	17
Skydigital Inc.	Deposits	15	—	—	70	85
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	(1)	1
KB High-Tech Company Investment Fund	Deposits	12,695	—	—	(11,191)	1,504
Aju Good Technology Venture Fund	Deposits	3,093	3,840	1,442	795	6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	—	—	(19)	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	—	—	287	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	—	—	(6,573)	1,524
KB Global Platform Fund	Deposits	20,197	—	—	6,626	26,823
Neomio Corp. [2]	Deposits	535	—	—	(535)	—
WJ Private Equity Fund No.1	Deposits	349	—	—	(89)	260

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

		2021
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Associate of Parent				—
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	4,255	—	1,770	93	2,578
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company[2]	Deposits	1,711	1,546	1,525	(45)	1,687
KB No.18 Special Purpose Acquisition Company[2]	Deposits	2,101	2,016	2,063	23	2,077
KB No.19 Special Purpose Acquisition Company[2]	Deposits	1,053	1,000	1,000	(40)	1,013
KB No.20 Special Purpose Acquisition Company[2]	Deposits	1,716	1,534	1,522	(47)	1,681
RAND Bio Science Co., Ltd.	Deposits	693	—	400	150	443
Food Factory Co., Ltd.	Deposits	1,555	507	500	(723)	839
Acts Co., Ltd. [2]	Deposits	18	—	—	136	154
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	1	—	—	(1)	—
Wyatt Corp.	Deposits	1	—	—	—	1
Stratio, Inc.	Deposits	13	—	—	(13)	—
UPRISE, Inc.	Deposits	11	—	—	3,990	4,001
CellinCells Co., Ltd.	Deposits	260	—	—	(222)	38
COSES GT Co., Ltd.	Deposits	292	—	—	1,647	1,939
SwatchOn Inc. [2]	Deposits	3,947	200	3,501	40	686
Gomi corporation Inc.	Deposits	37	—	—	3,151	3,188
S&E bio Co., Ltd.	Deposits	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1[2]	Deposits	629	—	—	(526)	103
4N Inc.	Deposits	76	—	—	(37)	39
Contents First Inc.	Deposits	1,823	20,000	11,000	1,827	12,650
December & Company Inc.	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	13,630	—	5,000	25,785	34,415
Mantisco Co., Ltd.	Deposits	—	—	—	386	386
Spark Biopharma Inc.	Deposits	—	1,000	3,000	8,015	6,015
G1 Playground Co., Ltd.	Deposits	—	—	—	354	354
SuperNGine Co., Ltd.	Deposits	—	—	—	944	944
Desilo Inc.	Deposits	—	—	—	168	168
Turing Co., Ltd.	Deposits	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	Deposits	—	—	—	2,938	2,938
Key management personnel [3]	Deposits	11,023	9,974	9,568	328	11,757

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2022.
[3]	Includes borrowing transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	19,510
KB Hope Sharing BTL Private Special Asset Fund	—	1,416
KB Intellectual Property Fund	—	180
KB Star Office Private Real Estate Master Fund No.3	—	3,276
KB Star Office Private Real Estate Feeder Fund No.4	—	2,412
KB Global Core Bond Securities Feeder Fund(Bond)	—	42,737
KB New Renewable Energy Private Special Asset Fund No.1	3,492	1,794
KB Mezzanine Private Securities Fund No.3	—	16,240
KB Wise Star Jongno Tower Real Estate Master Fund *	—	112,639
Koreit BN Private Equity Fund	—	2,440
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	2,452	2,746
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	2,092
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	—	23,985
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	—	36,102
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	—	24,433
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	—	85,433
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	47,672	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	35,910	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	59,980	—
KB Korea Short Term Premium Private Securities Fund No.28(USD)(Bond) *	95,368	108,180
KB Sinansan Line Private Special Asset Fund(SOC)	31,808	2,490
KB New Renewable Green New Deal Private Special Asset No.2	22,350	1,447
KB Multi Alpha Plus Private Fund No.1	—	400
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	20,703	1,959
KB New Deal Infra Private Special Asset Fund	10,199	77
KB Logistics Blind Private Real Estate Fund No.1	25,812	1,463
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	50,000	48,800
KB GK Project Private Special Asset Fund No.3	—	89,410
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	38,828	404
KB Core Blind Private Real Estate Fund No.2	5,107	—
KB Star Reits Private Real Estate Feeder Fund No.2	65,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	20,000	—
KB Korea Short Term Premium Private Securities Fund No.32	107,312	—
KB KBSTAR Nov 2023 Term Credit ETF	180,581	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	52,816	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	63,420	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Future Planning KB Start-up Creation Fund	—	1,700
KB High-Tech Company Investment Fund	—	1,300
Aju Good Technology Venture Fund	—	5,400
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,600
KB-TS Technology Venture Private Equity Fund	—	2,430
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,400
KB SPROTT Renewable Private Equity Fund No.1	9,748	—
KB Global Platform Fund	8,000	6,150
KB Smart Scale Up Fund	12,000	—
KB-KTB Technology Venture Fund	6,000	—
KB Digital Platform Fund	14,000	—
KB-SOLIDUS Healthcare Investment Fund	6,000	—
KB New Deal Innovation Fund	9,600	—
TMAPMOBILITY CO.,LTD.	200,000	—
KB Prime Digital Platform Fund	2,600	—
KB Scale Up Fund II	4,500	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	—	42,118
Balhae Infrastructure Company	—	21,177
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	2,497	2,409
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	440	2,044
KB Co-Investment Private Equity Fund No.1	6,320	—
KB-NP Green ESG New Technology Venture Capital Fund	2,805	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
PT KB DATA SYSTEMS INDONESIA	145	—
KB Hanbando BTL Private Special Asset Fund No.1	—	20,448
KB Hope Sharing BTL Private Special Asset Fund	—	1,647
KB Intellectual Property Fund	—	476
KB Senior Loan Private Fund No.1 *	—	5,844
KB Star Office Private Real Estate Master Fund No.3	—	3,569
KB Star Office Private Real Estate Feeder Fund No.4	—	2,474
KB Global Core Bond Securities Feeder Fund(Bond)	—	22,134
KB New Renewable Energy Private Special Asset Fund No.1	—	1,793
KB Mezzanine Private Securities Fund No.3	22,235	42,562
KB Wise Star Jongno Tower Real Estate Master Fund *	—	2,093
Koreit BN Private Equity Fund	—	898
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	1,896	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	6,727	1,657
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	—	23,660
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	—	71,240
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	22,088	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	33,213	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	22,556	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	71,112	—
KB Sinansan Line Private Special Asset Fund(SOC)	29,156	2,757
KB New Renewable Green New Deal Private Special Asset No.2	12,349	124
KB Multi Alpha Plus Private Fund No.1	10,000	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	33,147	—
KB New Deal Infra Private Special Asset Fund	408	—
KB Logistics Blind Private Real Estate Fund No.1	31,111	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	49,000	—
KB Global Commerce Private Equity Investment Fund	7,000	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	279	9,584
KB GwS Private Securities Investment Trust *	—	147,785
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	9,488
Future Planning KB Start-up Creation Fund	—	2,800
KB High-Tech Company Investment Fund	—	11,450
Aju Good Technology Venture Fund	—	4,769
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400
KB-TS Technology Venture Private Equity Fund	1,650	2,880
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,000	5,400
KB Global Platform Fund	13,500	—
KB-UTC Inno-Tech Venture Fund	3,390	750
KB Pre-IPO New Technology Business Investment Fund No.2	7,500	—
KB Smart Scale Up Fund	27,000	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	12,600	—
KB-SOLIDUS Healthcare Investment Fund	600	—
KB New Deal Innovation Fund	4,000	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	—	1,246
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	7,576	9,039
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,564	—

*	Excluded from the Group’s related party as of December 31, 2022.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	100,000	—
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,300,000
	Other commitments in foreign currency	44,515	—
KB Capital Co., Ltd.	Other commitments in foreign currency	40,381	13,041
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,528	21,000
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	3,010	6,502
KB Mezzanine Private Securities Fund No.3	Purchase of securities	8,006	8,006
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Purchase of securities	1,968	4,343
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	29	27
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	5,301	27,651
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	200,988	232,796
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	3,554	14,287
KB New Deal Infra Private Special Asset Fund	Purchase of securities	7,492	17,692
KB Logistics Blind Private Real Estate Fund No.1	Purchase of securities	—	68,889
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	29
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	94,893	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB-TS Technology Venture Private Equity Fund	Purchase of securities	—	330
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	5,140	14,887
KB Global Platform Fund	Purchase of securities	—	8,000
All Together Korea Fund No.2	Purchase of securities	990,000	—
KB Smart Scale Up Fund	Purchase of securities	7,000	19,000
KB Scale Up Fund II	Purchase of securities	25,500	—
KB-KTB Technology Venture Fund	Purchase of securities	6,000	12,000
KB Digital Platform Fund	Purchase of securities	113,400	127,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	23,400	29,400
KB New Deal Innovation Fund	Purchase of securities	6,400	16,000
KB Prime Digital Platform Fund	Purchase of securities	10,400	—
Associates of Parent Company
Balhae Infrastructure Company	Purchase of securities	6,154	6,154
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	691	3,188
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	5,096	5,536
KB Co-Investment Private Equity Fund No.1	Purchase of securities	13,680	20,000
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	19,050	—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	12,195	—
Key management personnel	Loan commitments in Korean won	833	808

41.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,008	7,561
KB Real Estate Trust Co., Ltd.	Purchase of securities	19	19
KB Securities Co., Ltd.	Purchase of securities	19	19
KB Life Insurance Co., Ltd.	Purchase of securities	95	104
KB Insurance Co., Ltd.	Purchase of securities	—	9
KB Asset Management Co., Ltd.	Purchase of securities	—	2
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	82,354	88,283

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.10 Details of compensation to key management personnel for the years ended December 31, 2022 and 2021, are as follows:

	2022

(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,963	44	1,034	3,041
Registered directors (non-executive)	420	—	—	420
Non-registered directors	9,801	344	7,563	17,708

	12,184	388	8,597	21,169

	2021

(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,898	84	2,670	4,652
Registered directors (non-executive)	395	—	—	395
Non-registered directors	7,042	405	7,131	14,578

	9,335	489	9,801	19,625

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

41.12 Details of collateral provided to related parties as of December 31, 2022 and 2021, are as follows:

		December 31, 2022		December 31, 2021
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	62,209	62,000	54,143	54,000
KB Life Insurance Co., Ltd.	Securities	25,425	25,000	25,813	25,000
KB Insurance Co., Ltd.	Securities	47,745	50,000	49,982	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.13 Details of collateral provided by related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits /Beneficiary right certificate	167,000	167,000
	Securities	129,196	25,135
	Real estate [2]	—	12,000
KB Life Insurance Co., Ltd.	Securities	120,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	250,000	90,000
	Real estate	24,570	24,570
KB Credit Information Co., Ltd.	Time deposits and others	2,228	2,054
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Securities	18,159	20,008
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	63,000	—
Key management personnel	Time deposits and others	457	745
	Real estate	5,165	3,818

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

As of December 31, 2022, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

41.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 7,341,904 million and ~~W~~ 9,642,170 million for the years ended December 31, 2022 and 2021, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 3,791,778 million and ~~W~~ 9,005,607 million for the years ended December 31, 2022 and 2021, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 50,000 million and ~~W~~ 185,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2022 and 2021, respectively.

41.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 42,947 million and ~~W~~ 24,420 million for the years ended December 31, 2022 and 2021, respectively.

41.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

41.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

42. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2022, was approved by the board of directors on February 6, 2023.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the separate financial statements of Kookmin Bank (“The Bank”), which comprise the statements of financial position as of December 31, 2022 and 2021, the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2022 and 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

1

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2022 and 2021

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	2,4,6,7,36	~~W~~	22,296,244	~~W~~	22,368,904
Financial assets at fair value through profit or loss	4,6,8,12		18,154,550		14,782,128
Derivative financial assets	4,6,9		7,747,794		2,960,174
Loans measured at amortized cost	4,6,8,10,11		363,839,085		349,438,762
Financial investments	4,6,8,12		74,026,021		62,584,129
Investments in associates and subsidiaries	13,38		2,747,295		2,964,238
Property and equipment	14		3,529,134		3,606,188
Investment property	14		119,323		97,651
Intangible assets	15		493,279		472,253
Net defined benefit assets	23		307,749		0
Current income tax assets	32		187,017		51,191
Assets held for sale	17		30,971		44,159
Other assets	4,6,18		6,865,013		5,403,620

Total assets		~~W~~	500,343,475	~~W~~	464,773,397

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	108,862	~~W~~	112,698
Derivative financial liabilities	4,6,9		7,294,787		2,740,904
Deposits	4,6,19		368,100,984		349,615,372
Borrowings	4,6,20		43,664,670		31,073,908
Debentures	4,6,21		27,999,416		26,891,141
Provisions	22		494,238		421,792
Net defined benefit liabilities	23		451		138,505
Current income tax liabilities	32		5,671		5,696
Deferred income tax liabilities	16,32		105,436		640,082
Other liabilities	4,6,24,30		19,015,179		20,515,698

Total liabilities			466,789,694		432,155,796

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		873,850		574,523
Capital surplus	25		5,220,031		5,220,031
Accumulated other comprehensive income	25,34		(86,385)		1,362,438
Retained earnings	25,33,34		25,524,389		23,438,713
(Provision of regulatory reserve for credit losses
December 31, 2022 : ~~W~~ 2,715,060 million
December 31, 2021 : ~~W~~ 2,434,041 million)
(Amounts estimated to be appropriated
December 31, 2022 : ~~W~~ 70,905 million
December 31, 2021 : ~~W~~ 281,019 million)

Total equity			33,553,781		32,617,601

Total liabilities and equity		~~W~~	500,343,475	~~W~~	464,773,397

The above separate statements of financial position should be read in conjunction with the accompanying notes.

3

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Notes	2022		2021
Interest income		~~W~~	13,962,022	~~W~~	9,490,842
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			13,764,254		9,416,081
Interest income from financial instruments at fair value through profit or loss			197,768		74,761
Interest expense			(5,402,820)		(2,359,527)

Net interest income	26		8,559,202		7,131,315

Fee and commission income			1,512,230		1,572,185
Fee and commission expense			(411,404)		(383,553)

Net fee and commission income	27		1,100,826		1,188,632

Net gains on financial instruments at fair value through profit or loss	28		354,180		352,958

Net other operating expenses	29		(929,600)		(818,957)

General and administrative expenses	14,15,23,30,39		(4,294,337)		(4,007,668)

Operating income before provision for credit losses			4,790,271		3,846,280

Provision for credit losses	7,11,12,18,22		(461,350)		(356,563)

Net operating income			4,328,921		3,489,717
Net non-operating income (expenses)	31		(372,517)		5,395

Profit before income tax expense			3,956,404		3,495,112
Income tax expense	32		(1,048,184)		(931,754)

Profit for the period			2,908,220		2,563,358

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2022 : ~~W~~ 2,837,315 million
December 31, 2021 : ~~W~~ 2,282,339 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		177,890		(72,946)
Gains (losses) on equity securities at fair value through other comprehensive income			(953,990)		873,707
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			(2,022)		3,957
Losses on debt securities at fair value through other comprehensive income			(461,689)		(278,186)
Gains on cash flow hedging instruments	9		34,010		9,984

Other comprehensive income (loss) for the period, net of tax	34		(1,205,801)		536,516

Total comprehensive income for the period		~~W~~	1,702,419	~~W~~	3,099,874

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

4

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Total equity
Balance as of January 1, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	594,413	~~W~~	22,048,949	~~W~~	30,459,812

Comprehensive income for the period
Profit for the period		—		—		—		—		2,563,358		2,563,358
Remeasurements of net defined benefit liabilities		—		—		—		(72,946)		—		(72,946)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		1,105,216		(231,509)		873,707
Currency translation differences		—		—		—		3,957		—		3,957
Losses on debt securities at fair value through other comprehensive income		—		—		—		(278,186)		—		(278,186)
Gains on cash flow hedging instruments		—		—		—		9,984		—		9,984

Total comprehensive income for the period		—		—		—		768,025		2,331,849		3,099,874

Transactions with the shareholder
Dividends		—		—		—		—		(917,941)		(917,941)
Dividends on hybrid securities		—		—		—		—		(24,144)		(24,144)

Total transactions with the shareholder		—		—		—		—		(942,085)		(942,085)

Balance as of December 31, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	1,362,438	~~W~~	23,438,713	~~W~~	32,617,601

Balance as of January 1, 2022	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	1,362,438	~~W~~	23,438,713	~~W~~	32,617,601

Comprehensive income for the period
Profit for the period		—		—		—		—		2,908,220		2,908,220
Remeasurements of net defined benefit liabilities		—		—		—		177,890		—		177,890
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(1,197,012)		243,022		(953,990)
Currency translation differences		—		—		—		(2,022)		—		(2,022)
Losses on debt securities at fair value through other comprehensive income		—		—		—		(461,689)		—		(461,689)
Gains on cash flow hedging instruments		—		—		—		34,010		—		34,010

Total comprehensive income for the period		—		—		—		(1,448,823)		3,151,242		1,702,419

Transactions with the shareholder
Dividends		—		—		—		—		(1,031,167)		(1,031,167)
Issuance of hybrid securities		—		299,327		—		—		—		299,327
Dividends on hybrid securities		—		—		—		—		(34,399)		(34,399)

Total transactions with the shareholder		—		299,327		—		—		(1,065,566)		(766,239)

Balance as of December 31, 2022	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,220,031	~~W~~	(86,385)	~~W~~	25,524,389	~~W~~	33,553,781

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

5

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Profit for the period		~~W~~	2,908,220	~~W~~	2,563,358

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(117,361)		(177,546)
Net losses (gains) on derivative financial investments for hedging purposes			(28,984)		13,132
Provision for credit losses			461,348		356,845
Net losses on financial investments			20,230		3,524
Losses (gains) on associates and subsidiaries			358,195		(58,661)
Depreciation and amortization expense			510,059		503,939
Other net losses (gains) on property and equipment/intangible assets			(40,824)		11,493
Share-based payment			15,169		27,995
Post-employment benefits			166,670		156,340
Net interest income			167,910		449,005
Losses on foreign currency translation			340,123		15,571
Other expenses			68,788		22,309

			1,921,323		1,323,946

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,982,538)		(1,635,278)
Derivative financial instrument			184,288		123,501
Loans measured at amortized cost			(13,434,569)		(30,960,817)
Current income tax assets			(122,778)		(1,856)
Deffered income tax assets			—		160
Other assets	2,36		(1,301,903)		908,254
Financial liabilities at fair value through profit or loss			(11,865)		(34,192)
Deposits			17,791,562		29,270,074
Deferred income tax liabilities			(77,560)		115,357
Other liabilities			(1,706,320)		3,300,650

			(661,683)		1,085,853

Net cash inflow from operating activities			4,167,860		4,973,157

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			(3,446)		(1,414)
Disposal of financial assets at fair value through profit or loss			8,584,309		6,823,184
Acquisition of financial assets at fair value through profit or loss			(9,904,210)		(7,512,552)
Disposal of financial investments			17,547,994		42,078,221
Acquisition of financial investments			(31,557,734)		(46,260,973)
Disposal of investments in associates and subsidiaries			32,334		178,338
Acquisition of investments in associates and subsidiaries			(272,448)		(865,083)
Disposal of property and equipment			11,819		(1,298)
Acquisition of property and equipment			(177,608)		(168,197)
Disposal of intangible assets			245		1,834
Acquisition of intangible assets			(64,579)		(82,209)
Others			19,545		(17,397)

Net cash outflow from investing activities			(15,783,779)		(5,827,546)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			33,287		5,870
Increase in borrowings			12,013,037		5,338,985
Increase in debentures			16,118,240		12,447,222
Decrease in debentures			(15,190,127)		(10,607,722)
Payment of dividends			(1,031,167)		(917,941)
decrease in other payables to trust accounts			(877,097)		(511,379)
Issuance of hybrid securities			299,327		—
Others			522,076		(261,499)

Net cash inflow from financing activities			11,887,576		5,493,536

Effect of exchange rate changes on cash and cash equivalents	2,36		(150,554)		258,712

Net increase in cash and cash equivalents			121,103		4,897,859
Cash and cash equivalents at the beginning of the period	2,36		21,872,041		16,974,182

Cash and cash equivalents at the end of the period	2,36	~~W~~	21,993,144	~~W~~	21,872,041

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

6

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2022, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2022, the Bank operates its Seoul headquarters and 856 domestic branches, and nine overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

7

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

2.1.1 The Bank has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

- Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the financial statements.

- Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries as a first-time adopter

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – fair value measurement

8

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.1.2 The Bank has changed the following accounting policy for its annual reporting period commencing January 1, 2022.

The Bank classified some restricted demand deposits, such as reserve deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents; however, following the International Accounting Standards Interpretation Committee’s decision that cash and cash equivalents include restricted demand deposits, some restricted demand deposits, such as reserve deposits, have been classified as cash and cash equivalents and retrospectively applied from January 1, 2022. The comparative financial statements have been restated to reflect changes made due to retrospective application.

The application of these accounting policy changes has no effect on the statement of financial position as of December 31, 2022 and 2021, and the statements of comprehensive income for the years ended December 31, 2022 and 2021.

Effects on the statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

2.1.2.1 Increase in details of statement of Cash Flow

(In millions of Korean won)	2022	2021
Increase in other assets	64,181	4,623,387
Increase of exchange rate changes on cash and cash equivalents denominated in foreign currency	71,414	65,096
Increase in beginning balance of cash and cash equivalents	15,877,938	11,189,455
Increase in ending balance of cash and cash equivalents	16,013,533	15,877,938

2.1.2.2 Statement of Cash Flow (2022)

(In millions of Korean won)	Before	After	Increase
Other assets	(1,366,084)	(1,301,903)	64,181
Exchange rate changes on cash and cash equivalents denominated in foreign currency	(221,968)	(150,554)	71,414
Beginning balance of cash and cash equivalents	5,994,103	21,872,041	15,877,938
Ending balance of cash and cash equivalents	5,979,611	21,993,144	16,013,533

2.1.2.3 Statement of Cash Flow (2021)

(In millions of Korean won)	Before	After	Increase
Other assets	(3,715,133)	908,254	4,623,387
Exchange rate changes on cash and cash equivalents denominated in foreign currency	193,616	258,712	65,096
Beginning balance of cash and cash equivalents	5,784,727	16,974,182	11,189,455
Ending balance of cash and cash equivalents	5,994,103	21,872,041	15,877,938

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Bank.

9

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

- Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Bank is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. The Bank does not expect that this new standard has a significant impact on the financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

10

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Bank applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Bank’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Bank is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Bank’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

11

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

2.4.4 Net defined benefit asset(liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

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Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries that are accounted for by cost method are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying amount and recognizes the amount as non-operating expenses in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

13

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

14

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Bank uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

15

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Bank uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Bank can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

16

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

17

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Bank recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Bank assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following criteria.

18

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Bank uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Bank assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 13 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Growth rate of construction investment	(-)
Rate of increase in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

As of December 31, 2022, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

19

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Bank estimates expected future cash flows for financial assets that are individually significant. The Bank selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Bank applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Bank’s derivative financial instruments business focuses on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

20

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Bank designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

21

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

22

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

23

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

24

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates and subsidiaries is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

25

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

26

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowings. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

27

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

28

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Bank recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Bank arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

29

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

30

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Bank provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Bank can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

31

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

32

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

33

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

34

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

- Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

- Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

- Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

35

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

- Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

All of the Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

36

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Financial assets
Due from financial institutions [1]	19,945,791	20,037,543
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	17,645,808	14,594,689
Loans measured at fair value through profit or loss	280,905	37,382
Due from financial institutions measured at fair value through profit or loss	90,006	113,622
Derivatives	7,747,794	2,960,174
Loans measured at amortized cost [1]	363,839,085	349,438,762
Financial investments:
Securities measured at fair value through other comprehensive income	37,760,143	37,477,726
Securities measured at amortized cost [1]	34,616,403	21,667,058
Loans measured at fair value through other comprehensive income	231,021	269,609
Other financial assets [1]	6,601,913	5,193,409

	488,758,869	451,789,974

Off-balance sheet items [2]
Acceptances and guarantees contracts	11,931,683	9,615,887
Financial guarantee contracts	8,903,700	8,571,865
Commitments	108,124,484	96,760,612

	128,959,867	114,948,364

	617,718,736	566,738,338

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Bank measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

37

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	122,903,840	4,955,573	3,338	—	—	127,862,751
Grade 2	55,954,318	7,617,430	4,422	—	—	63,576,170
Grade 3	2,567,131	2,984,313	4,372	—	—	5,555,816
Grade 4	479,451	795,211	6,576	—	—	1,281,238
Grade 5	11,864	394,372	388,750	—	—	794,986

	181,916,604	16,746,899	407,458	—	—	199,070,961

Retail
Grade 1	153,876,481	3,987,402	10,819	—	—	157,874,702
Grade 2	2,756,890	3,626,799	6,782	—	—	6,390,471
Grade 3	248,891	1,159,886	10,075	—	—	1,418,852
Grade 4	17,204	134,959	2,675	—	—	154,838
Grade 5	14,894	313,447	374,648	—	—	702,989

	156,914,360	9,222,493	404,999	—	—	166,541,852

	338,830,964	25,969,392	812,457	—	—	365,612,813

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	171,194	—	—	—	—	171,194
Grade 2	59,827	—	—	—	—	59,827
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	231,021	—	—	—	—	231,021

	231,021	—	—	—	—	231,021

	339,061,985	25,969,392	812,457	—	—	365,843,834

38

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	101,671,881	4,753,592	3,583	—	—	106,429,056
Grade 2	59,923,077	7,313,426	4,321	—	—	67,240,824
Grade 3	1,929,578	2,587,803	2,489	—	—	4,519,870
Grade 4	432,721	879,495	7,484	—	—	1,319,700
Grade 5	12,851	306,029	412,275	—	—	731,155

	163,970,108	15,840,345	430,152	—	—	180,240,605

Retail
Grade 1	157,731,272	4,295,013	10,963	—	—	162,037,248
Grade 2	2,669,894	4,000,518	5,995	—	—	6,676,407
Grade 3	205,486	1,085,997	8,161	—	—	1,299,644
Grade 4	9,055	110,974	3,134	—	—	123,163
Grade 5	7,008	234,986	321,419	—	—	563,413

	160,622,715	9,727,488	349,672	—	—	170,699,875

	324,592,823	25,567,833	779,824	—	—	350,940,480

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	189,872	—	—	—	—	189,872
Grade 2	79,737	—	—	—	—	79,737
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	269,609	—	—	—	—	269,609

	269,609	—	—	—	—	269,609

	324,862,432	25,567,833	779,824	—	—	351,210,089

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2022 and 2021, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

39

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Guarantees	99,103,292	7,027,978	177,359	—	—	106,308,629
Deposits and savings	1,697,804	108,318	6,771	—	—	1,812,893
Property and equipment	3,823,241	662,823	3,943	—	—	4,490,007
Real estate	177,110,087	14,209,865	281,535	—	—	191,601,487

	281,734,424	22,008,984	469,608	—	—	304,213,016

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Guarantees	89,601,071	6,546,538	150,830	—	—	96,298,439
Deposits and savings	1,438,744	88,363	5,477	—	—	1,532,584
Property and equipment	3,863,605	259,387	4,194	—	—	4,127,186
Real estate	170,373,311	12,662,289	270,888	—	—	183,306,488

	265,276,731	19,556,577	431,389	—	—	285,264,697

40

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,468,589	—	—	—	—	33,468,589
Grade 2	1,153,198	—	—	—	—	1,153,198
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	34,621,787		—	—	—	34,621,787

Securities measured at fair value through other comprehensive income
Grade 1	35,232,645	—	—	—	—	35,232,645
Grade 2	2,446,738	—	—	—	—	2,446,738
Grade 3	53,011	9,169	—	—	—	62,180
Grade 4	13,940	4,640	—	—	—	18,580
Grade 5	—	—	—	—	—	—

	37,746,334	13,809	—	—	—	37,760,143

	72,368,121	13,809	—	—	—	72,381,930

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Securities measured at amortized cost *
Grade 1	21,202,242	—	—	—	—	21,202,242
Grade 2	460,402	—	—	—	—	460,402
Grade 3	—	7,641	—	—	—	7,641
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	21,662,644	7,641	—	—	—	21,670,285

Securities measured at fair value through other comprehensive income
Grade 1	35,185,815	—	—	—	—	35,185,815
Grade 2	2,219,696	—	—	—	—	2,219,696
Grade 3	29,108	3,973	—	—	—	33,081
Grade 4	39,134	—	—	—	—	39,134
Grade 5	—	—	—	—	—	—

	37,473,753	3,973	—	—	—	37,477,726

	59,136,397	11,614	—	—	—	59,148,011

*	Before netting of allowance

41

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2022 and 2021, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,945,174	—	—	—	19,945,174
Grade 2	644	—	—	—	644
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	19,945,818	—	—	—	19,945,818

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,012,099	—	—	—	20,012,099
Grade 2	1,651	—	—	—	1,651
Grade 3	23,925	—	—	—	23,925
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	20,037,675	—	—	—	20,037,675

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2022 and 2021, are the same as the criteria for securities other than equity securities.

42

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Deposits, savings, securities, and others	2,092,136	424,731

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	166,411,568	182,396,615	348,808,183	95.27	(1,734,857)	347,073,326
Japan	—	1,150,151	1,150,151	0.31	(1,756)	1,148,395
United States	—	4,871,778	4,871,778	1.33	(14,867)	4,856,911
China	—	5,258,447	5,258,447	1.44	(8,885)	5,249,562
Others	130,284	5,905,896	6,036,180	1.65	(13,363)	6,022,817

	166,541,852	199,582,887	366,124,739	100.00	(1,773,728)	364,351,011

(In millions of Korean won)	December 31, 2021
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	170,531,863	168,545,037	339,076,900	96.54	(1,452,104)	337,624,796
Japan	86	1,082,456	1,082,542	0.31	(2,332)	1,080,210
United States	—	3,227,026	3,227,026	0.92	(13,976)	3,213,050
China	—	4,533,168	4,533,168	1.29	(20,971)	4,512,197
Others	167,926	3,159,908	3,327,834	0.94	(12,335)	3,315,499

	170,699,875	180,547,595	351,247,470	100.00	(1,501,718)	349,745,752

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 496 million and ~~W~~ 675 million, respectively.

43

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Loans *	%	Allowances	Carrying amount
Financial institutions	19,346,929	9.69	(14,398)	19,332,531
Manufacturing	50,628,397	25.37	(481,647)	50,146,750
Service	89,946,877	45.07	(279,855)	89,667,022
Wholesale and retail	26,586,877	13.32	(147,875)	26,439,002
Construction	3,861,434	1.93	(88,650)	3,772,784
Public sector	1,488,995	0.75	(3,676)	1,485,319
Others	7,723,378	3.87	(32,043)	7,691,335

	199,582,887	100.00	(1,048,144)	198,534,743

(In millions of Korean won)	December 31, 2021
	Loans *	%	Allowances	Carrying amount
Financial institutions	18,710,348	10.36	(10,396)	18,699,952
Manufacturing	46,251,923	25.62	(450,371)	45,801,552
Service	79,044,306	43.78	(229,348)	78,814,958
Wholesale and retail	23,802,373	13.18	(126,984)	23,675,389
Construction	2,882,982	1.60	(71,572)	2,811,410
Public sector	1,563,869	0.87	(4,061)	1,559,808
Others	8,291,794	4.59	(50,379)	8,241,415

	180,547,595	100.00	(943,111)	179,604,484

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 496 million and ~~W~~ 675 million, respectively.

4.2.8.3 Classifications of retail loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Loans	%	Allowances	Carrying amount
Housing loan	93,209,361	55.97	(135,861)	93,073,500
General loan	73,332,491	44.03	(589,723)	72,742,768

	166,541,852	100.00	(725,584)	165,816,268

(In millions of Korean won)	December 31, 2021
	Loans	%	Allowances	Carrying amount
Housing loan	92,448,330	54.16	(50,222)	92,398,108
General loan	78,251,545	45.84	(508,385)	77,743,160

	170,699,875	100.00	(558,607)	170,141,268

44

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Loans *	%	Allowances	Carrying amount
Group1	15,950,511	16.30	(17,178)	15,933,333
Group2	35,821,717	36.62	(40,603)	35,781,114
Group3	35,626,337	36.42	(45,807)	35,580,530
Group4	10,020,031	10.24	(12,809)	10,007,222
Group5	399,823	0.41	(618)	399,205
Group6	11,588	0.01	(74)	11,514

	97,830,007	100.00	(117,089)	97,712,918

(In millions of Korean won)	December 31, 2021
	Loans *	%	Allowances	Carrying amount
Group1	16,780,623	17.13	(10,465)	16,770,158
Group2	39,583,150	40.41	(10,375)	39,572,775
Group3	31,772,074	32.43	(9,957)	31,762,117
Group4	9,677,419	9.88	(6,517)	9,670,902
Group5	140,182	0.14	(273)	139,909
Group6	10,328	0.01	(87)	10,241

	97,963,776	100.00	(37,674)	97,926,102

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

45

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	19,945,818	100.00	(27)	19,945,791

	19,945,818	100.00	(27)	19,945,791

Securities measured at fair value through profit or loss
Government and government funded institutions	4,174,159	23.66	—	4,174,159
Finance and insurance [1]	12,882,794	73.01	—	12,882,794
Others	588,855	3.33	—	588,855

	17,645,808	100.00	—	17,645,808

Derivative financial assets
Government and government funded institutions	56,464	0.73	—	56,464
Finance and insurance [1]	7,325,952	94.56	—	7,325,952
Others	365,378	4.71	—	365,378

	7,747,794	100.00	—	7,747,794

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,463,252	38.30	—	14,463,252
Finance and insurance	17,317,355	45.86	—	17,317,355
Others	5,979,536	15.84	—	5,979,536

	37,760,143	100.00	—	37,760,143

Securities measured at amortized cost
Government and government funded institutions	16,369,689	47.28	—	16,369,689
Finance and insurance	17,711,131	51.16	(5,068)	17,706,063
Others	540,967	1.56	(316)	540,651

	34,621,787	100.00	(5,384)	34,616,403

	117,721,350		(5,411)	117,715,939

46

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	20,037,675	100.00	(132)	20,037,543

	20,037,675	100.00	(132)	20,037,543

Securities measured at fair value through profit or loss
Government and government funded institutions	2,154,191	14.76	—	2,154,191
Finance and insurance [1]	10,882,060	74.56	—	10,882,060
Others	1,558,438	10.68	—	1,558,438

	14,594,689	100.00	—	14,594,689

Derivative financial assets
Government and government funded institutions	6,985	0.24	—	6,985
Finance and insurance [1]	2,808,256	94.87	—	2,808,256
Others	144,933	4.89	—	144,933

	2,960,174	100.00	—	2,960,174

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	12,975,270	34.62	—	12,975,270
Finance and insurance	19,462,711	51.93	—	19,462,711
Others	5,039,745	13.45	—	5,039,745

	37,477,726	100.00	—	37,477,726

Securities measured at amortized cost
Government and government funded institutions	11,963,615	55.21	—	11,963,615
Finance and insurance	9,538,725	44.02	(3,004)	9,535,721
Others	167,945	0.77	(223)	167,722

	21,670,285	100.00	(3,227)	21,667,058

	96,740,549		(3,359)	96,737,190

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 5,991 million and ~~W~~ 8,111 million, respectively.

47

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,567,043	83.06	—	16,567,043
United States	2,171,613	10.89	(26)	2,171,587
Others	1,207,162	6.05	(1)	1,207,161

	19,945,818	100.00	(27)	19,945,791

Securities measured at fair value through profit or loss
Korea	16,209,344	91.86	—	16,209,344
United States	994,551	5.64	—	994,551
Others	441,913	2.50	—	441,913

	17,645,808	100.00	—	17,645,808

Derivative financial assets
Korea	3,456,882	44.62	—	3,456,882
United States	1,325,575	17.11	—	1,325,575
France	1,281,270	16.54	—	1,281,270
Others	1,684,067	21.73	—	1,684,067

	7,747,794	100.00	—	7,747,794

Securities measured at fair value through other comprehensive income *
Korea	34,586,537	91.60	—	34,586,537
United States	732,183	1.94	—	732,183
Others	2,441,423	6.46	—	2,441,423

	37,760,143	100.00	—	37,760,143

Securities measured at amortized cost
Korea	30,511,462	88.13	(3,746)	30,507,716
United States	2,740,296	7.91	(949)	2,739,347
United Kingdom	111,146	0.32	(89)	111,057
Others	1,258,883	3.64	(600)	1,258,283

	34,621,787	100.00	(5,384)	34,616,403

	117,721,350		(5,411)	117,715,939

48

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,465,707	82.17	—	16,465,707
United States	2,375,755	11.86	(39)	2,375,716
Others	1,196,213	5.97	(93)	1,196,120

	20,037,675	100.00	(132)	20,037,543

Securities measured at fair value through profit or loss
Korea	12,828,663	87.90	—	12,828,663
United States	1,063,902	7.29	—	1,063,902
Others	702,124	4.81	—	702,124

	14,594,689	100.00	—	14,594,689

Derivative financial assets
Korea	1,060,991	35.84	—	1,060,991
United States	707,545	23.90	—	707,545
France	370,787	12.53	—	370,787
Others	820,851	27.73	—	820,851

	2,960,174	100.00	—	2,960,174

Securities measured at fair value through other comprehensive income *
Korea	34,298,370	91.52	—	34,298,370
United States	556,810	1.49	—	556,810
Others	2,622,546	6.99	—	2,622,546

	37,477,726	100.00	—	37,477,726

Securities measured at amortized cost
Korea	21,250,544	98.06	(2,803)	21,247,741
United States	76,812	0.35	(106)	76,706
United Kingdom	157,558	0.73	(141)	157,417
Others	185,371	0.86	(177)	185,194

	21,670,285	100.00	(3,227)	21,667,058

	96,740,549		(3,359)	96,737,190

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2022 and 2021, are ~~W~~ 5,991 million and ~~W~~ 8,111 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

49

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

50

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	108,862	—	—	—	—	—	108,862
Derivatives held for trading [1]	7,189,931	—	—	—	—	—	7,189,931
Derivatives held for hedging [2]	—	(558)	5,312	24,067	66,255	3,502	98,578
Deposits [3]	163,687,546	26,775,519	43,396,062	125,156,957	16,327,376	120,331	375,463,791
Borrowings	53,419	17,958,792	5,880,487	12,857,018	6,782,533	1,039,115	44,571,364
Debentures	11,117	1,704,736	3,182,288	12,368,410	7,925,124	4,735,017	29,926,692
Lease liabilities	164	14,140	27,878	105,307	183,763	12,314	343,566
Other financial liabilities	—	13,685,320	465	128,095	—	—	13,813,880

	171,051,039	60,137,949	52,492,492	150,639,854	31,285,051	5,910,279	471,516,664

Off-balance sheet items
Commitments [4]	108,124,484	—	—	—	—	—	108,124,484
Acceptances and guarantees contracts	11,931,683	—	—	—	—	—	11,931,683
Financial guarantee contracts [5]	8,903,700	—	—	—	—	—	8,903,700

	128,959,867	—	—	—	—	—	128,959,867

(In millions of Korean won)	December 31, 2021
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	112,698	—	—	—	—	—	112,698
Derivatives held for trading [1]	2,698,433	—	—	—	—	—	2,698,433
Derivatives held for hedging [2]	—	2,291	5,996	6,589	15,213	1,423	31,512
Deposits [3]	195,111,497	13,184,603	28,999,866	106,385,543	8,495,262	183,875	352,360,646
Borrowings	49,783	9,424,878	4,469,503	9,858,812	6,589,299	900,323	31,292,598
Debentures	14,528	660,209	1,252,623	12,523,197	9,152,235	4,703,966	28,306,758
Lease liabilities	139	14,015	26,883	102,646	191,151	13,127	347,961
Other financial liabilities	—	16,932,644	467	118,985	—	—	17,052,096

	197,987,078	40,218,640	34,755,338	128,995,772	24,443,160	5,802,714	432,202,702

Off-balance sheet items
Commitments [4]	96,760,612	—	—	—	—	—	96,760,612
Acceptances and guarantees contracts	9,615,887	—	—	—	—	—	9,615,887
Financial guarantee contracts [5]	8,571,865	—	—	—	—	—	8,571,865

	114,948,364	—	—	—	—	—	114,948,364

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit among commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

51

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	337	8,038	13,090	49,098	—	70,563
Cash flow to be paid of net-settled derivatives	218	975	1,571	93	—	2,857

(In millions of Korean won)	December 31, 2021
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	601	427	2,989	—	—	4,017
Cash flow to be paid of net-settled derivatives	313	2,437	3,238	110	—	6,098

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

52

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“rEVE”), changes in Net Interest Income (“rNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

The Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Bank and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Bank.

53

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.3.2 Observation method of market risk arising from trading positions

The Bank measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Bank manages market risk arising from trading positions at the portfolio level. In addition, the Bank controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 VaR

(a) VaR

The Bank uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Bank measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

54

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c) Stress Testing

The Bank carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Bank carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a quarter.

VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Average	Minimum	Maximum	December 31, 2022
Interest rate risk	17,106	6,548	39,078	25,207
Stock price risk	1	—	85	—
Currency risk	24,972	12,036	46,780	45,307
Diversification effect				(3,936)

Total VaR	37,629	12,726	73,872	66,578

(In millions of Korean won)	2021
	Average	Minimum	Maximum	December 31, 2021
Interest rate risk	12,720	2,985	41,939	8,061
Stock price risk	—	—	—	—
Currency risk	20,171	9,724	61,020	12,871
Diversification effect				(2,798)

Total VaR	29,650	8,572	101,110	18,134

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022	December 31, 2021
Interest rate risk	12	365
Stock price risk	7	6
Currency risk	117	355

	136	726

55

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Bank manages interest rate risk associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Bank also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

56

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating rEVE, rNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. rEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flow, rEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

rNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 rEVE and rNII

The Bank calculates rEVE by applying six interest rate shock and stress scenarios, and rNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
	rEVE	rNII	rEVE	rNII
Scenario 1 (Parallel shock up)	—	105,326	643,305	478,400
Scenario 2 (Parallel shock down)	641,269	52,487	183,107	—
Scenario 3 (Short rates down and long rates up)	107,736		121,306
Scenario 4 (Short rates up and long rates down)	235,348		266,778
Scenario 5 (Short rates shock up)	249,114		487,914
Scenario 6 (Short rates shock down)	306,398		565,768
Maximum out of six scenarios	641,269	105,326	643,305	478,400
Basic capital	31,943,522		32,118,160

57

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,785,403	327,255	165,853	39,332	223,494	691,509	5,232,846
Financial assets at fair value through profit or loss	2,044,824	—	355,597	—	—	263,464	2,663,885
Derivatives held for trading	533,788	—	115	10	—	260	534,173
Derivatives held for hedging	193,063	—	—	—	—	290	193,353
Loans measured at amortized cost	28,889,973	683,705	2,360,458	622,702	68,847	1,829,562	34,455,247
Financial assets at fair value through other comprehensive income	4,409,620	—	9,091	5,677	—	826,151	5,250,539
Financial assets at amortized cost	4,045,282	—	—	37,816	—	633,215	4,716,313
Other financial assets	1,615,815	292,283	351,395	23,545	53,775	73,971	2,410,784

	45,517,768	1,303,243	3,242,509	729,082	346,116	4,318,422	55,457,140

Financial liabilities
Derivatives held for trading	271,778	246	182	10	—	—	272,216
Derivatives held for hedging	104,856	—	—	—	—	—	104,856
Deposits	21,610,566	1,230,664	1,380,881	344,585	175,203	1,052,722	25,794,621
Borrowings	18,193,011	458,856	363,990	351,535	195,167	823,579	20,386,138
Debentures	6,939,542	—	2,041,516	—	36,288	288,467	9,305,813
Other financial liabilities	3,362,911	266,315	188,202	13,491	57,583	124,691	4,013,193

	50,482,664	1,956,081	3,974,771	709,621	464,241	2,289,459	59,876,837

Off-balance sheet items	20,895,932	—	262,591	60,382	180,206	134,547	21,533,658

(In millions of Korean won)	December 31, 2021
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,911,985	317,082	206,918	49,954	171,638	479,074	5,136,651
Financial assets at fair value through profit or loss	2,305,996	—	349,449	—	—	21,328	2,676,773
Derivatives held for trading	148,078	—	—	—	—	—	148,078
Derivatives held for hedging	82,062	—	—	—	—	90	82,152
Loans measured at amortized cost	23,305,792	583,537	1,546,145	234,612	158,012	1,170,689	26,998,787
Financial assets at fair value through other comprehensive income	5,457,614	5,152	121,573	6,273	—	258,239	5,848,851
Financial assets at amortized cost	706,159	—	—	—	—	—	706,159
Other financial assets	1,386,327	36,398	95,596	6,874	16,844	36,242	1,578,281

	37,304,013	942,169	2,319,681	297,713	346,494	1,965,662	43,175,732

Financial liabilities
Derivatives held for trading	192,455	71	71	—	—	314	192,911
Derivatives held for hedging	42,470	—	—	—	—	—	42,470
Deposits	17,285,631	828,539	1,831,650	106,317	203,271	980,928	21,236,336
Borrowings	13,585,107	456,029	304,678	190,436	7,689	728,591	15,272,530
Debentures	6,026,995	—	1,338,391	—	102,443	83,994	7,551,823
Other financial liabilities	1,514,514	23,141	138,477	15,025	34,049	41,713	1,766,919

	38,647,172	1,307,780	3,613,267	311,778	347,452	1,835,540	46,062,989

Off-balance sheet items	16,904,802	353	217,007	800	117,437	184,824	17,425,223

58

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.6 Risk management according to interest rate benchmark reform

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022 *		December 31, 2021 *
	USD LIBOR	Others	USD LIBOR	Others
Measured at fair value (non-derivative)
Financial investments at fair value through other comprehensive income	22,800	—	231,702	—
Measured at amortized cost
Loans	1,871,900	—	3,614,592	55,800
Borrowings and debentures	55,800	—	52,162	—
Others
Derivative financial instruments	—	—	1,126,930	—

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Bank is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2022. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Bank is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2021: 8.0%), Tier 1 Capital ratio of 9.5% (December 31, 2021: 9.5%), and Total Capital ratio of 11.5% (December 31, 2021: 11.5%)).

59

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Bank’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Bank has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Bank complied with external capital adequacy requirements as of December 31, 2022 and 2021.

Apart from the capital adequacy ratio, the Bank evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

60

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of the Bank’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Total Capital:	36,232,973	35,572,367
Tier 1 Capital	30,963,124	30,491,173
Common Equity Tier 1 Capital	30,089,274	29,916,650
Additional Tier 1 Capital	873,850	574,523
Tier 2 Capital	5,269,849	5,081,194
Risk-Weighted Assets:	207,557,905	203,569,325
Credit risk [1]	182,292,999	181,149,126
Market risk [2]	12,611,416	10,833,390
Operational risk [3]	12,653,490	11,586,809
Total Capital ratio (%):	17.46	17.47
Tier 1 Capital ratio (%)	14.92	14.98
Common Equity Tier 1 Capital ratio (%)	14.50	14.70

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Internal Model-Based Method and Standard Method.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Method.

61

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

-	Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs.

-	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

-	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	4,505,096	4,472,888	106,624	9,084,608
Net interest income	4,081,306	3,936,872	541,024	8,559,202
Interest income	6,454,562	5,763,852	1,743,608	13,962,022
Interest expense	(2,373,256)	(1,826,980)	(1,202,584)	(5,402,820)
Net fee and commission income	376,968	261,350	462,508	1,100,826
Fee and commission income	508,605	415,858	587,767	1,512,230
Fee and commission expense	(131,637)	(154,508)	(125,259)	(411,404)
Net gains on financial instruments at fair value through profit or loss	19,771	—	334,409	354,180
Net other operating income (expenses)	27,051	274,666	(1,231,317)	(929,600)
General and administrative expenses	(1,569,009)	(2,092,770)	(632,558)	(4,294,337)
Operating income before provision for credit losses	2,936,087	2,380,118	(525,934)	4,790,271
Provision for credit losses	(178,752)	(281,868)	(730)	(461,350)
Net operating income	2,757,335	2,098,250	(526,664)	4,328,921
Net non-operating income (expenses)	(8,804)	—	(363,713)	(372,517)
Segment profit before income tax expense	2,748,531	2,098,250	(890,377)	3,956,404
Income tax expense	(684,402)	(522,478)	158,696	(1,048,184)

Profit for the year	2,064,129	1,575,772	(731,681)	2,908,220

Total assets *	192,304,445	165,273,848	142,765,182	500,343,475
Total liabilities *	187,559,148	191,786,626	87,443,920	466,789,694

62

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	3,102,054	2,958,198	1,793,696	7,853,948
Net interest income	3,272,074	3,541,539	317,702	7,131,315
Interest income	4,202,858	4,437,930	850,054	9,490,842
Interest expense	(930,784)	(896,391)	(532,352)	(2,359,527)
Net fee and commission income	386,318	392,060	410,254	1,188,632
Fee and commission income	499,928	535,530	536,727	1,572,185
Fee and commission expense	(113,610)	(143,470)	(126,473)	(383,553)
Net gains on financial instruments at fair value through profit or loss	871	—	352,087	352,958
Net other operating income (expenses)	(557,209)	(975,401)	713,653	(818,957)
General and administrative expenses	(1,436,393)	(2,036,855)	(534,420)	(4,007,668)
Operating income before provision for credit losses	1,665,661	921,343	1,259,276	3,846,280
Provision for credit losses	(225,798)	(125,876)	(4,889)	(356,563)
Net operating income	1,439,863	795,467	1,254,387	3,489,717
Net non-operating income (expenses)	(362)	—	5,757	5,395
Segment profit before income tax expense	1,439,501	795,467	1,260,144	3,495,112
Income tax expense	(395,863)	(218,753)	(317,138)	(931,754)

Profit for the year	1,043,638	576,714	943,006	2,563,358

Total assets *	170,002,814	169,513,344	125,257,239	464,773,397
Total liabilities *	180,852,527	180,815,013	70,488,256	432,155,796

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

63

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Corporate banking service	4,505,096	3,102,054
Retail banking service	4,472,888	2,958,198
Others	106,624	1,793,696

	9,084,608	7,853,948

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2022 and 2021, and major non-current assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Net operating revenues from external customers		Major non-current assets
	2022	2021	December 31, 2022	December 31, 2021
Domestic	8,840,358	7,695,778	4,105,598	4,158,441
China	75,120	50,913	1,938	2,835
United States	71,327	37,332	14,485	7,009
New Zealand	12,378	12,857	1,382	1,932
Japan	18,939	17,482	1,480	2,019
United Kingdom	30,430	23,571	5,808	885
Vietnam	25,409	10,185	2,159	2,132
India	1,048	5,830	394	839
Singapore	9,599	—	8,492	—

	9,084,608	7,853,948	4,141,736	4,176,092

64

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	22,296,244	22,289,163	22,368,904	22,368,849
Financial assets at fair value through profit or loss:	18,154,550	18,154,550	14,782,128	14,782,128
Debt securities	17,645,808	17,645,808	14,594,689	14,594,689
Equity securities	137,831	137,831	36,435	36,435
Loans	280,905	280,905	37,382	37,382
Others	90,006	90,006	113,622	113,622
Derivatives held for trading	7,509,568	7,509,568	2,829,750	2,829,750
Derivatives held for hedging	238,226	238,226	130,424	130,424
Loans measured at amortized cost	363,839,085	361,359,508	349,438,762	349,337,321
Financial assets at fair value through other comprehensive income:	39,409,618	39,409,618	40,917,071	40,917,071
Debt securities	37,760,143	37,760,143	37,477,726	37,477,726
Equity securities	1,418,454	1,418,454	3,169,736	3,169,736
Loans	231,021	231,021	269,609	269,609
Securities measured at amortized cost	34,616,403	32,797,738	21,667,058	21,382,927
Other financial assets	6,601,913	6,601,913	5,193,409	5,193,409

	492,665,607	488,360,284	457,327,506	456,941,879

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	108,862	112,698	112,698
Derivatives held for trading	7,189,931	7,189,931	2,698,433	2,698,433
Derivatives held for hedging	104,856	104,856	42,471	42,471
Deposits	368,100,984	367,678,140	349,615,372	349,524,907
Borrowings	43,664,670	43,338,198	31,073,908	30,998,211
Debentures	27,999,416	27,823,582	26,891,141	26,953,355
Other financial liabilities	17,158,325	17,158,325	19,186,687	19,186,687

	464,327,044	463,401,894	429,620,710	429,516,762

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

65

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model and independent external professional valuation institutions. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

66

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.1.2 Fair value hierarchy

The Bank believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

67

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	5,380,854	8,401,205	4,372,491	18,154,550
Debt securities	5,290,592	8,401,205	3,954,011	17,645,808
Equity securities	256	—	137,575	137,831
Loans	—	—	280,905	280,905
Others	90,006	—	—	90,006
Derivatives held for trading	—	7,509,535	33	7,509,568
Derivatives held for hedging	—	238,226	—	238,226
Financial assets at fair value through other comprehensive income:	11,379,006	27,225,084	805,528	39,409,618
Debt securities	10,766,080	26,994,063	—	37,760,143
Equity securities	612,926	—	805,528	1,418,454
Loans	—	231,021	—	231,021

	16,759,860	43,374,050	5,178,052	65,311,962

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivatives held for trading	—	7,189,931	—	7,189,931
Derivatives held for hedging	—	104,856	—	104,856

	108,862	7,294,787	—	7,403,649

	December 31, 2021
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	2,726,982	8,858,390	3,196,756	14,782,128
Debt securities	2,613,360	8,858,390	3,122,939	14,594,689
Equity securities	—	—	36,435	36,435
Loans	—	—	37,382	37,382
Others	113,622	—	—	113,622
Derivatives held for trading	—	2,829,733	17	2,829,750
Derivatives held for hedging	—	130,424	—	130,424
Financial assets at fair value through other comprehensive income:	11,698,251	28,369,785	849,035	40,917,071
Debt securities	9,377,550	28,100,176	—	37,477,726
Equity securities	2,320,701	—	849,035	3,169,736
Loans	—	269,609	—	269,609

	14,425,233	40,188,332	4,045,808	58,659,373

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivatives held for trading	—	2,698,433	—	2,698,433
Derivatives held for hedging	—	42,471	—	42,471

	112,698	2,740,904	—	2,853,602

68

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	8,401,205
Debt securities	8,401,205	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	7,509,535	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	238,226	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	27,225,084
Debt securities	26,994,063	DCF Model	Discount rate
Loans	231,021	DCF Model	Discount rate

	43,374,050

Financial liabilities
Derivatives held for trading	7,189,931	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	104,856	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	7,294,787

(In millions of Korean won)	December 31, 2021
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	8,858,390
Debt securities	8,858,390	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,829,733	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	130,424	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	28,369,785
Debt securities	28,100,176	DCF Model	Discount rate
Loans	269,609	DCF Model	Discount rate

	40,188,332

Financial liabilities
Derivatives held for trading	2,698,433	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	42,471	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	2,740,904

69

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,350,453	18,768,224	1,170,486	22,289,163
Loans measured at amortized cost	—	—	361,359,508	361,359,508
Securities measured at amortized cost	4,535,667	28,262,071	—	32,797,738
Other financial assets [2]	—	—	6,601,913	6,601,913

	6,886,120	47,030,295	369,131,907	423,048,322

Financial liabilities
Deposits [1]	—	159,020,380	208,657,760	367,678,140
Borrowings [1]	—	18,270	43,319,928	43,338,198
Debentures	—	27,823,582	—	27,823,582
Other financial liabilities [2]	—	—	17,158,325	17,158,325

	—	186,862,232	269,136,013	455,998,245

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,331,361	19,531,864	505,624	22,368,849
Loans measured at amortized cost	—	—	349,337,321	349,337,321
Securities measured at amortized cost	2,273,744	19,109,183	—	21,382,927
Other financial assets [2]	—	—	5,193,409	5,193,409

	4,605,105	38,641,047	355,036,354	398,282,506

Financial liabilities
Deposits [1]	—	191,038,798	158,486,109	349,524,907
Borrowings [1]	—	2,146	30,996,065	30,998,211
Debentures	—	26,953,355	—	26,953,355
Other financial liabilities [2]	—	—	19,186,687	19,186,687

	—	217,994,299	208,668,861	426,663,160

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

70

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	28,262,071	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	27,823,582	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2021
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	19,109,183	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	26,953,355	DCF Model	Discount rate

71

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,170,486	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	361,359,508	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	362,529,994

Financial liabilities
Deposits	208,657,760	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	43,319,928	DCF Model	Other spread, interest rate	Other spread

	251,977,688

(In millions of Korean won)	December 31, 2021
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	505,624	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	349,337,321	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	349,842,945

Financial liabilities
Deposits	158,486,109	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	30,996,065	DCF Model	Other spread, interest rate	Other spread

	189,482,174

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

72

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	3,159,374	37,382	849,035	17	—
Total gains or losses:
- Profit or loss	128,774	(17,617)	—	16	—
- Other comprehensive loss	—	—	(47,059)	—	—
Purchases	1,230,764	261,140	4,093	—	—
Sales	(427,326)	—	(541)	—	—

Ending	4,091,586	280,905	805,528	33	—

(In millions of Korean won)

	2021
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	2,065,162	38,756	1,917,921	51,646	—
Total gains or losses:
- Profit or loss	141,491	(1,374)	—	(30,821)	—
- Other comprehensive loss	—	—	(139,460)	—	—
Purchases	1,333,191	—	23,507	23,441	—
Sales	(380,470)	—	(484)	(44,249)	—
Transfers out of Level 3	—	—	(952,449)	—	—

Ending	3,159,374	37,382	849,035	17	—

73

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	79,887	31,286	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period	70,945	(17,629)	—

(In millions of Korean won)	2021
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	76,283	33,013	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	105,559	32,542	—

74

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,954,011	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Discount rate	8.53	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of stock price	21.83~34.51	Higher the volatility, higher the fair value fluctuation
Equity securities	137,575	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.16 ~ 15.82	Lower the discount rate, higher the fair value
Loans	280,905	DCF Model	Discount rate	Discount rate	8.11~9.91	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	21.83 ~ 31.73	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	805,528	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.08 ~ 19.14	Lower the discount rate, higher the fair value
				Volatility of stock price	24.88 ~28.62	Higher the volatility, higher the fair value fluctuation

	5,178,052

75

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2021
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,122,939	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Discount rate	8.17 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of stock price	19.48	Higher the volatility, higher the fair value fluctuation
Equity securities	36,435	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.76 ~ 22.79	Lower the discount rate, higher the fair value
Loans	37,382	DCF Model	Discount rate	Discount rate	8.21	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	17	Tree Model, DCF Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	17.00 ~ 25.49	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	849,035	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.42 ~ 18.02	Lower the discount rate, higher the fair value
				Volatility of stock price	23.36 ~ 25.49	Higher the volatility, higher the fair value fluctuation

	4,045,808

76

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	3,468	(3,467)	—	—
Equity securities [2,5]	4,609	(3,437)	—	—
Loans [4]	15,396	(14,393)	—	—
Derivatives held for trading [1]	2	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	137,984	(56,900)

	23,475	(21,299)	137,984	(56,900)

77

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2021
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	1,847	(1,828)	—	—
Equity securities [2,5]	3,217	(2,482)	—	—
Loans [4]	3,062	(2,742)	—	—
Derivatives held for trading [1]	2	—	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	87,021	(65,000)

	8,128	(7,052)	87,021	(65,000)

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
2	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~1%p).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate sale price fluctuation (-1%p~1%p), and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[5]

The amounts of \ 3,793,745 million and \ 3,212,082 million of financial assets classified as level 3 as of December 31, 2022 and 2021, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

6.2.4 Day one gains or losses

When the Bank measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. There is no deferred day one gains or losses for the years ended December 31, 2022 and 2021.

78

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,296,244	—	22,296,244
Financial assets at fair value through profit or loss	18,154,550	—	—	—	—	18,154,550
Derivative financial assets	7,509,568	—	—	—	238,226	7,747,794
Loans measured at amortized cost	—	—	—	363,839,085	—	363,839,085
Financial investments	—	37,991,164	1,418,454	34,616,403	—	74,026,021
Other financial assets	—	—	—	6,601,913	—	6,601,913

	25,664,118	37,991,164	1,418,454	427,353,645	238,226	492,665,607

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivative financial liabilities	7,189,931	—	104,856	7,294,787
Deposits	—	368,100,984	—	368,100,984
Borrowings	—	43,664,670	—	43,664,670
Debentures	—	27,999,416	—	27,999,416
Other financial liabilities	—	17,158,325	—	17,158,325

	7,298,793	456,923,395	104,856	464,327,044

79

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,368,904	—	22,368,904
Financial assets at fair value through profit or loss	14,782,128	—	—	—	—	14,782,128
Derivative financial assets	2,829,750	—	—	—	130,424	2,960,174
Loans measured at amortized cost	—	—	—	349,438,762	—	349,438,762
Financial investments	—	37,747,335	3,169,736	21,667,058	—	62,584,129
Other financial assets	—	—	—	5,193,409	—	5,193,409

	17,611,878	37,747,335	3,169,736	398,668,133	130,424	457,327,506

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivative financial liabilities	2,698,433	—	42,471	2,740,904
Deposits	—	349,615,372	—	349,615,372
Borrowings	—	31,073,908	—	31,073,908
Debentures	—	26,891,141	—	26,891,141
Other financial liabilities	—	19,186,687	—	19,186,687

	2,811,131	426,767,108	42,471	429,620,710

80

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	541	541

			1,105	1,105

(In millions of Korean won)	December 31, 2021
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,189	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,463	5,463

			10,652	10,652

81

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	5,342,083	4,816,996
Loaned securities:
Government and public bonds	239,132	—

	5,581,215	4,816,996

(In millions of Korean won)	December 31, 2021
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	584,579	553,934
Loaned securities:
Government and public bonds	49,816	—

	634,395	553,934

82

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Bank has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the statement of financial position as the Bank has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	7,509,535	—	7,509,535	(6,367,487)	(826)	1,379,448
Derivatives held for hedging	238,226	—	238,226
Unsettled spot exchange receivable	3,356,526	—	3,356,526	(3,355,280)	—	1,246
Bonds purchased under repurchase agreements	2,281,357	—	2,281,357	(2,281,357)	—	—
Domestic exchange settlement debits	55,446,595	(54,584,853)	861,742	—	—	861,742
Other financial instruments	20,283	(15,143)	5,140	—	—	5,140

	68,852,522	(54,599,996)	14,252,526	(12,004,124)	(826)	2,247,576

(In millions of Korean won)

	December 31, 2021
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,829,733	—	2,829,733	(1,809,890)	(5)	1,150,262
Derivatives held for hedging	130,424	—	130,424
Unsettled spot exchange receivable	2,351,502	—	2,351,502	(2,349,893)	—	1,609
Bonds purchased under repurchase agreements	5,468,420	—	5,468,420	(5,468,420)	—	—
Domestic exchange settlement debits	43,372,672	(42,383,120)	989,552	—	—	989,552
Other financial instruments	20,728	(20,377)	351	—	—	351

	54,173,479	(42,403,497)	11,769,982	(9,628,203)	(5)	2,141,774

83

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	7,189,931	—	7,189,931	(4,925,362)	—	2,369,425
Derivatives held for hedging	104,856	—	104,856
Unsettled spot exchange payable	3,356,368	—	3,356,368	(3,355,280)	—	1,088
Bonds sold under repurchase agreements *	4,835,185	—	4,835,185	(4,835,185)	—	—
Domestic exchange settlement credits	56,319,757	(54,584,853)	1,734,904	(1,734,904)	—	—
Other financial instruments	15,212	(15,143)	69	—	—	69

	71,821,309	(54,599,996)	17,221,313	(14,850,731)	—	2,370,582

(In millions of Korean won)	December 31, 2021
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,698,433	—	2,698,433	(2,018,834)	—	722,070
Derivatives held for hedging	42,471	—	42,471
Unsettled spot exchange payable	2,350,353	—	2,350,353	(2,349,893)	—	460
Bonds sold under repurchase agreements *	553,934	—	553,934	(553,934)	—	—
Domestic exchange settlement credits	47,504,809	(42,383,120)	5,121,689	(5,121,689)	—	—
Other financial instruments	23,363	(20,377)	2,986	—	—	2,986

	53,173,363	(42,403,497)	10,769,866	(10,044,350)	—	725,516

*	Includes bonds sold under repurchase agreements to customers.

84

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2022	December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	15,169,704	15,317,033
	Due from banks	Hana Bank and others	—	2,374	2,492

				15,172,078	15,319,525

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	—	3,598,520	4,214,830
	Time deposits in foreign currencies	Bank of communications, Seoul and others	3.82~6.80	218,094	151,106
	Due from others	Morgan Stanley and others	0.00~6.00	957,126	352,214

				4,773,740	4,718,150

				19,945,818	20,037,675

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022	December 31, 2021	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,169,704	15,317,033	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	844,287	760,905	Bank of Korea Act and others
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS CO., LTD. NEW YORK Branch	63,365	59,275	New York State Banking Law
	Due from others	STATE STREET BANK AND TRUST COMPANY SEOUL and others	238,660	201,728	Derivatives margin account

			1,146,312	1,021,908

			16,316,016	16,338,941

*	Before netting of allowance

85

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	132	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(110)	—	—
Others (exchange differences, etc.)	5	—	—

Ending	27	—	—

(In millions of Korean won)	2021
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	38	34	282
Transfer between stages	—	—	—
Provision (reversal) for credit losses	88	(35)	(282)
Others (exchange differences, etc.)	6	1	—

Ending	132	—	—

86

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Finance Corporation	34,071	Difference amount of the total limit
	The Bank of Korea	236,833	Settlement risk of the Bank of Korea

		270,904

Securities measured at fair value through other comprehensive income	The Bank of Korea	3,078,859	Repurchase agreements
		5,495,686	Borrowings from the Bank of Korea
		1,782,507	Settlement risk of the Bank of Korea
	MUFGBANK and others	475,265	Derivatives transactions
	UBSAG and others	486,654	Others

		11,318,971

Securities measured at amortized cost	The Bank of Korea and others	1,890,368	Repurchase agreements
	The Bank of Korea	4,020,539	Borrowings from the Bank of Korea
		5,047,277	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	230,050	Derivatives transactions
	CITI Bank and others	378,416	Others

		11,566,650

Loans	Others	12,863,079	Covered bond and others

		36,019,604

(In millions of Korean won)		December 31, 2021
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	259,487	Repurchase agreements

		259,487

Securities measured at fair value through other comprehensive income	CITI Bank and others	57,693	Repurchase agreements
	The Bank of Korea	2,843,426	Borrowings from the Bank of Korea
		1,249,049	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	590,321	Derivatives transactions
	Others	34,757	Others

		4,775,246

Securities measured at amortized cost	Meritz Securities and others	302,780	Repurchase agreements
	The Bank of Korea	4,847,856	Borrowings from the Bank of Korea
		3,948,622	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	133,860	Derivatives transactions
	KB Insurance Co., Ltd. and others	121,880	Others

		9,354,998

Mortgage loans	Others	9,659,575	Covered bond and others

		24,049,306

87

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,572,441	—

(In millions of Korean won)	December 31, 2021
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	5,936,919	—

88

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies, and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost.

9.1 Details of derivative financial instruments held for trading as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022			December 31, 2021
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	2,765,927	355,407	11,092	738,589	24,928	296
Futures [1]	1,626,608	—	—	1,640,283	—	—
Swaps [2]	222,419,084	759,599	469,544	200,308,355	302,530	323,095
Options	9,798,000	268,469	265,283	11,657,000	172,060	195,666

	236,609,619	1,383,475	745,919	214,344,227	499,518	519,057

Currency
Forwards	106,889,214	2,537,700	2,346,894	94,195,130	1,211,110	835,405
Futures [1]	50,692	—	—	—	—	—
Swaps	93,409,026	3,563,775	4,067,824	65,641,211	1,111,462	1,330,595
Options	2,270,274	24,585	29,294	2,051,034	7,643	13,376

	202,619,206	6,126,060	6,444,012	161,887,375	2,330,215	2,179,376

Stock and index
Options	355	33	—	355	17	—

	355	33	—	355	17	—

Credit
Swaps	—	—	—	13,423	—	—

	—	—	—	13,423	—	—

	439,229,180	7,509,568	7,189,931	376,245,380	2,829,750	2,698,433

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 184,555,603 million and ~~W~~ 158,924,418 million as of December 31, 2022 and 2021, respectively, were traded through the central clearing house.

89

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	5,064,802	1,128,620	2,660,326	1,862,039	426,551	2,147,845	13,290,183
Average price condition (%), (CD and LIBOR)	4.17	4.52	4.64	4.56	4.36	4.64	4.43
Cash flow hedge
Nominal amount of the hedging instrument	843,555	226,730	—	—	806,003	—	1,876,288
Average price condition (%), (CD and LIBOR)	4.64	4.06	—	—	5.10	—	4.77

(In millions of Korean won)	December 31, 2021
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,044,669	1,171,185	701,102	2,153,038	1,420,914	2,419,231	8,910,139
Average price condition (%), (CD and LIBOR)	0.94	1.23	1.04	1.16	1.06	1.39	1.18
Cash flow hedge
Nominal amount of the hedging instrument	2,843,325	414,925	—	—	—	—	3,258,250
Average price condition (%), (CD and LIBOR)	0.93	0.76	—	—	—	—	0.91

90

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022				2022
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	2,467,171	—	(107,444)	—	(86,757)
	Debt securities in foreign currencies	3,142,972	—	(232,085)	—	(215,184)
	Deposits in foreign currencies	—	29,429	—	(8,591)	6,976
	Debentures in Korean won	—	5,690,371	—	(249,629)	171,841
	Debentures in foreign currencies	—	1,196,781	—	(95,865)	123,817

		5,610,143	6,916,581	(339,529)	(354,085)	693

(In millions of Korean won)		December 31, 2021				2021
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	1,627,228	—	(20,272)	—	(21,071)
	Debt securities in foreign currencies	3,567,662	—	(12,505)	—	(71,246)
	Deposits in foreign currencies	—	93,521	—	(1,319)	3,222
	Debentures in Korean won	—	2,470,123	—	(79,877)	70,308
	Debentures in foreign currencies	—	1,154,178	—	27,953	45,132

		5,194,890	3,717,822	(32,777)	(53,243)	26,345

91

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022			2022
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	13,290,183	186,258	104,856	(1,245)

(In millions of Korean won)	December 31, 2021			2021
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	8,910,139	127,290	38,253	(33,228)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Interest rate	(552)	(6,883)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Losses on hedging instruments	28,171	(12,657)
Gains on hedged items attributable to the hedged risk	(28,752)	13,056

	(581)	399

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2022	December 31, 2021	2022	2021
Interest rate risk	33,921	(89)	(47,251)	(11,306)

92

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022			2022
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	1,876,288	51,968	—	44,064

(In millions of Korean won)	December 31, 2021			2021
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,258,250	3,134	4,218	11,555

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Gains on hedging instruments:	44,064	11,555
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income)	43,886	11,468
Ineffective portion of gains on cash flow hedging instruments (recognized in profit)	178	87

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other comprehensive income	43,886	11,468
Reclassification to profit	2,388	2,303
Income tax effect	(12,264)	(3,787)

	34,010	9,984

9.4.5 As of December 31, 2022, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 5, 2027.

93

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.5 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Bank assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

Details of the Bank’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2022
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,060,791	5,690,371	6,440,000
USD#LIBOR#3M	USD	1,895	1,257	3,478
USD#LIBOR#6M	USD	167	—	182

(In millions of Korean won and millions of US dollars)		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,154	4,386
USD#LIBOR#6M	USD	224	—	225

94

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Loans	365,118,018	350,369,299
Deferred loan origination fees and costs	494,795	571,181
Less: Allowances for credit losses	(1,773,728)	(1,501,718)

	363,839,085	349,438,762

10.2 Details of loans to banks as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Loans	12,027,410	10,103,076
Less: Allowances for credit losses	(2,881)	(691)

	12,024,529	10,102,385

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Retail	Corporate	Total
Loans in Korean won	166,411,567	159,709,016	326,120,583
Loans in foreign currencies	130,285	16,482,236	16,612,521
Domestic import usance bills	—	4,499,072	4,499,072
Off-shore funding loans	—	963,709	963,709
Call loans	—	100,000	100,000
Bills bought in Korean won	—	860,767	860,767
Bills bought in foreign currencies	—	1,777,661	1,777,661
Guarantee payments under acceptances and guarantees	—	2,083	2,083
Bonds purchased under repurchase agreements	—	2,281,357	2,281,357
Privately placed bonds	—	367,650	367,650

	166,541,852	187,043,551	353,585,403
Proportion (%)	47.10	52.90	100.00

Less: Allowances for credit losses	(725,584)	(1,045,263)	(1,770,847)

	165,816,268	185,998,288	351,814,556

95

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Retail	Corporate	Total
Loans in Korean won	170,531,863	146,579,750	317,111,613
Loans in foreign currencies	168,012	11,797,445	11,965,457
Domestic import usance bills	—	3,311,142	3,311,142
Off-shore funding loans	—	1,135,753	1,135,753
Call loans	—	735,565	735,565
Bills bought in Korean won	—	2,209	2,209
Bills bought in foreign currencies	—	1,999,449	1,999,449
Guarantee payments under acceptances and guarantees	—	3,060	3,060
Bonds purchased under repurchase agreements	—	4,368,420	4,368,420
Privately placed bonds	—	204,736	204,736

	170,699,875	170,137,529	340,837,404
Proportion (%)	50.08	49.92	100.00

Less: Allowances for credit losses	(558,607)	(942,420)	(1,501,027)

	170,141,268	169,195,109	339,336,377

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	583,477	243,913	(305,106)	—	522,284
Others	168	550	(343)	4	379

	583,645	244,463	(305,449)	4	522,663

Deferred loan origination fees
Loans in Korean won	10,076	23,067	(9,104)	—	24,039
Loans in foreign currencies and others	2,389	8,432	(6,998)	6	3,829

	12,465	31,499	(16,102)	6	27,868

	571,180	212,964	(289,347)	(2)	494,795

(In millions of Korean won)	2021
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	590,063	327,891	(334,478)	1	583,477
Others	569	51	(451)	(1)	168

	590,632	327,942	(334,929)	—	583,645

Deferred loan origination fees
Loans in Korean won	6,998	5,479	(2,400)	(1)	10,076
Loans in foreign currencies and others	3,341	108	(1,063)	2	2,388

	10,339	5,587	(3,463)	1	12,464

	580,293	322,355	(331,466)	(1)	571,181

96

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Retail				Corporate
	12-month expected	Lifetime expected credit losses		Credit	12-month expected	Lifetime expected credit losses		Credit
	credit losses	Non- impaired	Impaired	impaired approach	credit losses	Non- impaired	Impaired	impaired approach
Beginning	288,395	164,845	105,367	—	321,650	426,492	194,969	—
Transfer between stages:
Transfer to 12-month expected credit losses	115,382	(115,348)	(34)	—	120,159	(119,860)	(299)	—
Transfer to lifetime expected credit losses (non-impaired)	(94,126)	99,854	(5,728)	—	(91,116)	114,517	(23,401)	—
Transfer to lifetime expected credit losses (impaired)	(705)	(38,984)	39,689	—	(1,122)	(37,983)	39,105	—
Write-offs	—	(1)	(213,834)	—	—	(3)	(146,176)	—
Sales	(805)	(137)	(289)	—	—	(58)	(14,064)	—
Provision for credit losses [1,2]	108,306	84,778	189,369	—	17,858	118,015	127,171	—
Others (exchange differences, etc.)	(99)	20	(331)	—	2,163	1,355	(1,228)	—

Ending	416,348	195,027	114,209	—	369,592	502,475	176,077	—

97

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

	2021
	Retail				Corporate
	12-month expected	Lifetime expected credit losses		Credit	12-month expected	Lifetime expected credit losses		Credit
	credit losses	Non-impaired	Impaired	impaired approach	credit losses	Non-impaired	Impaired	impaired approach
Beginning	245,556	165,318	110,868	—	262,271	340,023	264,864	—
Transfer between stages:
Transfer to 12-month expected credit losses	111,827	(111,786)	(41)	—	79,615	(61,021)	(18,594)	—
Transfer to lifetime expected credit losses (non-impaired)	(88,697)	95,807	(7,110)	—	(65,533)	82,741	(17,208)	—
Transfer to lifetime expected credit losses (impaired)	(673)	(38,384)	39,057	—	(1,054)	(32,254)	33,308	—
Write-offs	—	12	(227,690)	—	—	(4)	(163,698)	—
Sales	(1,100)	(33)	(975)	—	(5)	—	(15,662)	—
Provision for credit losses [1,2]	22,585	54,002	192,554	—	42,812	98,242	120,880	—
Others (exchange differences, etc.)	(1,103)	(91)	(1,296)	—	3,544	(1,235)	(8,921)	—

Ending	288,395	164,845	105,367	—	321,650	426,492	194,969	—

[1]

Provision (reversal) for credit losses in the statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 223,355 million and ~~W~~ 222,227 million of collections from written-off loans for the years ended December 31, 2022 and 2021, respectively.

The Bank manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 7,037,343 million and ~~W~~ 7,551,517 million as of December 31, 2022 and 2021, respectively.

98

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month	Lifetime expected credit losses		Credit
	expected credit losses	Non- impaired	Impaired	impaired approach
Beginning	324,592,824	25,567,832	779,824	—
Transfer between stages:
Transfer to 12-month expected credit losses	33,342,008	(33,283,109)	(58,899)	—
Transfer to lifetime expected credit losses (non-impaired)	(36,557,245)	36,905,018	(347,773)	—
Transfer to lifetime expected credit losses (impaired)	(251,387)	(1,228,003)	1,479,390	—
Write-offs	—	(4)	(360,010)	—
Sales	(2,449,296)	(13,615)	(129,128)	—
Net increase (decrease) (execution, repayment, and others)	20,154,062	(1,978,727)	(550,949)	—

Ending	338,830,966	25,969,392	812,455	—

(In millions of Korean won)	2021
	12-month	Lifetime expected credit losses		Credit
	expected credit losses	Non- impaired	Impaired	impaired approach
Beginning	294,886,513	23,229,852	946,202	—
Transfer between stages:
Transfer to 12-month expected credit losses	29,523,996	(29,447,432)	(76,564)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,197,063)	34,611,267	(414,204)	—
Transfer to lifetime expected credit losses (impaired)	(284,649)	(1,192,440)	1,477,089	—
Write-offs	—	8	(391,388)	—
Sales	(2,755,184)	(7,780)	(136,052)	—
Net increase (decrease) (execution, repayment, and others)	37,419,211	(1,625,643)	(625,259)	—

Ending	324,592,824	25,567,832	779,824	—

99

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	4,084,362	2,044,994
Financial bonds	5,287,488	5,500,948
Corporate bonds	145,007	501,013
Beneficiary certificates	6,666,088	5,617,259
Investment funds	528,795	378,712
Other debt securities	934,068	551,763
Equity securities:
Stocks	137,831	36,435
Loans:
Other loans	280,905	37,382
Others:
Financial instruments indexed to the price of gold	90,006	113,622

	18,154,550	14,782,128

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	7,672,296	5,569,123
Financial bonds	17,079,749	18,680,309
Corporate bonds	12,603,246	12,445,893
Asset-backed securities	237,605	782,401
Other debt securities	167,247	—
Equity securities:
Stocks	1,402,899	3,144,066
Equity investments	15,555	25,670
Loans:
Privately placed bonds	231,021	269,609

	39,409,618	40,917,071

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,520,633	5,742,285
Financial bonds	10,315,697	2,879,015
Corporate bonds	10,026,039	6,358,169
Asset-backed securities	7,395,434	6,659,710
Other debt securities	363,984	31,106
Less: Allowances for credit losses	(5,384)	(3,227)

	34,616,403	21,667,058

	74,026,021	62,584,129

100

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022		2021
		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	—	409	7,106	300
	Unlisted	—	9,476	372	10,104

		—	9,885	7,478	10,404

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022		2021
		Disposal price*	Accumulated other comprehensive loss as of disposal date	Disposal price *	Accumulated other comprehensive income as of disposal date
Stocks	Listed	425,736	335,203	575,288	(319,162)
	Unlisted	—	—	458	(162)

		425,736	335,203	575,746	(319,324)

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	1,666	(3,462)	(1,796)
Securities measured at amortized cost	2,771	(613)	2,158

	4,437	(4,075)	362

(In millions of Korean won)	2021
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,156	(330)	5,826
Securities measured at amortized cost	1,604	(551)	1,053

	7,760	(881)	6,879

101

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	11,985	27	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(612)	(20)	—
Provision (reversal) for credit losses	99	263	—
Others (exchange differences, etc.)	129	—	—

Ending	11,601	270	—

(In millions of Korean won)	2021
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	6,715	39	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,722)	(4)	—
Provision (reversal) for credit losses	6,891	(12)	—
Others (exchange differences, etc.)	101	4	—

Ending	11,985	27	—

102

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13. Investments in Associates and Subsidiaries

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,959	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(15,963)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	14,361	13,165	14,361	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,038	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	26,600	25,357	26,600	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	2,600	2,563	2,600	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	2,200	9,793	2,200	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,662	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	8,144	19,840	8,144	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	2,989	1,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	5,220	7,390	5,220	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	15,204	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	34,693	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	6,600	8,901	6,600	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	50,366	43,850	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	12,786	14,250	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,542	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	8,380	10,000	Investment finance	Korea
KB Smart Scale Up Fund	25.00	43,000	40,288	43,000	Investment finance	Korea
KB Scale Up Fund II	20.00	4,500	4,438	4,500	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,519	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	9,000	8,709	9,000	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	6,600	6,217	6,600	Investment finance	Korea

103

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	13,600	13,241	13,600	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,244	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(73)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(191)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	(5)	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	549	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,112	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	523	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	34	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	374	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [3]	25.41	—	(130)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(318)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(36)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	246	—	Manufacture of nonferrous metal	Korea

104

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location

IDTECK Co., Ltd. [3]	20.54	—	42	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	832	—	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(1,038)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	246	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [3]	47.11	—	408	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [3]	24.30	—	35	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.25	200,000	61,518	200,000	Application software development and supply	Korea
TKDS CO., LTD [3]	20.03	—	171	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [3]	23.04	—	306	—	Manufacture of edible refined oil and processed oil	Korea

		511,984	379,534	510,253

Subsidiaries
Kookmin Bank Cambodia Plc. [4]	100.00	USD 76,259	140,477	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD 383,875	501,506	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [4]	100.00	USD 20,000	10,636	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [4]	100.00	USD 200,000	248,823	221,780	Banking and foreign exchange transaction	Myanmar
PRASAC Microfinance Institution Plc. [4]	99.99	USD 920,839	1,083,421	1,112,609	Micro financing	Cambodia
PT Bank KB Bukopin Tbk [4]	67.00	IDR 88,228	(86,104)	375,332	Banking and foreign exchange transaction	Indonesia
Orient Kwang-yang Co., Ltd.	36.16	—	(5,930)	—	Building of ships	Korea

			1,892,829	2,237,042

			2,272,363	2,747,295

105

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,497	2,769	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,923	99,785	109,584	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(19,481)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	3,726	4,613	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,098	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	12,600	12,599	12,600	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	3,900	10,275	3,900	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,493	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	12,344	22,926	12,344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	4,400	5,895	4,400	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	7,650	9,015	7,650	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	13,838	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	35,517	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,000	14,834	13,000	Investment finance	Korea
KB Global Platform Fund	22.73	42,000	49,946	42,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	13,982	14,250	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,604	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	9,571	10,000	Investment finance	Korea
KB Smart Scale Up Fund	25.00	31,000	31,217	31,000	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	9,978	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	3,000	2,975	3,000	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	600	600	600	Investment finance	Korea
KB New Deal Innovation Fund	20.00	4,000	3,991	4,000	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,070	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea

106

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
MJT&I Corp. [3]	22.89	—	(881)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(100)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(41)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(206)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	712	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,105	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	833	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(171)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	25	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(62)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(137)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(316)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(29)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(557)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	215	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	20.54	—	(208)	—	Other manufacturing of wireless telecommunications equipment	Korea

107

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and subsidiaries as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won) (In thousands of US dollars) (In hundred millions of Indonesian rupiah)	December 31, 2021
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	816	—	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(17)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	270	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	—	Manufacture of textiles	Korea

		368,939	370,472	370,869

Subsidiaries
Kookmin Bank Cambodia Plc. [4]	100.00	USD 76,259	118,940	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD 383,875	516,742	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [4]	100.00	USD 20,000	13,042	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [4]	100.00	USD 200,000	233,987	221,780	Banking and foreign exchange transaction	Myanmar
PRASAC Microfinance Institution Plc. [4]	99.99	USD 920,839	798,794	1,112,609	Micro financing	Cambodia
PT Bank KB Bukopin Tbk [4]	67.00	IDR 88,228	427,443	731,659	Banking and foreign exchange transaction	Indonesia

			2,108,948	2,593,369

			2,479,420	2,964,238

[1]

As of December 31, 2022 and 2021, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2022 and 2021, the Bank participates in the investment management committee but cannot exercise control.
[3]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[4]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.

Although the Bank holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Bank’s influence on those trusts is limited according to the trust agreement. In addition, the Bank holds 20% or more of its ownership in Seokwang T&I Co., Ltd. and six other companies, but those companies are excluded from associates, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

108

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	109,584	—	(109,584)	—	—
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	4,613	9,748	—	—	14,361
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	12,600	14,000	—	—	26,600
KB Prime Digital Platform Fund	—	2,600	—	—	2,600
Future Planning KB Start-up Creation Fund	3,900	—	(1,700)	—	2,200
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	12,344	—	(4,200)	—	8,144
KB-KDBC Pre-IPO New Technology Business Investment Fund	4,400	—	(2,600)	—	1,800
KB-TS Technology Venture Private Equity Fund	7,650	—	(2,430)	—	5,220
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	—	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,000	—	(6,400)	—	6,600
KB Global Platform Fund	42,000	8,000	(6,150)	—	43,850
KB-UTC Inno-Tech Venture Fund	14,250	—	—	—	14,250
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	10,000	—	—	—	10,000
KB Smart Scale Up Fund	31,000	12,000	—	—	43,000
KB Scale Up Fund II	—	4,500	—	—	4,500
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	3,000	6,000	—	—	9,000
KB-SOLIDUS Healthcare Investment Fund	600	6,000	—	—	6,600
KB New Deal Innovation Fund	4,000	9,600	—	—	13,600
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY CO.,LTD.	—	200,000	—	—	200,000

109

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
PRASAC Microfinance Institution Plc.	1,112,609	—	—	—	1,112,609
PT Bank KB Bukopin Tbk	731,659	—	—	(356,327)	375,332
Orient Kwang-yang Co., Ltd. *	—	—	—	—	—

	2,964,238	272,448	(133,064)	(356,327)	2,747,295

(In millions of Korean won)	2021
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	109,768	279	(463)	—	109,584
KB GwS Private Securities Investment Trust	89,124	—	(89,124)	—	—
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	4,613	—	—	—	4,613
KB Digital Innovation & Growth New Technology Business Investment Fund	3,375	1,125	—	—	4,500
KB Digital Platform Fund	—	12,600	—	—	12,600
Future Planning KB Start-up Creation Fund	6,700	—	(2,800)	—	3,900
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	7,792	—	(7,792)	—	—
KB High-tech Company Investment Fund	4,800	—	(3,300)	—	1,500
Aju Good Technology Venture Fund	17,113	—	(4,769)	—	12,344
KB-KDBC Pre-IPO New Technology Business Investment Fund	6,800	—	(2,400)	—	4,400
KB-TS Technology Venture Private Equity Fund	8,880	1,650	(2,880)	—	7,650
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	—	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,400	5,000	(5,400)	—	13,000
KB Global Platform Fund	28,500	13,500	—	—	42,000
KB-UTC Inno-Tech Venture Fund	11,610	3,390	(750)	—	14,250
WJ Private Equity Fund No.1	10,000	—	—	—	10,000

110

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	2,500	7,500	—	—	10,000
KB Smart Scale Up Fund	4,000	27,000	—	—	31,000
KB Bio Global Expansion Private Equity Fund No.1	—	10,000	—	—	10,000
KB-KTB Technology Venture Fund	—	3,000	—	—	3,000
KB-SOLIDUS Healthcare Investment Fund	—	600	—	—	600
KB New Deal Innovation Fund	—	4,000	—	—	4,000
All Together Korea Fund No.2	10,000	—	—	—	10,000
Subsidiaries
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
PRASAC Microfinance Institution Plc.	709,971	402,638	—	—	1,112,609
PT Bank KB Bukopin Tbk	338,116	393,543	—	—	731,659

	2,198,091	885,825	(119,678)	—	2,964,238

* The investment was reclassified from associates to subsidiaries during the year ended December 31, 2022 due to additional share purchase.

111

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,827,827	—	(4)	1,827,823
Buildings	1,723,871	(545,387)	(5,747)	1,172,737
Leasehold improvements	888,348	(837,677)	—	50,671
Equipment and vehicles	1,215,431	(1,080,071)	—	135,360
Construction in-progress	2,372	—	—	2,372
Right-of-use assets	991,148	(650,977)	—	340,171

	6,648,997	(3,114,112)	(5,751)	3,529,134

(In millions of Korean won)	December 31, 2021
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,866,830	—	(4)	1,866,826
Buildings	1,694,900	(522,238)	(5,747)	1,166,915
Leasehold improvements	853,560	(793,733)	—	59,827
Equipment and vehicles	1,296,746	(1,150,651)	—	146,095
Construction in-progress	24,130	—	—	24,130
Right-of-use assets	860,150	(517,755)	—	342,395

	6,596,316	(2,984,377)	(5,751)	3,606,188

112

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14.1.2 Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,866,826	55	(32,963)	(6,072)	—	(23)	1,827,823
Buildings	1,166,915	1,421	49,755	(3,818)	(41,496)	(40)	1,172,737
Leasehold improvements	59,827	1,672	33,605	(7)	(44,504)	78	50,671
Equipment and vehicles	146,095	83,939	(817)	(380)	(93,490)	13	135,360
Construction in-progress	24,130	92,726	(114,484)	—	—	—	2,372
Right-of-use assets [1]	342,395	533,562	255	(382,399)	(191,569)	37,927	340,171

	3,606,188	713,375	(64,649)	(392,676)	(371,059)	37,955	3,529,134

(In millions of Korean won)

	2021
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,911,818	48	(45,032)	—	—	(8)	1,866,826
Buildings	1,199,872	316	10,285	(2,123)	(41,422)	(13)	1,166,915
Leasehold improvements	65,579	16	39,359	(703)	(44,619)	195	59,827
Equipment and vehicles	175,005	74,841	1,547	(241)	(105,244)	187	146,095
Construction in-progress	14,224	93,132	(83,276)	—	—	50	24,130
Right-of-use assets [1]	366,623	476,030	—	(305,340)	(197,985)	3,067	342,395

	3,733,121	644,383	(77,117)	(308,407)	(389,270)	3,478	3,606,188

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

(In millions of Korean won)	2021
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	1,126	(5,751)

113

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost	Accumulated Depreciation	Carrying amount
Land	63,139	—	63,139
Buildings	69,628	(13,444)	56,184

	132,767	(13,444)	119,323

(In millions of Korean won)	December 31, 2021
	Acquisition cost	Accumulated depreciation	Carrying amount
Land	55,190	—	55,190
Buildings	49,126	(6,665)	42,461

	104,316	(6,665)	97,651

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2022, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs
Land and buildings	194,157	Cost approach method	- Price per square meter - Replacement cost

Fair value of investment properties amounts to ~~W~~ 194,157 million and ~~W~~ 150,299 million as of December 31, 2022 and 2021, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 5,441 million and ~~W~~ 4,477 million for the years ended December 31, 2022 and 2021, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	55,190	—	7,949	—	63,139
Buildings	42,461	—	15,381	(1,658)	56,184

	97,651	—	23,330	(1,658)	119,323

(In millions of Korean won)	2021
	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	50,700	—	4,490	—	55,190
Buildings	38,406	—	5,246	(1,191)	42,461

	89,106	—	9,736	(1,191)	97,651

114

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,589,447	(1,146,478)	(14,978)	427,991

	1,654,735	(1,146,478)	(14,978)	493,279

(In millions of Korean won)	December 31, 2021
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,435,482	(1,013,372)	(15,145)	406,965

	1,500,770	(1,013,372)	(15,145)	472,253

15.2 The goodwill as of December 31, 2022 and 2021, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2022 are as follows:

(In millions of Korean won)	December 31, 2022
	Retail banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	5,778,171	2,905,282	8,683,453
Discount rate (%)	16.60	17.01
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

115

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on GDP growth rate, market size, and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,993	(1,694)	—	299
Software	1,387,570	(1,029,725)	—	357,845
Other intangible assets	164,757	(82,535)	(14,978)	67,244
Right-of-use assets	35,127	(32,524)	—	2,603

	1,589,447	(1,146,478)	(14,978)	427,991

(In millions of Korean won)	December 31, 2021
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,800	(1,576)	—	224
Software	1,220,909	(895,251)	—	325,658
Other intangible assets	177,646	(85,028)	(15,145)	77,473
Right-of-use assets	35,127	(31,517)	—	3,610

	1,435,482	(1,013,372)	(15,145)	406,965

116

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	224	193	—	—	(117)	(1)	299
Software	325,658	168,256	817	—	(136,906)	20	357,845
Other intangible assets	77,474	2,787	—	(245)	(12,849)	77	67,244
Right-of-use assets	3,610	—	—	—	(1,007)	—	2,603

	406,966	171,236	817	(245)	(150,879)	96	427,991

(In millions of Korean won)

	2021
	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	234	107	—	(117)	—	224
Software	309,397	129,221	—	(112,962)	2	325,658
Other intangible assets	53,107	45,693	(1,834)	(14,624)	(4,869)	77,473
Right-of-use assets	4,617	—	—	(1,007)	—	3,610

	367,355	175,021	(1,834)	(128,710)	(4,867)	406,965

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,145)	—	—	167	(14,978)

(In millions of Korean won)	2021
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(10,215)	(4,971)	—	41	(15,145)

117

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Assets	Liabilities	Net amount
Other provisions	83,333	—	83,333
Impairment losses of property and equipment	5,155	—	5,155
Share-based payments	13,112	—	13,112
Provisions for acceptances and guarantees	39,787	—	39,787
Gains or losses on valuation of derivatives	—	(155,184)	(155,184)
Present value discount	95	—	95
Gains or losses on fair value hedge	—	(93,833)	(93,833)
Accrued interest	—	(72,868)	(72,868)
Deferred loan origination fees and costs	—	(115,553)	(115,553)
Gains or losses on revaluation	—	(261,502)	(261,502)
Investments in subsidiaries and others	17,121	—	17,121
Gains or losses on valuation of security investment	245,988	—	245,988
Defined benefit liabilities	375,797	—	375,797
Accrued expenses	172,345	—	172,345
Retirement insurance expense	—	(459,323)	(459,323)
Adjustments to the prepaid contributions	—	(27,986)	(27,986)
Others	225,017	(96,937)	128,080

	1,177,750	(1,283,186)	(105,436)
Offsetting of deferred income tax assets and liabilities	(1,177,750)	1,177,750	—

	—	(105,436)	(105,436)

(In millions of Korean won)	December 31, 2021
	Assets	Liabilities	Net amount
Other provisions	75,959	—	75,959
Impairment losses of property and equipment	7,446	—	7,446
Share-based payments	15,687	—	15,687
Provisions for acceptances and guarantees	33,091	—	33,091
Gains or losses on valuation of derivatives	—	(81,544)	(81,544)
Present value discount	—	(142)	(142)
Gains or losses on fair value hedge	—	(14,642)	(14,642)
Accrued interest	—	(42,882)	(42,882)
Deferred loan origination fees and costs	—	(138,398)	(138,398)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	12,319	—	12,319
Gains or losses on valuation of security investment	—	(501,409)	(501,409)
Defined benefit liabilities	469,311	—	469,311
Accrued expenses	148,726	—	148,726
Retirement insurance expense	—	(441,634)	(441,634)
Adjustments to the prepaid contributions	—	(29,273)	(29,273)
Others	230,686	(105,912)	124,774

	993,225	(1,633,307)	(640,082)
Offsetting of deferred income tax assets and liabilities	(993,225)	993,225	—

	—	(640,082)	(640,082)

118

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 635,093 million and ~~W~~ 152,345 million associated with investments in subsidiaries and others as of December 31, 2022 and 2021, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 34,908 million and ~~W~~ 39,822 million associated with others as of December 31, 2022 and 2021, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2022 and 2021 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

119

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	276,213	276,213	314,465	314,465
Impairment losses of property and equipment	27,077	19,880	12,255	19,452
Share-based payments	57,042	57,042	49,479	49,479
Provisions for acceptances and guarantees	120,332	120,332	150,140	150,140
Present value discount	—	—	358	358
Investments in subsidiaries and others	197,142	—	502,559	699,701
Gains or losses on valuation of security investment	—	—	928,258	928,258
Defined benefit liabilities	1,706,586	288,674	192	1,418,104
Accrued expenses	540,823	540,823	650,357	650,357
Others	878,679	392,448	397,795	884,026

	3,803,894	1,695,412	3,005,858	5,114,340

Unrecognized deferred income tax assets
Investments in subsidiaries and others	152,345			635,093
Others	39,822			34,908

	3,611,727			4,444,339

Tax rate (%)	27.50			26.50

Total deferred income tax assets	993,225			1,177,750

Taxable temporary differences
Gains or losses on fair value hedge	(53,243)	(53,243)	(354,085)	(354,085)
Accrued interest	(155,936)	(119,589)	(238,628)	(274,975)
Deferred loan origination fees and costs	(503,266)	(503,266)	(436,047)	(436,047)
Gains or losses on valuation of derivatives	(296,525)	(296,525)	(585,598)	(585,598)
Present value discount	(517)	(517)	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	(22,185)	—	(986,799)
Retirement insurance expense	(1,605,938)	(237,587)	(364,944)	(1,733,295)
Adjustments to the prepaid contributions	(106,446)	(106,446)	(105,608)	(105,608)
Gains or losses on valuation of security investment	(1,823,307)	(1,823,307)	—	—
Others	(385,137)	(329,375)	(310,043)	(365,805)

	(6,004,587)	(3,492,040)	(2,394,953)	(4,907,500)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(5,939,299)			(4,842,212)

Tax rate (%)	27.50			26.50

Total deferred income tax liabilities	(1,633,307)			(1,283,186)

120

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	76,583	76,583	—	—
Other provisions	282,969	282,969	276,213	276,213
Impairment losses of property and equipment	8,148	4,361	23,290	27,077
Share-based payments	42,361	42,361	57,042	57,042
Provisions for acceptances and guarantees	61,984	61,984	120,332	120,332
Investments in subsidiaries and others	139,981	—	57,161	197,142
Defined benefit liabilities	1,605,795	178,937	279,728	1,706,586
Accrued expenses	765,387	765,387	540,823	540,823
Others	918,468	431,045	391,256	878,679

	3,901,676	1,843,627	1,745,845	3,803,894

Unrecognized deferred income tax assets
Investments in subsidiaries and others	114,839			152,345
Others	23,827			39,822

	3,763,010			3,611,727

Tax rate (%)	27.50			27.50

Total deferred income tax assets	1,034,828			993,225

Taxable temporary differences
Gains or losses on fair value hedge	—	—	(53,243)	(53,243)
Accrued interest	(127,345)	(111,820)	(140,411)	(155,936)
Deferred loan origination fees and costs	(510,055)	(510,055)	(503,266)	(503,266)
Gains or losses on valuation of derivatives	(362,772)	(362,772)	(296,525)	(296,525)
Present value discount	(49)	(49)	(517)	(517)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	—	—	(1,008,984)
Retirement insurance expense	(1,462,642)	(178,937)	(322,233)	(1,605,938)
Adjustments to the prepaid contributions	(102,768)	(102,768)	(106,446)	(106,446)
Gains or losses on valuation of security investment	(967,057)	(967,057)	(1,823,307)	(1,823,307)
Others	(394,868)	(339,168)	(329,437)	(385,137)

	(5,001,828)	(2,572,626)	(3,575,385)	(6,004,587)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(4,936,540)			(5,939,299)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,357,548)			(1,633,307)

121

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	20,020	(659)	19,361	31,144
Buildings held for sale	17,456	(5,846)	11,610	12,637

	37,476	(6,505)	30,971	43,781

(In millions of Korean won)	December 31, 2021
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	34,285	(136)	34,149	62,897
Buildings held for sale	22,372	(12,362)	10,010	11,841

	56,657	(12,498)	44,159	74,738

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2022, are as follows:

(In millions of Korean won)

	December 31, 2022
	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	43,781	Market comparison approach model and others	Adjustment index	0.32 ~ 2.21	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

122

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(12,498)	(5,752)	—	11,745	(6,505)

(In millions of Korean won)	2021
	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(1,271)	(13,755)	—	2,528	(12,498)

17.4 As of December 31, 2022, assets held for sale consist of 11 real estates of closed offices, which were determined to sell by management, but not yet sold as of December 31, 2022. Negotiation with buyers is in process for the one asset and the remaining 11 assets are also being actively marketed.

123

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18. Other Assets

18.1 Details of other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Other financial assets
Other receivables	3,442,060	2,398,220
Accrued income	1,462,182	919,963
Guarantee deposits	819,181	870,196
Domestic exchange settlement debits	861,742	989,551
Others	33,899	31,820
Less: Allowances for credit losses	(11,790)	(9,627)
Present value discount	(5,361)	(6,714)

	6,601,913	5,193,409

Other non-financial assets
Other receivables	94	138
Prepaid expenses	207,355	141,572
Guarantee deposits	1,908	2,369
Prepayments	21,456	28,856
Others	43,213	45,822
Less: Allowances for credit losses	(10,926)	(8,546)

	263,100	210,211

	6,865,013	5,403,620

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Other financial assets	Other non- financial assets	Total
Beginning	9,627	8,546	18,173
Provision (reversal)	2,875	2,450	5,325
Write-offs	(1,801)	(70)	(1,871)
Others	1,089	—	1,089

Ending	11,790	10,926	22,716

(In millions of Korean won)	2021
	Other financial assets	Other non- financial assets	Total
Beginning	11,570	9,804	21,374
Provision (reversal)	(954)	125	(829)
Write-offs	(2,344)	(2,762)	(5,106)
Others	1,355	1,379	2,734

Ending	9,627	8,546	18,173

124

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

19. Deposits

Details of deposits as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Demand deposits
Demand deposits in Korean won	147,981,433	174,214,102
Demand deposits in foreign currencies	10,780,079	13,827,895

	158,761,512	188,041,997

Time deposits
Time deposits in Korean won	187,999,054	150,049,246
Time deposits in foreign currencies	15,023,134	7,409,760
Fair value adjustments of fair value hedged time deposits in foreign currencies	(8,592)	(1,319)

	203,013,596	157,457,687

Certificates of deposits	6,325,876	4,115,688

	368,100,984	349,615,372

20. Borrowings

20.1 Details of borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
General borrowings	35,556,621	28,986,380
Bonds sold under repurchase agreements and others	4,820,795	556,036
Call money	3,287,254	1,531,492

	43,664,670	31,073,908

125

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

20.2 Details of general borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25~1.75	8,282,289	7,131,019
	Borrowings from the government	SEMAS and others	0.00~3.23	2,670,867	2,683,056
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.39~2.64	477,788	432,310
	Other borrowings	The Korea Development Bank and others	0.00~5.61	5,229,890	5,294,403

				16,660,834	15,540,788

Borrowings in foreign currencies	Due to banks	BANK OF CHINA SEOUL BRANCH and others	—	18,270	2,146
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~5.75	13,262,415	11,240,278
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.07~5.89	38,249	24,867
	Other borrowings	Standard Chartered Bank and others	0.00~5.54	5,576,853	2,178,301

				18,895,787	13,445,592

				35,556,621	28,986,380

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Bonds sold under repurchase agreements	Individuals, groups, and corporations	2.65~9.75	4,816,995	553,934
Bills sold	Counter sale	1.55~2.00	3,800	2,102

			4,820,795	556,036

20.4 Details of call money as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	Lenders	Annual interest rate (%)	December 31, 2022	December 31, 2021
Call money in Korean won	Mitsui Sumitomo Bank Seoul	2.90~3.23	2,113,500	—
Call money in foreign currencies	STANDARD CHARTERED BANK KOREA LTD. and others	2.80~7.80	1,173,754	1,531,492

			3,287,254	1,531,492

126

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

21. Debentures

21.1 Details of debentures as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2022	December 31, 2021
Debentures in Korean won
Structured debentures	5.65~8.62	30,710	30,910
Subordinated fixed rate debentures	2.02~7.86	4,089,890	5,292,957
Fixed rate debentures	0.99~13.70	10,730,003	8,800,013
Floating rate debentures	1.54~4.01	4,100,000	5,310,000

		18,950,603	19,433,880
Fair value adjustments of fair value hedged debentures in Korean won		(249,629)	(79,877)
Less: Discount on debentures in Korean won		(7,371)	(14,685)

		18,693,603	19,339,318

Debentures in foreign currencies
Floating rate debentures	2.42~5.98	1,312,913	1,948,962
Fixed rate debentures	0.05~6.81	8,120,304	5,596,228

		9,433,217	7,545,190
Fair value adjustments of fair value hedged debentures in foreign currencies		(95,864)	27,952
Less: Discount on debentures in foreign currencies		(31,540)	(21,319)

		9,305,813	7,551,823

		27,999,416	26,891,141

21.2 Changes in debentures based on par value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,910	—	(200)	—	30,710
Subordinated fixed rate debentures	5,292,957	—	(1,203,067)	—	4,089,890
Fixed rate debentures	8,800,013	7,070,000	(5,140,010)	—	10,730,003
Floating rate debentures	5,310,000	4,960,000	(6,170,000)	—	4,100,000

	19,433,880	12,030,000	(12,513,277)	—	18,950,603

Debentures in foreign currencies
Floating rate debentures	1,948,962	755,815	(1,597,630)	205,766	1,312,913
Fixed rate debentures	5,596,228	3,354,673	(1,079,221)	248,624	8,120,304

	7,545,190	4,110,488	(2,676,851)	454,390	9,433,217

	26,979,070	16,140,488	(15,190,128)	454,390	28,383,820

127

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

21.2 Changes in debentures based on par value for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	31,960	—	(1,050)	—	30,910
Subordinated fixed rate debentures	4,464,407	830,000	(1,450)	—	5,292,957
Fixed rate debentures	12,840,014	3,190,000	(7,230,001)	—	8,800,013
Floating rate debentures	1,890,000	5,310,000	(1,890,000)	—	5,310,000

	19,226,381	9,330,000	(9,122,501)	—	19,433,880

Debentures in foreign currencies
Floating rate debentures	1,353,472	810,920	(350,235)	134,805	1,948,962
Fixed rate debentures	4,064,394	2,324,834	(1,134,986)	341,986	5,596,228

	5,417,866	3,135,754	(1,485,221)	476,791	7,545,190

	24,644,247	12,465,754	(10,607,722)	476,791	26,979,070

22. Provisions

22.1 Details of provisions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Provisions for credit losses of unused loan commitments	159,211	145,922
Provisions for credit losses of acceptances and guarantees	150,140	120,332
Provisions for restoration costs	135,477	128,407
Others	49,410	27,131

	494,238	421,792

128

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	92,372	53,550	—	26,626	82,169	11,537
Transfer between stages:
Transfer to 12-month expected credit losses	22,750	(22,720)	(30)	1,144	(1,144)	—
Transfer to lifetime expected credit losses	(15,235)	15,327	(92)	(345)	1,006	(661)
Impairment	(126)	(460)	586	(9)	(142)	151
Provision (reversal) for credit losses	1,614	10,837	(464)	(4,527)	33,994	(3,262)
Others (exchange differences, etc.)	453	849	—	628	2,841	134

Ending	101,828	57,383	—	23,517	118,724	7,899

(In millions of Korean won)	2021
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	80,668	78,064	—	32,818	14,838	14,328
Transfer between stages:
Transfer to 12-month expected credit losses	24,962	(24,960)	(2)	3,958	(203)	(3,755)
Transfer to lifetime expected credit losses	(14,460)	14,579	(119)	(3,972)	3,981	(9)
Impairment	(131)	(355)	486	(10)	(85)	95
Provision (reversal) for credit losses	414	(14,173)	(365)	(7,700)	64,190	711
Others (exchange differences, etc.)	919	395	—	1,532	(552)	167

Ending	92,372	53,550	—	26,626	82,169	11,537

129

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

22.3 Changes in provisions for restoration costs for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Beginning	128,407	131,674
Provision	6,336	5,879
Reversal	1,261	(1,016)
Used	(12,411)	(12,541)
Unwinding of discount	2,363	1,369
Effect of changes in discount rate	9,521	3,042

Ending	135,477	128,407

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	43	3,062	7,626	5,365	11,035	27,131
Provision (reversal)	84	2,666	19	(2,112)	26,578	27,235
Used and others	(81)	(2,934)	(4)	—	(1,937)	(4,956)

Ending	46	2,794	7,641	3,253	35,676	49,410

(In millions of Korean won)	2021
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	35	3,008	7,647	6,426	14,627	31,743
Provision (reversal)	77	3,429	24	(1,061)	(4,115)	(1,646)
Used and others	(69)	(3,375)	(45)	—	523	(2,966)

Ending	43	3,062	7,626	5,365	11,035	27,131

130

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

- The Bank has the obligation to pay the agreed benefits to all its current and former employees.

- The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,831,126	(1,692,621)	138,505
Current service cost	163,208	—	163,208
Interest expense (income)	46,853	(43,392)	3,461
Remeasurements:
Actuarial gains and losses by experience adjustments	9,041	—	9,041
Actuarial gains and losses by changes in demographic assumptions	41,988	—	41,988
Actuarial gains and losses by changes in financial assumptions	(351,203)	—	(351,203)
Return on plan assets (excluding amounts included in interest income)	—	54,808	54,808
Contributions by the Bank	—	(360,000)	(360,000)
Payments from plans (benefit payments)	(196,543)	196,543	—
Payments from the Bank	(7,724)	—	(7,724)
Transfer in	5,150	(4,516)	634
Transfer out	(7,052)	7,052	—
Effect of exchange differences	(16)	—	(16)

Ending	1,534,828	(1,842,126)	(307,298)

131

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,734,103	(1,583,368)	150,735
Current service cost	153,334	—	153,334
Interest expense (income)	34,075	(31,069)	3,006
Remeasurements:
Actuarial gains and losses by experience adjustments	5,180	—	5,180
Actuarial gains and losses by changes in demographic assumptions	7,330	—	7,330
Actuarial gains and losses by changes in financial assumptions	82,742	—	82,742
Return on plan assets (excluding amounts included in interest income)	—	5,363	5,363
Contributions by the Bank	—	(264,600)	(264,600)
Payments from plans (benefit payments)	(178,937)	178,937	—
Payments from the Bank	(5,120)	—	(5,120)
Transfer in	3,602	(3,067)	535
Transfer out	(5,183)	5,183	—

Ending	1,831,126	(1,692,621)	138,505

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Present value of defined benefit obligation	1,534,828	1,831,126
Fair value of plan assets	(1,842,126)	(1,692,621)

Net defined benefit liabilities (assets)	(307,298)	138,505

23.4 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Remeasurements:
Actuarial losses arising from experience adjustments	(9,041)	(5,180)
Actuarial losses arising from changes in demographic assumptions	(41,988)	(7,330)
Actuarial losses arising from changes in financial assumptions	351,203	(82,742)
Return on plan assets (excluding amounts included in interest income)	(54,808)	(5,363)
Income tax effect	(67,476)	27,669

Remeasurements after income tax expense	177,890	(72,946)

132

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

23.5 Details of fair value of plan assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,388,054	1,388,054
Others	—	454,072	454,072

	—	1,842,126	1,842,126

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,374,281	1,374,281
Others	—	318,340	318,340

	—	1,692,621	1,692,621

23.6 Details of significant actuarial assumptions used as of December 31, 2022 and 2021, are as follows:

	December 31, 2022	December 31, 2021
Discount rate (%)	5.20	2.60
Salary increase rate (%)	0.00~5.25	0.00~5.04
Turnover rate (%)	2.30~38.60	1.00~20.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2022, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.05% decrease	3.24% increase
Salary increase rate	0.5%p	3.23% increase	3.06% decrease
Turnover rate	0.5%p	0.24% increase	0.26% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

133

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2022, are as follows:

(In millions of Korean won)

	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	162,720	215,188	650,944	1,151,476	6,256,181	8,436,509

The weighted average duration of the defined benefit obligation is 7.34 and 9.41 years as of December 31, 2022 and 2021, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2022 is ~~W~~ 360,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Other financial liabilities
Other payables	3,615,980	2,555,217
Prepaid card and debit card payables	1,840	1,237
Accrued expenses	2,915,891	1,679,327
Financial guarantee contracts liabilities	78,732	106,298
Deposits for letter of guarantees and others	1,099,789	373,633
Domestic exchange settlement credits	1,734,905	5,121,689
Foreign exchange settlement credits	248,826	167,898
Due to trust accounts	6,327,070	7,204,168
Liabilities incurred from agency relationships	513,621	739,276
Account for agency business	241,910	423,798
Lease liabilities	328,707	336,845
Others	51,054	477,301

	17,158,325	19,186,687

Other non-financial liabilities
Other payables	1,053,097	660,409
Unearned revenue	94,424	51,193
Accrued expenses	528,850	456,491
Withholding taxes	133,917	105,802
Others	46,566	55,116

	1,856,854	1,329,011

	19,015,179	20,515,698

134

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won and in number of shares)	Ordinary shares
	December 31, 2022	December 31, 2021
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Issuance date	Maturity		Interest rate (%)	December 31, 2022	December 31, 2021
Amortized Conditional Capital	July 2, 2019	Permanent	[1]	4.35	574,523	574,523
Securities	June 23, 2022	Permanent	[2]	4.89	299,327	—

[1]	Above hybrid securities are early redeemable by the Bank after 5 years from the issuance date and each interest payment date thereafter.
[2]	Early redeemable by the Bank only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

135

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Remeasurements of net defined benefit liabilities	(115,124)	(293,014)
Currency translation differences	3,132	5,154
Losses on debt securities measured at fair value through other comprehensive income	(649,850)	(188,161)
Gains on equity securities measured at fair value through other comprehensive income	641,536	1,838,548
Losses on cash flow hedging instruments	33,921	(89)

	(86,385)	1,362,438

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Legal reserves	2,043,654	2,043,008
Regulatory reserve for credit losses	2,715,060	2,434,041
Voluntary reserves	17,648,780	16,653,881
Unappropriated retained earnings	3,116,895	2,307,783

	25,524,389	23,438,713

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

136

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25.5.2 Statement of appropriation of retained earnings (draft)

(Expected date of appropriation for 2022: March 23, 2023)

(Date of appropriation for 2021: March 24, 2022)

(In millions of Korean won)	2022	2021
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	53	78
Interim dividend	—	—
Dividends on hybrid securities	(34,400)	(24,144)
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	243,022	(231,509)
Profit for the year	2,908,220	2,563,358

	3,116,895	2,307,783

Transfer from voluntary reserves and others
Revaluation gains on property and equipment	18,054	1,301

	18,054	1,301

Appropriation of retained earnings
Voluntary reserves	1,714,800	996,200
Regulatory reserve for credit losses	70,905	281,019
Cash dividends:	1,346,582	1,031,167
(Dividends (rate) per share: ~~W~~ 3,330 (66.6%) in 2022) (Dividends (rate) per share: ~~W~~ 2,550 (51.0%) in 2021)	1,346,582	1,031,167
Other reserves	2,575	645

	3,134,862	2,309,031

Unappropriated retained earnings to be carried forward	87	53

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Amount before appropriation	2,715,060	2,434,041
Amount estimated to be appropriated	70,905	281,019

	2,785,965	2,715,060

137

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Regulatory reserve for credit losses estimated to be appropriated	70,905	281,019
Adjusted profit after provision of regulatory reserve for credit losses *	2,837,315	2,282,339

*

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Interest income
Securities measured at fair value through profit or loss	183,342	74,761
Loans measured at fair value through profit or loss	14,426	—
Securities measured at fair value through other comprehensive income	653,017	437,629
Loans measured at fair value through other comprehensive income	6,023	3,003
Due from financial institutions measured at amortized cost	56,728	11,220
Securities measured at amortized cost	602,106	277,529
Loans measured at amortized cost	12,126,138	8,449,821
Others	320,242	236,879

	13,962,022	9,490,842

Interest expense
Deposits	3,988,661	1,741,293
Borrowings	564,108	160,071
Debentures	665,059	403,341
Others	184,992	54,822

	5,402,820	2,359,527

Net interest income	8,559,202	7,131,315

Interest income recognized on impaired loans is ~~W~~ 14,880 million and ~~W~~ 16,541 million for the years ended December 31, 2022 and 2021, respectively.

138

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Fee and commission income
Banking activity fees	190,874	188,079
Lending activity fees	65,368	73,515
Credit card related fees	369	685
Debit card related fees	590	568
Agent activity fees	327,986	285,528
Trust and other fiduciary fees	214,159	317,243
Acceptances and guarantees fees	60,465	46,221
Foreign currency related fees	135,312	99,020
Securities agency fees	105,477	147,009
Other business account commission on consignment	36,211	39,178
Others	375,419	375,139

	1,512,230	1,572,185

Fee and commission expense
Trading activity related fees *	16,107	12,820
Lending activity fees	44,833	47,861
Credit card related fees	37,349	28,981
Outsourcing related fees	106,009	104,167
Foreign currency related fees	18,890	14,515
Management fees of written-off loans	12,841	16,324
Contributions to external institutions	27,996	23,574
Others	147,379	135,311

	411,404	383,553

Net fee and commission income	1,100,826	1,188,632

*	Fees from financial instruments at fair value through profit or loss

139

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	530,057	384,721
Equity securities	12,425	17,983

	542,482	402,704

Derivatives held for trading:
Interest rate	7,398,966	3,433,166
Currency	13,646,564	7,022,581
Stock or stock index	9,239	42
Credit	39,646	—
Others	1,443	965

	21,095,858	10,456,754

Financial liabilities at fair value through profit or loss	2,938	1,344
Other financial instruments	251	6,753

	21,641,529	10,867,555

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	800,076	198,781
Equity securities	3,617	1,130

	803,693	199,911

Derivatives held for trading:
Interest rate	6,568,434	3,369,991
Currency	13,870,247	6,905,375
Stock or stock index	6,587	30,862
Credit	36,268	70
Others	1,258	935

	20,482,794	10,307,233

Financial liabilities at fair value through profit or loss	656	613
Other financial instruments	206	6,840

	21,287,349	10,514,597

Net gains on financial instruments at fair value through profit or loss	354,180	352,958

140

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	20	2
Gains on disposal of securities measured at fair value through other comprehensive income	12,968	96,516
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	27,848	41,783
Gains on redemption of securities measured at amortized cost	—	126
Gains on foreign exchange transactions	9,585,658	2,497,063
Dividend income	9,885	17,882
Others	722,923	294,378

	10,359,302	2,947,750

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	2,758	2,172
Losses on disposal of securities measured at fair value through other comprehensive income	30,460	97,990
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	3,022	3,560
Losses on redemption of securities measured at amortized cost	—	6
Losses on foreign exchange transactions	9,506,654	2,452,072
Deposit insurance fee	496,137	460,365
Credit guarantee fund fee	283,906	263,297
Others	965,965	487,245

	11,288,902	3,766,707

Net other operating expenses	(929,600)	(818,957)

141

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Expenses related to employee
Employee benefits - salaries	1,588,321	1,538,106
Employee benefits - welfare	696,824	644,366
Post-employment benefits - defined benefit plans	166,670	156,340
Post-employment benefits - defined contribution plans	15,491	12,111
Termination benefits	272,615	249,850
Share-based payments	15,169	27,995

	2,755,090	2,628,768

Depreciation and amortization	510,059	503,939

Other general and administrative expenses
Rental expense	57,668	57,578
Tax and dues	159,664	123,208
Communication	32,412	28,193
Electricity and utilities	23,618	22,854
Publication	5,669	6,620
Repairs and maintenance	11,430	12,006
Vehicle	6,004	5,573
Travel	7,349	2,519
Training	19,697	13,166
Service fees	138,549	128,084
Supplies	18,662	17,951
Electronic data processing expenses	218,670	173,508
Others	329,796	283,701

	1,029,188	874,961

	4,294,337	4,007,668

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

142

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2022, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 80	Mar. 1, 2020	7,982	Services fulfillment, Total Shareholder Return (TSR) 30~50%, and Company and work performance 50~70%
Series 81	Jan. 1, 2021	139,783	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 85	Jan. 1, 2022	292,777	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 87	Mar. 1, 2022	2,599	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 89	May. 26, 2022	2,363	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		732,091

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2022 (Deferred grants are residual shares vested as of December 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

143

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2022, are as follows:

(In number of shares)

Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	1,292	Satisfied
Stock granted in 2016	Jan. 1, 2016	4,875	Satisfied
Stock granted in 2017	Jan. 1, 2017	1,998	Satisfied
Stock granted in 2018	Jan. 1, 2018	2,109	Satisfied
Stock granted in 2019	Jan. 1, 2019	41,737	Satisfied
Stock granted in 2010	Jan. 1, 2020	89,888	Satisfied
Stock granted in 2021	Jan. 1, 2021	130,331	Satisfied
Stock granted in 2022	Jan. 1, 2022	134,402	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 80	0.00~3.00	3.78%	43,157~50,973	43,157~50,973
Series 81	0.00~3.00	3.78%	35,905~41,289	43,157~50,973
Series 83	0.25~4.00	3.78%	38,660~43,583	41,548~46,663
Series 85	1.00~4.00	3.78%	33,668~37,813	41,548~46,663
Series 86	1.08~5.00	3.78%	35,486~39,839	39,958~44,859
Series 87	1.16~5.00	3.78%	38,957~46,013	43,157~50,973
Series 88	1.20~5.00	3.78%	37,288~41,862	39,958~44,859
Series 89	1.40~5.00	3.78%	40,943~48,358	43,157~50,973
Series 90	1.55~5.00	3.78%	39,554~44,405	39,958~44,859
Series 91	1.65~5.00	3.78%	37,840~42,481	39,958~44,859
Grant deferred in 2016	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2017	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2018	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2019	—	3.78%	—	50,973
Grant deferred in 2020	0.00~1.00	3.78%	—	46,663~50,973
Grant deferred in 2021	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2015	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2016	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2017	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2018	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2019	—	3.78%	—	50,973
Stock granted in 2020	0.00~1.00	3.78%	—	46,663~50,973
Stock granted in 2021	0.00~2.00	3.78%	—	44,859~50,973
Stock granted in 2022	1.00~5.00	3.78%	—	39,958~46,663

The Bank uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

144

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 46,740 million and ~~W~~ 53,577 million as of December 31, 2022 and 2021, respectively, and the compensation costs amounting to ~~W~~ 15,169 million and ~~W~~ 27,995 million were recognized for the years ended December 31, 2022 and 2021, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2022, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00	48
Nov. 8, 2019	14	0.00	6
Dec. 6, 2019	84	0.00	50
Dec. 5, 2019	56	0.00	41
Dec. 31, 2019	87	0.00	43
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.05	15,541
May 12, 2020	46	0.00~0.36	43
Jun. 30, 2020	206	0.00~0.50	147
Aug. 26, 2020	40	0.00~0.65	27
Oct. 29, 2020	160	0.00~0.83	107
Nov. 6, 2020	45	0.00~0.85	37
Nov. 30, 2020	35	0.00~0.92	34
Dec. 2, 2020	57	0.00~0.92	44
Dec. 4, 2020	154	0.00~0.93	110
Dec. 30, 2020	88	0.00~1.00	64
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.04	18,712
Apr. 5, 2021	89	0.00~1.26	53
Jul. 1, 2021	54	0.00~1.50	54
Jul. 2, 2021	11	0.00~1.50	11
Jul. 27, 2021	70	0.00~1.57	63
Nov. 1, 2021	71	0.00~1.84	71
Nov. 16, 2021	53	0.00~1.88	48
Dec. 6, 2021	87	0.00~1.93	87
Dec. 3, 2021	91	0.00~1.92	89
Dec. 30, 2021	76	0.00~2.00	76

145

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.2.2.1 Details of mileage stock as of December 31, 2022, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.04	19,864
Apr. 4, 2022	65	0.00~2.26	65
Apr. 19, 2022	33	0.00~2.30	33
Jul. 1, 2022	62	0.00~2.50	62
Aug. 3, 2022	62	0.00~2.59	62
Aug. 9, 2022	80	0.00~2.61	76
Oct. 19, 2022	55	0.00~2.80	55
Nov. 1, 2022	177	0.00~2.84	177
Dec. 1, 2022	49	0.00~2.92	49
Dec. 12, 2022	114	0.00~2.95	114
Dec. 6, 2022	88	0.00~2.93	88
Dec. 2, 2022	42	0.00~2.92	42
Dec. 15, 2022	42	0.00~2.96	42
Dec. 30, 2022	114	0.00~3.00	114

	80,486		56,449

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2022. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 2,738 million and ~~W~~ 3,465 million as of December 31, 2022 and 2021, respectively. The compensation costs amounting to ~~W~~ 870 million and ~~W~~ 2,116 million were recognized as expenses for the years ended December 31, 2022 and 2021, respectively.

146

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	47,384	11,269
Rental income	22,541	19,238
Dividend income from subsidiaries and associates	14,844	19,057
Others	19,985	77,180

	104,754	126,744

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	1,791	4,809
Donation	62,222	75,330
Restoration costs	2,336	2,743
Others	410,922	38,467

	477,271	121,349

Net other non-operating income (expenses)	(372,517)	5,395

147

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Income tax payable
Current income tax expense	1,280,750	835,456
Adjustments of income tax of prior years recognized in current tax	(125,397)	5,331

	1,155,353	840,787

Changes in deferred income tax assets and liabilities	(534,646)	317,361
Income tax expense of overseas branches	33,245	20,920
Income tax recognized directly in equity:
Net gains or losses on debt instruments at fair value through other comprehensive income	162,928	105,519
Remeasurements of net defined benefit liabilities	(67,476)	27,669
Net gains or losses on equity instruments at fair value through other comprehensive income	466,078	(419,220)
Gains or losses on cash flow hedging instruments	(12,263)	(3,787)

	549,267	(289,819)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(92,181)	87,813
Consolidated tax return effect	(62,854)	(45,308)

Income tax expense	1,048,184	931,754

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Profit before income tax expense	3,956,404	3,495,112
Income tax at the applicable tax rate *	1,077,807	950,794
Non-taxable income	(10,300)	(14,491)
Non-deductible expenses	8,064	11,539
Tax credit and tax exemption	(1,418)	—
Temporary difference for which no deferred tax is recognized	134,361	20,168
Income tax refund for tax of prior years	(135,121)	(17,187)
Income tax expense of overseas branches	33,245	20,920
Effect of tax rate change	(3,630)	—
Consolidated tax return effect	(62,854)	(45,308)
Others	8,030	5,319

Income tax expense	1,048,184	931,754

Income tax expense/Profit before income tax (%)	26.49	26.66

*

Applicable income tax rate for \ 200 million and below is 11%, for over \ 200 million to \ 20 billion is 22%, for over \ 20 billion to \ 300 billion is 24.2% and for over \ 300 billion is 27.5% for the years ended December 31, 2022 and 2021.

148

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Tax payables after offsetting [1,2]	816,447	428,632
Adjustment on consolidated tax payable and others [3]	(62,854)	(45,308)
Consolidated tax return accounts payables [4]	(747,922)	(377,628)

Current tax payable	5,671	5,696

[1]

Current tax assets of ~~W~~ 172,757 million and ~~W~~ 44,942 million due to uncertain tax position and current tax assets of ~~W~~ 14,260 million and ~~W~~ 6,249 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2022 and 2021, respectively.

[2]

Includes income tax payable of ~~W~~ 5,671 million and ~~W~~ 5,696 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2022 and 2021, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2022, amounting to ~~W~~ 1,346,582 million (~~W~~ 3,330 per share) is to be proposed at the general shareholder’s meeting scheduled for March 23, 2023. The Bank’s financial statements as of and for the year ended December 31, 2022, do not reflect this dividend payable.

149

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(293,014)	245,366	—	(67,476)	—	(115,124)
Currency translation differences	5,154	(2,022)	—	—	—	3,132
Gains (losses) on debt securities measured at fair value through other comprehensive income	(188,161)	(927,330)	302,713	162,928	—	(649,850)
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	(1,327,887)	—	466,078	(335,203)	641,536
Losses on cash flow hedging instruments	(89)	43,885	2,388	(12,263)	—	33,921

	1,362,438	(1,967,988)	305,101	549,267	(335,203)	(86,385)

	2021
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(220,068)	(100,615)	—	27,669	—	(293,014)
Currency translation differences	1,197	3,957	—	—	—	5,154
Gains (losses) on debt securities measured at fair value through other comprehensive income	90,025	(386,809)	3,104	105,519	—	(188,161)
Gains on equity securities measured at fair value through other comprehensive income	733,332	1,205,112	—	(419,220)	319,324	1,838,548
Losses on cash flow hedging instruments	(10,073)	11,468	2,303	(3,787)	—	(89)

	594,413	733,113	5,407	(289,819)	319,324	1,362,438

150

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of and for the years ended December 31, 2022 and 2021, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2022	December 31, 2021	2022	2021
Consolidated	4,192,712	4,372,406	122,144	92,012
Unconsolidated (non-guaranteed)	76,695,803	68,491,476	1,996,658	2,002,166

	80,888,515	72,863,882	2,118,802	2,094,178

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Trust segment	Receivables
	Accrued trust fees	70,014	60,116
	Other accrued income	27,376	23,848

		97,390	83,964

	Payables
	Due to trust accounts	2,098,578	1,188,976
	Accrued interest on due to trust accounts	8,727	4,119
	Deposits	686,394	485,126
	Accrued interest on deposits	5,641	1,735

		2,799,340	1,679,956

Custody segment	Receivables
	Accrued trust fees	8,461	7,692
	Payables
	Due to trust accounts	4,228,492	6,015,192
	Accrued interest on due to trust accounts	10,820	3,599

		4,239,312	6,018,791

151

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022	2021
Trust segment	Revenues
	Fees and commissions from trust accounts	176,090	280,563
	Management fees and commissions from retirement pension	30,797	28,387
	Commissions from early termination in trust accounts	13	36

		206,900	308,986

	Expenses
	Interest expenses on due to trust accounts	38,187	12,762
	Interest expenses on deposits	19,655	4,868

		57,842	17,630

Custody segment	Revenues
	Fees and commissions from trust accounts	38,069	36,680
	Expenses
	Interest expenses on due to trust accounts	83,797	20,471

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Trust accounts guaranteeing repayment of principal	Old age pension	1,191	1,316
	Personal pension	1,813,544	1,875,315
	Pension	2,243,064	2,353,669
	Retirement	8,065	8,251
	New personal pension	84,444	87,429
	New old age pension	2,967	3,418
	Retail	10,499	10,939
	Corporate	1,299	1,303
	Installment	13,450	14,796

		4,178,523	4,356,436

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	14,112	15,876
	Unspecified monetary	77	94

		14,189	15,970

		4,192,712	4,372,406

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

There is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2022 and 2021.

152

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

36. Statement of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Cash	2,227,291	2,181,314
Checks issued by other banks	123,163	150,047
Due from the Bank of Korea	15,963,883	16,038,651
Due from other financial institutions	3,981,907	3,998,892

	22,296,244	22,368,904

Deduction:
Restricted due from financial institutions *	(302,456)	(461,003)
Due from financial institutions with original maturities over three months	(644)	(35,860)

	(303,100)	(496,863)

	21,993,144	21,872,041

*

Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows. Detailed information on the effects of this change in accounting policy is described in Note 2.1 Application of Korean IFRS.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022	December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,169,704	15,117,033
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea	794,180	721,618
		Bank Indonesia and others	49,649	39,287

			16,013,533	15,877,938

36.2 Significant non-cash transactions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Write-offs of loans	360,014	391,378
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(461,689)	(278,186)
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(1,197,012)	1,105,216
Changes in financial investments due to debt-for-equity swap	—	327

153

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activities	2022	2021
Income tax paid	Operating	850,021	1,003,334
Interest received	Operating	13,676,404	9,660,267
Interest paid	Operating	4,235,972	2,501,310
Dividends received	Operating	175,630	182,952
Dividends paid	Financing	1,031,167	917,941
Interest (dividends) paid on hybrid securities	Financing	34,399	24,144

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(88,125)	31,073,908	26,891,141	7,204,168	336,844	373,633	65,791,569
Cash flow	33,287	12,013,037	928,113	(877,098)	(156,277)	725,802	12,666,864
New lease and termination	—	—	—	—	140,598	—	140,598
Exchange differences	—	577,429	454,390	—	—	—	1,031,819
Changes in fair values	97,907	—	(293,570)	—	—	—	(195,663)
Other changes from non-cash transactions	(35,349)	296	19,342	—	7,542	354	(7,815)

Ending	7,720	43,664,670	27,999,416	6,327,070	328,707	1,099,789	79,427,372

	2021
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(142,840)	25,099,647	24,690,676	7,715,547	342,811	438,885	58,144,726
Cash flow	5,870	5,338,985	1,839,500	(511,379)	(161,561)	(66,635)	6,444,780
New lease and termination	—	—	—	—	155,594	—	155,594
Exchange differences	—	635,386	476,790	—	—	—	1,112,176
Changes in fair values	41,762	—	(126,418)	—	—	—	(84,656)
Other changes from non-cash transactions	7,083	(110)	10,593	—	—	1,383	18,949

Ending	(88,125)	31,073,908	26,891,141	7,204,168	336,844	373,633	65,791,569

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

154

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	167,538	136,914
Performance bond	3,476	3,476
Refund guarantees	9,259	27,811
Others	905,934	786,185

	1,086,207	954,386

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	502,217	523,036
Letter of guarantees	78,414	83,089
Bid bond	19,998	18,874
Performance bond	976,008	855,247
Refund guarantees	1,705,796	874,173
Others	3,010,650	1,957,939

	6,293,083	4,312,358

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	5,040	5,040
Acceptances and guarantees for mortgage	94,861	51,053
Overseas debt guarantees	713,431	547,253
International financing guarantees in foreign currencies	181,241	132,114
Other financial guarantees in Korean won	—	50,948

	994,573	786,408

	8,373,863	6,053,152

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	3,024,034	3,515,378
Refund guarantees	1,528,359	833,765

	4,552,393	4,349,143

	12,926,256	10,402,295

155

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.2 Credit qualities of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	6,391,453	1,140	—	6,392,593
Grade 2	1,562,960	10,474	—	1,573,434
Grade 3	100,345	16,290	—	116,635
Grade 4	63,689	215,382	442	279,513
Grade 5	—	4,130	7,558	11,688

	8,118,447	247,416	8,000	8,373,863

Unconfirmed acceptances and guarantees *
Grade 1	3,218,676	844	—	3,219,520
Grade 2	1,035,680	36,879	—	1,072,559
Grade 3	4,685	13,308	—	17,993
Grade 4	1,265	236,687	5	237,957
Grade 5	—	199	4,165	4,364

	4,260,306	287,917	4,170	4,552,393

	12,378,753	535,333	12,170	12,926,256

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,564,011	20	—	4,564,031
Grade 2	1,169,192	32,567	—	1,201,759
Grade 3	72,567	46,174	—	118,741
Grade 4	7,651	149,785	214	157,650
Grade 5	—	774	10,197	10,971

	5,813,421	229,320	10,411	6,053,152

Unconfirmed acceptances and guarantees *
Grade 1	3,074,136	3,391	—	3,077,527
Grade 2	971,315	39,224	—	1,010,539
Grade 3	12,039	34,797	—	46,836
Grade 4	11,925	195,794	—	207,719
Grade 5	—	138	6,384	6,522

	4,069,415	273,344	6,384	4,349,143

	9,882,836	502,664	16,795	10,402,295

*	Applied same criteria as the credit qualities classification of loans.

156

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	7,478,656	3,805,384	11,284,040	87.30
Small and medium-sized companies	659,701	483,013	1,142,714	8.84
Public sector and others	235,506	263,996	499,502	3.86

	8,373,863	4,552,393	12,926,256	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,316,222	3,361,712	8,677,934	83.42
Small and medium-sized companies	642,474	641,752	1,284,226	12.35
Public sector and others	94,456	345,679	440,135	4.23

	6,053,152	4,349,143	10,402,295	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	815,133	2,012	817,145	6.32
Manufacturing	3,571,866	3,576,251	7,148,117	55.30
Service	739,166	31,465	770,631	5.96
Wholesale and retail	2,165,401	658,875	2,824,276	21.85
Construction	401,782	47,465	449,247	3.48
Public sector	32,635	81,607	114,242	0.88
Others	647,880	154,718	802,598	6.21

	8,373,863	4,552,393	12,926,256	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	405,916	10,114	416,030	4.00
Manufacturing	2,681,556	2,957,619	5,639,175	54.21
Service	660,908	38,920	699,828	6.73
Wholesale and retail	1,564,145	990,270	2,554,415	24.56
Construction	297,700	38,260	335,960	3.23
Public sector	28,050	99,841	127,891	1.23
Others	414,877	214,119	628,996	6.04

	6,053,152	4,349,143	10,402,295	100.00

157

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.5 Details of commitments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Commitments
Corporate loan commitments	50,380,036	44,524,865
Retail loan commitments	50,974,278	46,795,678
Other commitments in Korean won	1,700,000	1,300,000
Purchase of other securities	5,070,170	4,140,069

	108,124,484	96,760,612

Financial guarantee contracts
Credit line	6,100,082	4,858,585
Purchase of securities	1,809,045	2,926,872

	7,909,127	7,785,457

	116,033,611	104,546,069

158

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.6 Other Matters (including litigation)

The Bank has 36 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of \ 1,016,421 million, and details of pending lawsuits in which the Bank is a defendant as of December 31, 2022, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	53,239

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

				Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-3777) at the written complaint review stage]
Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	The Bank won the case in the first and second trials, and the plaintiff’s appeal (appeal deadline: April 19, 2023) is being monitored.
Expropriation of long-term leasehold rights	1	316,825

The Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against the stakeholders of the real estate in this case, including the Bank, to expropriate the real estate in this case and determine indemnity.

				The Bank submitted the response letter and will proceed with the process in the future.
Others	101	196,068	Others (excluding simple lawsuits related to the collection or management of loans)

	104	662,332

159

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	PRASAC Microfinance Institution Plc.	99.99	Cambodia	Microfinance services
Kookmin Bank	PT Bank KB Bukopin Tbk	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Orient Kwang-yang Co., Ltd. [2]	36.16	Korea	Building of ships
Orient Kwang-yang Co., Ltd.	YoulChon Clean Energy Co., Ltd.	100.00	Korea	Other power generation
Kookmin Bank	Personal pension trust and 10 others [1]	0.00	Korea	Trust
Kookmin Bank	KBL Incheon 1st L.L.C. and 48 others [2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.36	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8 [2]	90.85	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) [2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2 [2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	81.53	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.10 [2]	99.83	Korea	Investment trust

160

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.1 Details of subsidiaries as of December 31, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	KTB Global CREDebt No.52 [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3 [2]	99.01	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF [2]	99.60	Korea	Investment trust
Kookmin Bank	Vestas Investors Private Real Estate Fund Investment Trust No.69-3 [2]	99.52	Korea	Investment trust
Kookmin Bank	KB KBSTAR FKTB 5Y Duration Following ETF [2]	99.60	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2 (USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 10Y Futures ETF [2]	65.13	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1 (Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures ETF [2]	93.77	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 10Y F-LKTB INVERSE ETF [2]	95.53	Korea	Investment trust
Kookmin Bank	KB KBSTAR Nov 2025 Term Credit ETF [2]	65.45	Korea	Investment trust

[1]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Bank holds more than half of the ownership interests of Koreit BN Private Equity Fund and five other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

161

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022			2022

	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period *
Kookmin Bank Cambodia Plc.	677,093	536,616	140,477	40,295	13,581
Kookmin Bank (China) Ltd.	3,666,107	3,164,601	501,506	230,027	(869)
KB Microfinance Myanmar Co., Ltd.	20,111	9,475	10,636	5,379	(1,164)
PRASAC Microfinance Institution Plc.	6,083,323	4,999,794	1,083,529	1,095,307	233,852
PT Bank KB Bukopin Tbk	6,533,161	6,661,179	(128,018)	410,422	(802,084)
KB Bank Myanmar Co., Ltd.	262,478	13,655	248,823	3,252	(1,333)
Personal pension trust and 10 others	4,120,682	4,077,223	43,459	115,566	(76,182)

(In millions of Korean won)	December 31, 2021			2021

	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period *
Kookmin Bank Cambodia Plc.	559,442	440,502	118,940	28,032	11,694
Kookmin Bank (China) Ltd.	3,812,297	3,295,555	516,742	182,989	14,064
KB Microfinance Myanmar Co., Ltd.	16,549	3,507	13,042	6,020	(6,249)
PRASAC Microfinance Institution Plc.	5,128,845	4,329,971	798,874	796,169	205,342
PT Bank KB Bukopin Tbk	6,958,949	6,320,222	638,727	413,973	(272,526)
KB Bank Myanmar Co., Ltd.	242,396	8,409	233,987	480	(3,005)
Personal pension trust and 10 others	4,381,035	4,261,394	119,641	95,531	2,333

*	Includes net profit and loss of the non-controlling interests

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2022
(In millions of Korean won)	Capital commitments	Unused amount
Meritz Private Real Estate Fund No.9-2	63,352	913
KTB Global CREDebt No.52	63,365	12,564
Hyundai Invest KKR Europe Real Estate No.1-3	54,048	19,228
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	81,107	35,139
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	25,346	4,540
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	67,258	53,914
SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD)	82,375	63,650

162

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.3.2 The Bank has provided purchase commitment and credit line to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2022
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,510
KBH the 4th L.L.C.	12,200
Great Forest the 1st L.L.C.	10,200
KBH the 6th L.L.C.	50,106
Beomuh Landmark the 2nd L.L.C.	45,600
K Plus the 1st L.L.C.	110,279
KB Livv H 1st L.L.C.	30,097
Livv H 1st L.L.C.	50,152
KB Eagles 1st Co., Ltd.	30,097
KB Manchon Harrington Co., Ltd.	6,220
KB Livv l 1st Co., Ltd.	15,188
KB Cheongla Hill Co., Ltd.	60,550
KB Dong-in Central L.L.C.	20,094
KB Eagles 2nd Co., Ltd.	50,182
KBH Steal Co., Ltd.	150,204
KB Penta Co., Ltd.	20,910
KB Great Bear 1st L.L.C.	10,249
Ryan Mobility 1st L.L.C.	50,105
KB Chemical 1st Co., Ltd.	50,158
KB Harim 1st L.L.C.	30,139
KB Eagles 3rd Co., Ltd.	50,164
KB Winchest 1st Co., Ltd.	10,500
KB Dong-in Central 1st L.L.C.	300
LEP 2nd Co., Ltd.	10,000
KB River County L.L.C.	29,000
KB Buamsamjung 1st Co., Ltd.	36,039
Liiv H 2nd Co., Ltd.	30,028
KB Sungnae 1st L.L.C.	65,000
JT Capital 7th Asset Securitization Specialty Company	15,600
KB Landscape 1st L.L.C.	72,900
KB Pride 1st L.L.C.	23,250
KB Pride 2nd L.L.C.	30,184
KB Moonheung 1st Co., Ltd.	160
KB One West 1st Co., Ltd.	1,164
KB Cloud L.L.C.	10,831
K Gowoon Sekyo 1st Co., Ltd.	644
K Gowoon Sekyo 2nd Co., Ltd.	1,341
KB Great29 1st Co., Ltd.	57,600
IDMB UNITED PTE.LTD.	259,797
Liiv H 3rd Co., Ltd.	50,595

163

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.3.3 The Bank has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

NICE WONHO 1st Co., Ltd. and 24 other subsidiaries were newly included in the scope of consolidation, and KB Happy 1st L.L.C. and 28 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2022.

164

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

39. Lease

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in the statements of financial position related to lease as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Right-of-use property and equipment: *
Real estate	328,375	329,314
Vehicles	8,245	7,614
Others	3,552	5,467

	340,172	342,395

Right-of-use intangible assets *	2,602	3,610

	342,774	346,005

Lease liabilities *	328,708	336,845

*	Included in property and equipment, intangible assets, and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Depreciation and amortization of right-of-use assets:
Real estate	179,219	184,235
Vehicles	9,927	10,050
Others	2,423	3,700
Intangible asset	1,007	1,007

	192,576	198,992

Interest expenses on the lease liabilities	7,541	5,568
Expense relating to short-term lease	2,294	2,161
Expense relating to lease of low-value assets that are not short-term lease	2,071	1,873

Total cash outflows for lease for the years ended December 31, 2022 and 2021 are ~~W~~ 160,642 million and ~~W~~ 165,595 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022	December 31, 2021
Up to 1 year	12,290	9,844
1-5 years	16,654	15,980

	28,944	25,824

165

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, subsidiaries, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022	2021
Parent
KB Financial Group Inc.	Fee and commission income	9,493	7,440
	Other non-operating income	1,985	1,638
	Interest expense	6,345	1,708
	Other operating expenses	—	273
	General and administrative expenses	1,262	926
Subsidiaries
Kookmin Bank Cambodia Plc.	Interest income	8,254	1,613
	Fee and commission income	48	37
	Other non-operating income	522	294
Kookmin Bank (China) Ltd.	Interest income	18,236	9,188
	Fee and commission income	311	287
KB Microfinance Myanmar Co., Ltd.	Fee and commission income	117	—
	Reversal of credit losses	4	—
	Other non-operating income	206	177
	Provision for credit losses	—	16
KB Bank Myanmar Co., Ltd.	Other non-operating income	81	104
PRASAC Microfinance Institution Plc.	Interest income	15,348	8,121
	Fee and commission income	1,954	1,160
	Reversal of credit losses	18	—
	Provision for credit losses	—	266
PT Bank KB Bukopin Tbk	Interest income	35,417	2,455
	Fee and commission income	353	1,180
	Reversal of credit losses	—	546
	Provision for credit losses	882	—
Orient Kwang-yang Co., Ltd.	Interest expense	54	—
Trust	Fee and commission income	12,906	9,586
	Interest expense	6,833	1,612
KB Wise Star Private Real Estate Feeder Fund No.1	Fee and commission income	23	23

166

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
Securitization SPE	Interest expense	1	1
Structured entities	Interest income	12,434	1,080
	Fee and commission income	13,407	20,198
	Gains on financial instruments at fair value through profit or loss	1,194	11,478
	Reversal of credit losses	95	38
	Interest expense	3	1
	Losses on financial instruments at fair value through profit or loss	37,628	28,513
	Provision for credit losses	1,408	313
KB Haeorum Private Securities Fund No.83 (Bond) *	Fee and commission income	10	40
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Fee and commission income	4	4
KB Core Blind Private Real Estate Fund No.1	Interest income	290	290
	Fee and commission income	10	10
KB Global Private Real Estate Debt Fund No.3 (USD)	Fee and commission income	3	2
KB Global Private Real Estate Debt Fund No.10	Fee and commission income	8	5
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) *	Fee and commission income	2	10
KB Emerging Markets Dept Private Securities Fund(USD)(Bond) *	Fee and commission income	1	17
Samsung SRA Private Real Estate Investment Trust No.28D	Fee and commission income	3	2
KIM Basic Private Securities Fund No.102 (Bond) *	Fee and commission income	3	13
NH-Amundi Private Securities Investment Trust S5(USD)(BOND)	Fee and commission income	3	1
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	Fee and commission income	4	—
KB Leaders Private Securities Fund No.23(Bond-Derivatives) *	Fee and commission income	3	—
Hanwha ARIRANG 3 Year Korea Treasury Bond Futures ETF [Bond-Derivatives] *	Fee and commission income	2	—
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Gains on financial instruments at fair value through profit or loss	337	—
IDMB UNITED PTE.LTD.	Interest income	63	—
	Fee and commission income	1,887	—
	Provision for credit losses	985	—

167

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	Fee and commission income	—	11
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	Fee and commission income	—	4
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	Fee and commission income	—	7
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	1,663
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	7,571	2,897
	Fee and commission income	26,105	27,878
	Gains on financial instruments at fair value through profit or loss	235,328	92,627
	Other non-operating income	4,613	4,371
	Interest expense	4,533	2,020
	Fee and commission expense	2,177	716
	Losses on financial instruments at fair value through profit or loss	168,852	108,706
	Provision for credit losses	106	146
	Other non-operating expenses	1	—
	General and administrative expenses	3,233	3,242
KB Asset Management Co., Ltd.	Fee and commission income	2,053	1,959
	Gains on financial instruments at fair value through profit or loss	1,050	178
	Interest expense	143	43
	Fee and commission expense	130	—
	Losses on financial instruments at fair value through profit or loss	9	98
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	315	268
	Other non-operating income	34	35
	Interest expense	258	119
	Fee and commission expense	1,641	1,806
KB Investment Co., Ltd.	Fee and commission income	109	126
	Interest expense	1,647	344

168

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Credit Information Co., Ltd.	Fee and commission income	75	71
	Other non-operating income	165	143
	Interest expense	139	69
	Fee and commission expense	18,142	20,933
KB Data System Co., Ltd.	Fee and commission income	788	432
	Other non-operating income	185	182
	Interest expense	164	61
	Other operating expenses	419	349
	General and administrative expenses	110,623	60,374
KB Life Insurance Co., Ltd.	Interest income	83	—
	Fee and commission income	21,447	17,258
	Gains on financial instruments at fair value through profit or loss	14,050	8,154
	Other non-operating income	56	48
	Interest expense	13	11
	Fee and commission expense	579	956
	Losses on financial instruments at fair value through profit or loss	2,060	414
	Other operating expenses	1	—
	Provision for credit losses	224	—
	General and administrative expenses	890	888
KB Kookmin Card Co., Ltd.	Interest income	9,324	4,945
	Fee and commission income	161,910	167,682
	Gains on financial instruments at fair value through profit or loss	2,087	287
	Reversal of credit losses	178	—
	Other non-operating income	1,473	1,682
	Interest expense	722	736
	Fee and commission expense	1,742	1,222
	Losses on financial instruments at fair value through profit or loss	1,399	363
	Provision for credit losses	—	327
	General and administrative expenses	1,469	1,301
KB Savings Bank Co., Ltd.	Fee and commission income	455	984
	Other non-operating income	31	82
	Interest expense	10	16
	General and administrative expenses	3	6

169

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Capital Co., Ltd.	Interest income	2,186	1,529
	Fee and commission income	3,759	2,900
	Reversal of credit losses	—	245
	Other non-operating income	171	155
	Interest expense	248	74
	Fee and commission expense	119	4
	Provision for credit losses	28	—
	General and administrative expenses	—	139
KB Insurance Co., Ltd.	Interest income	569	303
	Fee and commission income	27,195	26,351
	Gains on financial instruments at fair value through profit or loss	137,527	69,366
	Reversal of credit losses	9	—
	Other non-operating income	2,036	1,842
	Interest expense	180	1,226
	Fee and commission expense	3,953	2,983
	Losses on financial instruments at fair value through profit or loss	33,916	1,333
	Other operating expenses	3	3
	Provision for credit losses	—	10
	Other non-operating expenses	—	11
	General and administrative expenses	13,745	13,590
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Interest income	66	46
	Fee and commission income	146	103
	Gains on financial instruments at fair value through profit or loss	33,293	6,968
	Other non-operating income	89	—
	Interest expense	4,045	3,736
	Fee and commission expense	4,136	4,374
	Losses on financial instruments at fair value through profit or loss	638	652
	General and administrative expenses	963	604

170

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB STAR REIT Co., Ltd.	Interest income	374	—
	Fee and commission income	33	—
	Gains on financial instruments at fair value through profit or loss	96	—
	Interest expense	9	—
	Losses on financial instruments at fair value through profit or loss	13,565	—
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	108	119
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	8	9
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Fee and commission income	5	1
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	11	11
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	11	10
KB Global Private Real Estate Debt Fund No.11	Fee and commission income	3	1
KB Global Private Real Estate Debt Fund No.15	Fee and commission income	10	2
KB Global Private Real Estate Debt Fund No.17	Fee and commission income	4	—
KB NA COMPASS Energy Private Special Asset Fund *	Fee and commission income	2	7
KB Star Office Private Real Estate Master Fund No.3	Interest expense	—	3
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	37
	Interest expense	7	5
	Provision for credit losses	1	1
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	16	45
	Gains on financial instruments at fair value through profit or loss	459	1,020
	Losses on financial instruments at fair value through profit or loss	61	280
KB Onkookmin Life Income 20 Feeder Fund (FoFs)	Gains on financial instruments at fair value through profit or loss	—	266
	Losses on financial instruments at fair value through profit or loss	—	48

171

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Onkookmin Life Income 40 Feeder Fund (FoFs)	Gains on financial instruments at fair value through profit or loss	—	261
	Losses on financial instruments at fair value through profit or loss	—	41
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	8
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	2,202	2,502
	Losses on financial instruments at fair value through profit or loss	51	—
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	10	10
	Gains on financial instruments at fair value through profit or loss	9,525	8,580
	Losses on financial instruments at fair value through profit or loss	2,259	536
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Fee and commission income	5	4
KB Global Infrastructure Synergy Private Special Asset Fund	Fee and commission income	5	3
	Gains on financial instruments at fair value through profit or loss	76	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	10	8
	Gains on financial instruments at fair value through profit or loss	2,515	5,722
	Losses on financial instruments at fair value through profit or loss	2,001	759
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	10	8
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	4	—
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Fee and commission income	6	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	8	2
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	23	12

172

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	Fee and commission income	—	4
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	Fee and commission income	1	5
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	Fee and commission income	8	3
	Losses on financial instruments at fair value through profit or loss	510	1,306
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	Fee and commission income	12	2
	Gains on financial instruments at fair value through profit or loss	—	96
	Losses on financial instruments at fair value through profit or loss	15,167	—
KB Korea Short Term Premium Private Securities No.25(USD)(Bond)	Fee and commission income	11	—
	Losses on financial instruments at fair value through profit or loss	2,891	—
KB Korea Short Term Premium Private Securities No.26(USD)(Bond)	Fee and commission income	7	—
	Losses on financial instruments at fair value through profit or loss	1,839	—
KB Korea Short Term Premium Private Securities No.27(USD)(Bond)	Fee and commission income	11	—
	Losses on financial instruments at fair value through profit or loss	3,502	—
KB Korea Short Term Premium Private Securities No.28(USD)(Bond) *	Fee and commission income	10	—
	Losses on financial instruments at fair value through profit or loss	11,191	—
KB Korea Short Term Premium Private Securities No.32(USD)(Bond)	Fee and commission income	5	—
	Gains on financial instruments at fair value through profit or loss	5,377	—
KB Korea Short Term Premium Private Securities No.33(USD)(Bond)	Gains on financial instruments at fair value through profit or loss	1,557	—
KB Multi Alpha Plus Private Fund No.1	Fee and commission income	8	6
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	23	8
KB New Deal Infra Private Special Asset Fund	Fee and commission income	2	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	16	5

173

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Wise Star Private Real Estate No.19	Fee and commission income	6	3
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	514	36
	Losses on financial instruments at fair value through profit or loss	746	175
KB Logistics Blind Private Real Estate Fund No.1	Interest income	1,129	—
	Fee and commission income	48	2
	Provision for credit losses	2	—
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	13	4
	Gains on financial instruments at fair value through profit or loss	74	—
	Losses on financial instruments at fair value through profit or loss	1,761	3,849
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	15	5
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	2	—
KB GK Project Private Special Asset Fund No.3	Fee and commission income	44	—
KB AMP Infra Note Private Special Asset Fund No.14	Fee and commission income	5	—
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	48	—
	Losses on financial instruments at fair value through profit or loss	587	—
KB Duke Private Special Asset Fund	Fee and commission income	4	—
KB Star Reits Private Real Estate Feeder Fund No.1	Fee and commission income	2	—
KB Star Reits Private Real Estate Feeder Fund No.2	Fee and commission income	4	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	1	—
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	1	—
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	1	—
KB Senior Loan Private Fund No.1 *	Fee and commission income	—	1

174

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Fee and commission income	—	3
	Losses on financial instruments at fair value through profit or loss	—	1,614
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Fee and commission income	—	10
	Losses on financial instruments at fair value through profit or loss	—	6,153
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	36
	Interest expense	1	6
	Fee and commission expense	1,996	1,860
	Other operating expenses	15	11
Incheon Bridge Co., Ltd.	Interest income	7,516	4,069
	Fee and commission income	23	22
	Reversal of credit losses	28	444
	Interest expense	517	158
	Fee and commission expense	6	6
	Losses on financial instruments at fair value through profit or loss	4,434	1,374
Kendae Co., Ltd.	Other non-operating expenses	3	—
Dongjo Co., Ltd.	Interest income	9	—
Dae-A Leisure Co., Ltd.	Interest expense	—	2
Skydigital Inc.	Fee and commission income	3	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	1	—
So-Myung Recycling Co., Ltd.	Other non-operating expenses	2	—
TMAPMOBILITY CO.,LTD.	Interest expense	226	—
KB High-Tech Company Investment Fund	Interest expense	3	8
Aju Good Technology Venture Fund	Interest expense	108	27
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	1
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	4	3
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	6	17
KB Global Platform Fund	Interest expense	114	39
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	9	—
KB Digital Platform Fund	Interest expense	116	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	Interest expense	2	5
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	3,098	—
	Interest expense	60	—
	Provision for credit losses	1	—

175

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Fee and commission income	4	4
Food Factory Co., Ltd.	Interest income	80	70
	Fee and commission income	1	—
	Reversal of credit losses	1	6
	Interest expense	6	5
	Fee and commission expense	—	2
BIKDIPEO CO.,LTD.	Interest income	1	—
Banksalad Co., Ltd.	Fee and commission income	36	36
Spark Biopharma Inc.	Interest expense	272	7
UPRISE, Inc.	Interest income	—	5
	Reversal of credit losses	—	1
	Interest expense	3	1
Channel Corporation	Interest expense	43	—
COSES GT Co., Ltd.	Interest income	23	18
	Reversal of credit losses	—	3
	Interest expense	1	1
	Provision for credit losses	3	—
KB No.17 Special Purpose Acquisition Company *	Interest expense	1	14
KB No.18 Special Purpose Acquisition Company *	Interest expense	5	20
KB No.19 Special Purpose Acquisition Company *	Interest expense	5	9
KB No.20 Special Purpose Acquisition Company *	Interest expense	22	15
KB No.21 Special Purpose Acquisition Company	Interest expense	30	—
KB No.22 Special Purpose Acquisition Company	Interest expense	1	—
KB No.23 Special Purpose Acquisition Company	Interest expense	23	—
KB No.24 Special Purpose Acquisition Company	Interest expense	1	—
SwatchOn Inc. *	Fee and commission income	5	8
	Interest expense	5	10
Gomi corporation Inc.	Interest income	61	19
	Fee and commission income	1	—
	Interest expense	2	1
	Provision for credit losses	2	13
S&E bio Co., Ltd.	Interest expense	2	1
Contents First Inc.	Interest income	128	—
	Fee and commission income	1	—
	Interest expense	34	83
	Provision for credit losses	1	—

176

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022	2021
GENINUS Inc. *	Interest expense	12	29
Mantisco Co., Ltd.	Interest expense	1	1
Pin Therapeutics Inc.	Interest expense	110	—
SuperNGine Co., Ltd.	Interest expense	—	1
Desilo Inc.	Interest income	9	1
	Provision for credit losses	—	2
Turing Co., Ltd.	Interest expense	1	1
IGGYMOB Co., Ltd.	Interest expense	1	1
Kukka Co., Ltd.	Interest expense	2	—
Zipdoc Inc.	Interest expense	1	—
TeamSparta Inc.	Interest expense	19	—
Chabot Mobility Co., Ltd.	Interest expense	1	—
Wemade Connect Co., Ltd.	Interest expense	81	—
Nextrade Co., Ltd.	Interest expense	263	—
KB Pre IPO Secondary Venture Fund No.1 *	Interest expense	—	1
Others
Retirement pension	Fee and commission income	1,352	1,338
	Interest expense	39	9

*	Excluded from the Bank’s related party as of December 31, 2022.

177

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent
KB Financial Group Inc.	Other assets	97	71
	Deposits	231,056	518,076
	Other liabilities	828,908	462,800
Subsidiaries
Kookmin Bank Cambodia Plc.	Cash and due from financial institutions	4,192	2,543
	Loans measured at amortized cost (gross amount)	430,882	343,795
	Other assets	3,795	294
	Deposits	2,364	16,042
	Other liabilities	336	180
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	65,523	83,041
	Loans measured at amortized cost (gross amount)	728,698	1,293,871
	Other assets	5,177	5,043
	Deposits	1,960	3,374
	Borrowings	267,164	225,870
KB Microfinance Myanmar Co., Ltd.	Provisions	45	49
	Other liabilities	25	24
KB Bank Myanmar Co., Ltd.	Deposits	383	27,278
	Other liabilities	7	26
PRASAC Microfinance Institution Plc.	Loans measured at amortized cost (gross amount)	419,793	182,271
	Allowances for credit losses	290	298
	Other assets	2,677	1,080
	Provisions	135	146
	Other liabilities	1,967	1,304
PT Bank KB Bukopin Tbk	Cash and due from financial institutions	242,944	—
	Financial assets at fair value through profit or loss	247,956	—
	Loans measured at amortized cost (gross amount)	1,112,350	592,750
	Provisions	860	—
	Other assets	12,073	81
	Deposits	6,158	3,938
	Other liabilities	2,695	—
Orient Kwang-yang Co., Ltd.	Financial assets at fair value through profit or loss	7	—
	Deposits	4,040	—
	Other liabilities	53	—

178

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Trust	Other assets	14,024	29,829
	Other liabilities	519,934	169,910
KB Wise Star Private Real Estate Feeder Fund No.1	Other assets	5	6
Securitization SPE	Deposits	1,014	1,035
Structured entities	Derivative assets	—	1,461
	Loans measured at amortized cost (gross amount)	676,866	69,323
	Allowances for credit losses	1,366	248
	Other assets	345	128
	Derivative liabilities	31,627	11,724
	Deposits	3,735	2,033
	Provisions	316	122
	Other liabilities	3,806	3,311
KB Haeorum Private Securities Fund No.83 (Bond) *	Other assets	—	1
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Other assets	1	1
KB Core Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	10,000	10,000
	Other assets	20	20
KB Global Private Real Estate Debt Fund No.10	Other assets	1	1
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) *	Other liabilities	—	478
KB Emerging Markets Dept Private Securities Fund(USD)(Bond) *	Other assets	—	1
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	62	37
	Other liabilities	122	—
KIM Basic Private Securities Fund No.102 (Bond) *	Other assets	—	2
	Other liabilities	—	101
NH-Amundi Private Securities Investment Trust S5(USD)(BOND) *	Other assets	—	1
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	Other assets	1	—
IDMB UNITED PTE.LTD.	Deposits	241	—
	Provisions	985	—
	Other liabilities	1,547	—

179

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Derivative assets	134,303	43,797
	Loans measured at amortized cost (gross amount)	141,922	124,527
	Allowances for credit losses	358	201
	Other assets	6,186	5,564
	Derivative liabilities	33,258	33,338
	Deposits	863,597	532,759
	Provisions	36	90
	Other liabilities	27,511	26,822
KB Asset Management Co., Ltd.	Other assets	413	422
	Deposits	25,950	13,206
	Other liabilities	16	8
KB Real Estate Trust Co., Ltd.	Other assets	2	3
	Deposits	48,600	103,329
	Other liabilities	358	353
KB Investment Co., Ltd.	Deposits	81,064	100,338
	Other liabilities	707	42
KB Credit Information Co., Ltd.	Deposits	13,430	4,536
	Other liabilities	5,475	5,656
KB Data System Co., Ltd.	Other assets	317	215
	Deposits	19,254	15,416
	Other liabilities	7,362	6,059
KB Life Insurance Co., Ltd.	Derivative assets	773	5,387
	Other assets	1,502	1,519
	Derivative liabilities	2,060	168
	Deposits	788	2,608
	Provisions	224	—
	Other liabilities	1,118	1,346
KB Kookmin Card Co., Ltd.	Derivative assets	—	55
	Loans measured at amortized cost (gross amount)	177,422	71,130
	Allowances for credit losses	207	86
	Other assets	22,600	22,043
	Derivative liabilities	884	—
	Deposits	108,935	71,087
	Provisions	423	724
	Other liabilities	55,121	47,433
KB Savings Bank Co., Ltd.	Other liabilities	606	323
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	35,484	71,130
	Allowances for credit losses	52	156
	Other assets	528	365
	Deposits	708,515	219,311
	Provisions	182	45
	Other liabilities	3,067	3,006

180

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Insurance Co., Ltd.	Derivative assets	137,320	37,098
	Loans measured at amortized cost (gross amount)	18,390	17,958
	Allowances for credit losses	5	3
	Other assets	12,574	15,682
	Derivative liabilities	29,632	3,670
	Deposits	62,199	4,519
	Debentures	—	29,998
	Provisions	7	18
	Other liabilities	13,241	12,820
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Derivative assets	13,582	6,968
	Other assets	3,880	3,815
	Derivative liabilities	642	652
	Deposits	7,779	7,634
	Debentures	30,000	30,000
	Other liabilities	43,878	38,100
KB STAR REIT Co., Ltd.	Other assets	21	—
	Derivative liabilities	8,089	—
	Deposits	35,053	—
	Other liabilities	1	—
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	26	29
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Other assets	2	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund No.1	Other assets	3	3
KB Global Private Real Estate Debt Fund No.11	Other assets	1	—
KB Global Private Real Estate Debt Fund No.15	Other assets	2	2
KB Global Private Real Estate Debt Fund No.17	Other assets	1	—
KB NA COMPASS Energy Private Special Asset Fund *	Other assets	—	1
KB Star Office Private Real Estate Master Fund No.3	Deposits	—	171
	Other liabilities	—	9
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	4	3
	Other assets	13	11
	Deposits	215	532
	Other liabilities	4	1

181

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Global Core Bond Securities Feeder Fund(Bond)	Derivative assets	—	7
	Other assets	2	4
	Derivative liabilities	—	6
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Derivative assets	—	1,378
	Other assets	1	1
	Derivative liabilities	51	—
KB North America Private Real Estate Debt Fund No.3	Derivative assets	2,411	1,221
	Other assets	3	2
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Other assets	1	1
KB Global Infrastructure Synergy Private Special Asset Fund	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Derivative assets	—	3,275
	Other assets	3	2
	Derivative liabilities	2,001	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	—
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Other assets	3	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	2	1
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	7	4
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	Other assets	—	2
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	Other assets	—	2
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	Other assets	—	1
	Derivative liabilities	—	1,306
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	Derivative assets	—	96
	Other assets	—	2
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	Other assets	5	—
	Derivative liabilities	2,891	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	Other assets	3	—
	Derivative liabilities	1,839	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	Other assets	5	—
	Derivative liabilities	3,502	—
KB Korea Short Term Premium Private Securities Fund No.32(USD)(Bond)	Derivative assets	5,377	—
	Other assets	5	—

182

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	Derivative assets	1,557	—
KB Multi Alpha Plus Private Fund No.1	Other assets	2	2
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	6	7
KB New Deal Innovation Fund	Other assets	1	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	2
Hanwha Europe Credit Private Fund No.16	Derivative assets	—	9
(FOF)	Derivative liabilities	744	119
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	52,500	—
	Allowances for credit losses	2	—
	Other assets	374	2
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
	Derivative liabilities	5,096	3,835
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	1	1
KB GK Project Private Special Asset Fund No.3	Other assets	5	—
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	1	—
	Derivative liabilities	479	—
KB Duke Private Special Asset Fund	Other assets	1	—
KB Star Reits Private Real Estate Feeder Fund No.1	Other assets	2	—
KB Star Reits Private Real Estate Feeder Fund No.2	Other assets	4	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	—
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	10,200
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	32,948	37,382
	Loans measured at amortized cost (gross amount)	95,200	114,100
	Allowances for credit losses	8	25
	Other assets	615	423
	Deposits	48,639	35,487
	Provisions	7	18
	Other liabilities	446	99
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	154	17
Iwon Alloy Co., Ltd.	Deposits	1	—
Computerlife Co., Ltd.	Deposits	3	—

183

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Skydigital Inc.	Deposits	10	85
Jo Yang Industrial Co., Ltd.	Deposits	—	1
TMAPMOBILITY CO.,LTD.	Deposits	30,000	—
	Other liabilities	76	—
KB High-Tech Company Investment Fund	Deposits	688	1,504
Aju Good Technology Venture Fund	Deposits	7,222	6,286
	Other liabilities	73	10
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,526	1,524
	Other liabilities	1	—
KB Global Platform Fund	Deposits	19,655	26,823
	Other liabilities	12	5
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	221	260
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—
	Other liabilities	9	—
KB Digital Platform Fund	Deposits	15,000	—
	Other liabilities	2	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	Deposits	—	2,578
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,294	—
	Allowances for credit losses	1	—
	Other assets	3,208	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	10	17
RAND Bio Science Co., Ltd.	Deposits	3	443
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,337	3,545
	Allowances for credit losses	4	4
	Other assets	4	2
	Deposits	664	839
	Other liabilities	1	6
Acts Co., Ltd. *	Deposits	—	154
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	19	—
Spark Biopharma Inc.	Deposits	17,534	6,015
	Other liabilities	91	3
Wyatt Corp.	Deposits	1	1
UPRISE, Inc.	Deposits	27	4,001
CellinCells Co., Ltd.	Deposits	37	38

184

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Channel Corporation	Deposits	3,000	—
	Other liabilities	21	—
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	500	500
	Allowances for credit losses	4	2
	Other assets	2	1
	Deposits	1,213	1,939
KB No.17 Special Purpose Acquisition Company *	Deposits	—	1,687
	Other liabilities	—	12
KB No. 18 Special Purpose Acquisition Company *	Deposits	—	2,077
	Other liabilities	—	12
KB No. 19 Special Purpose Acquisition Company *	Deposits	—	1,013
	Other liabilities	—	5
KB No.20 Special Purpose Acquisition Company *	Deposits	—	1,681
	Other liabilities	—	3
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	—
	Other liabilities	29	—
KB No.22 Special Purpose Acquisition Company	Deposits	1,948	—
KB No.23 Special Purpose Acquisition Company	Deposits	2,205	—
	Other liabilities	22	—
KB No.24 Special Purpose Acquisition Company	Deposits	9,983	—
	Other liabilities	1	—
SwatchOn Inc. *	Deposits	—	686
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,200	2,200
	Allowances for credit losses	15	12
	Other assets	5	4
	Deposits	915	3,188
	Other liabilities	1	1
S&E bio Co., Ltd.	Deposits	6,419	263
	Other liabilities	1	—
4N Inc.	Deposits	5	39
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,017	—
	Allowances for credit losses	1	—
	Other assets	2	—
	Deposits	5,010	12,650
	Other liabilities	21	57
December & Company Inc.	Deposits	1	1
GENINUS Inc. *	Deposits	—	34,415
	Other liabilities	—	2
Mantisco Co., Ltd.	Deposits	623	386
Pin Therapeutics Inc.	Deposits	6,033	—
	Other liabilities	18	—

185

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
G1 Playground Co., Ltd.	Deposits	—	354
SuperNGine Co., Ltd.	Deposits	17	944
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	301
	Allowances for credit losses	2	2
	Deposits	1	168
Turing Co., Ltd.	Deposits	2,788	1,054
IGGYMOB Co., Ltd.	Deposits	254	2,938
ZIPDOC Inc.	Deposits	915	—
TeamSparta Inc.	Deposits	12,502	—
	Other liabilities	6	—
Chabot Mobility Co., Ltd.	Deposits	86	—
Wemade Connect Co., Ltd.	Deposits	10,370	—
	Other liabilities	28	—
Nextrade Co., Ltd.	Deposits	56,202	—
	Other liabilities	263	—
KB Pre IPO Secondary Venture Fund No.1 *	Deposits	—	103
Key management personnel	Loans measured at amortized cost (gross amount)	4,391	3,252
	Allowances for credit losses	2	2
	Other assets	6	3
	Deposits	9,752	9,909
	Provisions	1	1
	Other liabilities	60	27
Others
Retirement pension	Other assets	778	369
	Other liabilities	10,141	5,014

*	Excluded from the Bank’s related party as of December 31, 2022.

40.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	21,927	26,565
	Lease liabilities	26,825	31,814
KB Kookmin Card Co., Ltd.	Right-of-use assets	108	200
	Lease liabilities	29	53
KB Insurance Co., Ltd.	Right-of-use assets	—	3,797
	Lease liabilities	—	3,963
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Right-of-use assets	6,971	9,168
	Lease liabilities	7,021	9,042
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,563	—
	Lease liabilities	3,707	—

186

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Subsidiaries
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KBL Incheon 1st L.L.C.	Notional amount of derivative financial instruments	100,000	100,000
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB INO 2nd L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KB Happy 1st L.L.C. *	Notional amount of derivative financial instruments	—	50,000
KB Socio the 1st L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KB Industry the 1st L.L.C. *	Notional amount of derivative financial instruments	—	10,000
KBST the 1st L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KBH the 4th L.L.C.	Notional amount of derivative financial instruments	12,000	18,000
Great Forest the 1st L.L.C.	Notional amount of derivative financial instruments	8,500	14,500
KBC the 3rd L.L.C. *	Notional amount of derivative financial instruments	—	35,000
KBH the 6th L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Beomuh Landmark the 2nd L.L.C.	Notional amount of derivative financial instruments	30,000	56,000
KB Industry 2nd L.L.C. *	Notional amount of derivative financial instruments	—	10,000
KB Handok the 1st L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KB Heracles the 1st L.L.C. *	Notional amount of derivative financial instruments	—	25,000
K Plus the 1st L.L.C.	Notional amount of derivative financial instruments	200,000	200,000
KB Livv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
Livv H 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Manchon Harrington Co., Ltd.	Notional amount of derivative financial instruments	12,800	14,900
KB Livv l 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000

187

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Cheongla Hill Co., Ltd.	Notional amount of derivative financial instruments	60,000	60,000
KB Dong-in Central L.L.C.	Notional amount of derivative financial instruments	20,000	20,000
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KBH Steal Co., Ltd.	Notional amount of derivative financial instruments	150,000	150,000
KB Great Bear 1st L.L.C.	Notional amount of derivative financial instruments	90,000	90,000
Ryan Mobility 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Chemical 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Eugene 1st Co., Ltd. *	Notional amount of derivative financial instruments	—	10,000
KB Harim 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Eagles 3rd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
LEP 2nd Co., Ltd.	Notional amount of derivative financial instruments	70,000	70,000
KB Buamsamjung 1st Co., Ltd.	Notional amount of derivative financial instruments	35,600	50,000
Liiv H 2nd Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,820,272	2,360,006
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	57,629	163,227
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	126,730	30,000
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,192,657	1,356,044
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Notional amount of derivative financial instruments	258,928	407,653
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	420,280	—
KB Global Core Bond Securities Feeder Fund(Bond)	Notional amount of derivative financial instruments	—	25,796
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	31,683	29,638
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	104,552	293,411

188

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	38,112	60,822
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	Notional amount of derivative financial instruments	—	23,941
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	Notional amount of derivative financial instruments	—	82,985
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	Notional amount of derivative financial instruments	51,554	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	Notional amount of derivative financial instruments	38,653	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	Notional amount of derivative financial instruments	64,632	—
KB Korea Short Term Premium Private Securities Fund No.32(USD)(Bond)	Notional amount of derivative financial instruments	103,538	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	Notional amount of derivative financial instruments	54,494	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	35,081	15,254
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	123,949	136,328
KB ASF Infra Private Special Asset Fund(FoFs)	Notional amount of derivative financial instruments	6,011	—

*	Excluded from the Bank’s related party as of December 31, 2022.

189

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022 [1]
	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	343,795	275,526	208,402	19,963	430,882
Kookmin Bank (China) Ltd.	1,293,871	791,092	1,476,898	120,633	728,698
PRASAC Microfinance Institution Plc.	182,271	529,730	278,720	(13,488)	419,793
PT Bank KB Bukopin Tbk	592,750	8,462,217	7,749,339	54,678	1,360,306
Structured entities [2]	69,323	1,772,167	1,164,208	(416)	676,866
IDMB UNITED PTE.LTD.	—	3,874	3,874	—	—
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	124,527	1,035,932	1,003,576	(14,961)	141,922
KB Insurance Co., Ltd.	17,958	475	3	(40)	18,390
KB Kookmin Card Co., Ltd.	71,130	250,451	147,431	3,272	177,422
KB Capital Co., Ltd.	71,130	—	41,709	6,063	35,484
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	—	52,500	—	—	52,500
Associates
Incheon Bridge Co., Ltd.	151,482	—	18,900	(4,434)	128,148
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	—	150,000	—	(706)	149,294
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,545	1,500	1,707	(1)	3,337
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	2,200	—	—	—	2,200
Desilo Inc.	301	—	—	(1)	300
Contents First Inc.	—	10,000	—	17	10,017
Key management personnel [4]	3,252	1,041	2,038	2,136	4,391

190

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021 [1]
	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	195,840	265,663	138,763	21,055	343,795
Kookmin Bank (China) Ltd.	1,153,280	1,181,944	1,147,335	105,982	1,293,871
PRASAC Microfinance Institution Plc.	136,000	47,420	—	(1,149)	182,271
PT Bank KB Bukopin Tbk	652,800	8,153,850	8,276,953	63,053	592,750
Structured entities [3]	3,929	113,629	48,101	(134)	69,323
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	97,803	829,086	807,840	5,478	124,527
KB Insurance Co., Ltd.	—	18,200	300	58	17,958
KB Kookmin Card Co., Ltd.	36,992	86,033	38,613	(13,282)	71,130
KB Capital Co., Ltd.	54,400	11,441	—	5,289	71,130
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	171,756	—	18,900	(1,374)	151,482
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,193	388	37	1	3,545
UPRISE, Inc.	500	—	500	—	—
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	—	2,200	—	—	2,200
Desilo Inc.	—	300	—	1	301
Key management personnel [4]	4,599	2,432	1,752	(2,027)	3,252

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of KB Happy 1st L.L.C. and 13 others that are excluded from related parties for the year ended December 31, 2022.
[3]	Includes details of KB Display 1st L.L.C. and 10 others that are excluded from related parties for the year ended December 31, 2021.
[4]	Includes loan transactions that occurred before they became related parties.

191

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	518,076	950,000	950,000	(287,020)	231,056
Subsidiaries
Kookmin Bank Cambodia Plc.	Deposits	16,042	—	—	(13,678)	2,364
Kookmin Bank (China) Ltd.	Deposits	3,374	—	—	(1,414)	1,960
	Borrowings	225,870	—	—	41,294	267,164
KB Bank Myanmar Co., Ltd.	Deposits	27,278	—	—	(26,895)	383
PT Bank KB Bukopin Tbk	Deposits	3,938	—	—	2,220	6,158
Securitization SPE	Deposits	1,035	—	—	(21)	1,014
Structured entities	Deposits	2,033	—	—	1,702	3,735
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	37	—	—	25	62
Orient Kwang-yang Co., Ltd.	Deposits	—	3,621	3,571	3,990	4,040
IDMB UNITED PTE.LTD.	Deposits	—	—	—	241	241
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	532,759	109,580	75,000	296,258	863,597
KB Asset Management Co., Ltd.	Deposits	13,206	—	—	12,744	25,950
KB Real Estate Trust Co., Ltd.	Deposits	103,329	—	—	(54,729)	48,600
KB Investment Co., Ltd.	Deposits	100,338	195,000	203,000	(11,274)	81,064
KB Credit Information Co., Ltd.	Deposits	4,536	5,599	1,425	4,720	13,430
KB Data System Co., Ltd.	Deposits	15,416	9,500	10,500	4,838	19,254
KB Life Insurance Co., Ltd.	Deposits	2,608	—	—	(1,820)	788
KB Kookmin Card Co., Ltd.	Deposits	71,087	22,000	22,000	37,848	108,935
KB Capital Co., Ltd.	Deposits	219,311	—	—	489,204	708,515
KB Insurance Co., Ltd.	Deposits	4,519	—	—	57,680	62,199
	Debentures	29,998	—	30,000	2	—
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Deposits	7,634	—	—	145	7,779
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	171	—	—
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	318	1	215
KB STAR REIT Co., Ltd.	Deposits	—	—	—	35,053	35,053

192

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022
		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	—	—	17,689	27,889
Incheon Bridge Co., Ltd.	Deposits	35,487	29,217	15,000	(1,065)	48,639
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	17	—	—	137	154
Iwon Alloy Co., Ltd.	Deposits	—	—	—	1	1
Computerlife Co., Ltd.	Deposits	—	—	—	3	3
Skydigital Inc.	Deposits	85	—	—	(75)	10
Jo Yang Industrial Co., Ltd.	Deposits	1	—	—	(1)	—
KB High-Tech Company Investment Fund	Deposits	1,504	—	—	(816)	688
Aju Good Technology Venture Fund	Deposits	6,286	6,577	3,840	(1,801)	7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	—	—	(587)	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	—	—	(1,414)	674
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	—	—	2	1,526
KB Global Platform Fund	Deposits	26,823	—	—	(7,168)	19,655
WJ Private Equity Fund No.1	Deposits	260	—	—	(39)	221
TMAPMOBILITY CO.,LTD.	Deposits	—	80,000	50,000	—	30,000
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400	—	—	1,400
KB Digital Platform Fund	Deposits	—	59,000	44,000	—	15,000
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	2,578	—	2,578	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	17	—	—	(7)	10
RAND Bio Science Co., Ltd.	Deposits	443	—	—	(440)	3
Food Factory Co., Ltd.	Deposits	839	511	1,018	332	664
Acts Co., Ltd. [2]	Deposits	154	—	—	(154)	—
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	—	300	300	19	19
Spark Biopharma Inc.	Deposits	6,015	41,165	27,539	(2,107)	17,534

193

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022
		Beginning	Borrowing	Repayment	Others [1]	Ending
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	4,001	—	—	(3,974)	27
CellinCells Co., Ltd.	Deposits	38	—	—	(1)	37
COSES GT Co., Ltd.	Deposits	1,939	—	—	(726)	1,213
KB No.17 Special Purpose Acquisition Company [2]	Deposits	1,687	—	1,546	(141)	—
KB No.18 Special Purpose Acquisition Company [2]	Deposits	2,077	—	2,016	(61)	—
KB No.19 Special Purpose Acquisition Company [2]	Deposits	1,013	—	1,000	(13)	—
KB No.20 Special Purpose Acquisition Company [2]	Deposits	1,681	—	1,534	(147)	—
KB No.21 Special Purpose Acquisition Company	Deposits	—	2,000	—	263	2,263
KB No.22 Special Purpose Acquisition Company	Deposits	—	—	—	1,948	1,948
KB No.23 Special Purpose Acquisition Company	Deposits	—	2,133	—	72	2,205
SwatchOn Inc. [2]	Deposits	686	—	—	(686)	—
Gomi corporation Inc.	Deposits	3,188	—	—	(2,273)	915
S&E bio Co., Ltd.	Deposits	263	50	—	6,106	6,419
4N Inc.	Deposits	39	—	—	(34)	5
Contents First Inc.	Deposits	12,650	10,000	16,000	(1,640)	5,010
December & Company Inc.	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	34,415	—	—	(34,415)	—
Mantisco Co., Ltd.	Deposits	386	—	—	237	623
Pin Therapeutics Inc.	Deposits	—	21,000	16,200	1,233	6,033
G1 Playground Co., Ltd.	Deposits	354	—	—	(354)	—
SuperNGine Co., Ltd.	Deposits	944	—	—	(927)	17
Desilo Inc.	Deposits	168	—	—	(167)	1
Turing Co., Ltd.	Deposits	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	Deposits	2,938	—	—	(2,684)	254
KB Pre IPO Secondary Venture Fund No.1 [2]	Deposits	103	—	—	(103)	—
ZIPDOC Inc.	Deposits	—	—	—	915	915
TeamSparta Inc.	Deposits	—	9,000	4,000	7,502	12,502
Chabot Mobility Co., Ltd.	Deposits	—	—	—	86	86
Wemade Connect Co., Ltd.	Deposits	—	11,010	3,267	2,627	10,370
Wise Asset Management Co., Ltd	Deposits	—	6	6	—	—
Channel Corporation	Deposits	—	6,000	3,000	—	3,000
KB No.24 Special Purpose Acquisition Company Co., Ltd.	Deposits	—	—	—	9,983	9,983
Nextrade Co., Ltd.	Deposits	—	56,200	—	2	56,202
Key management personnel [3]	Deposits	9,909	14,214	12,345	(2,026)	9,752

194

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2021
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	23,084	200,000	200,000	494,992	518,076
Subsidiaries
Kookmin Bank Cambodia Plc.	Deposits	2,584	—	—	13,458	16,042
Kookmin Bank (China) Ltd.	Deposits	2,278	—	—	1,096	3,374
	Borrowings	70,557	—	—	155,313	225,870
KB Bank Myanmar Co., Ltd.	Deposits	—	—	—	27,278	27,278
PT Bank KB Bukopin Tbk	Deposits	—	—	—	3,938	3,938
Securitization SPE	Deposits	1,043	—	—	(8)	1,035
Structured entities	Deposits	1,096	—	—	937	2,033
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	11	—	—	26	37
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	464,584	75,000	157,117	150,292	532,759
KB Asset Management Co., Ltd.	Deposits	6,915	—	—	6,291	13,206
KB Real Estate Trust Co., Ltd.	Deposits	71,261	—	—	32,068	103,329
KB Investment Co., Ltd.	Deposits	93,970	236,000	234,000	4,368	100,338
KB Credit Information Co., Ltd.	Deposits	5,340	2,231	2,025	(1,010)	4,536
KB Data System Co., Ltd.	Deposits	17,561	9,500	12,500	855	15,416
KB Life Insurance Co., Ltd.	Deposits	2,085	—	—	523	2,608
KB Kookmin Card Co., Ltd.	Deposits	91,586	22,000	25,500	(16,999)	71,087
KB Capital Co., Ltd.	Deposits	190,331	—	—	28,980	219,311
KB Insurance Co., Ltd.	Deposits	3,365	—	—	1,154	4,519
	Debentures	29,994	—	—	4	29,998
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Deposits	303	—	—	7,331	7,634
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	—	—	171
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	—	—	532

195

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2021
		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	—	1,000	(8,782)	10,200
Incheon Bridge Co., Ltd.	Deposits	39,520	15,000	20,000	967	35,487
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	636	—	479	(140)	17
Skydigital Inc.	Deposits	15	—	—	70	85
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	(1)	1
KB High-Tech Company Investment Fund	Deposits	12,695	—	—	(11,191)	1,504
Aju Good Technology Venture Fund	Deposits	3,093	3,840	1,442	795	6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	—	—	(19)	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	—	—	287	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	—	—	(6,573)	1,524
KB Global Platform Fund	Deposits	20,197	—	—	6,626	26,823
Neomio Corp. [2]	Deposits	535	—	—	(535)	—
WJ Private Equity Fund No.1	Deposits	349	—	—	(89)	260
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	4,255	—	1,770	93	2,578
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company [2]	Deposits	1,711	1,546	1,525	(45)	1,687
KB No.18 Special Purpose Acquisition Company [2]	Deposits	2,101	2,016	2,063	23	2,077
KB No.19 Special Purpose Acquisition Company [2]	Deposits	1,053	1,000	1,000	(40)	1,013
KB No.20 Special Purpose Acquisition Company [2]	Deposits	1,716	1,534	1,522	(47)	1,681
RAND Bio Science Co., Ltd.	Deposits	693	—	400	150	443

196

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2021
		Beginning	Borrowing	Repayment	Others [1]	Ending
Food Factory Co., Ltd.	Deposits	1,555	507	500	(723)	839
Acts Co., Ltd. [2]	Deposits	18	—	—	136	154
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	1	—	—	(1)	—
Wyatt Corp.	Deposits	1	—	—	—	1
Stratio, Inc.	Deposits	13	—	—	(13)	—
UPRISE, Inc.	Deposits	11	—	—	3,990	4,001
CellinCells Co., Ltd.	Deposits	260	—	—	(222)	38
COSES GT Co., Ltd.	Deposits	292	—	—	1,647	1,939
SwatchOn Inc. [2]	Deposits	3,947	200	3,501	40	686
Gomi corporation Inc.	Deposits	37	—	—	3,151	3,188
S&E bio Co., Ltd.	Deposits	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1 [2]	Deposits	629	—	—	(526)	103
4N Inc.	Deposits	76	—	—	(37)	39
Contents First Inc.	Deposits	1,823	20,000	11,000	1,827	12,650
December & Company Inc.	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	13,630	—	5,000	25,785	34,415
Mantisco Co., Ltd.	Deposits	—	—	—	386	386
Spark Biopharma Inc.	Deposits	—	1,000	3,000	8,015	6,015
G1 Playground Co., Ltd.	Deposits	—	—	—	354	354
SuperNGine Co., Ltd.	Deposits	—	—	—	944	944
Desilo Inc.	Deposits	—	—	—	168	168
Turing Co., Ltd.	Deposits	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	Deposits	—	—	—	2,938	2,938
Key management personnel [3]	Deposits	9,058	9,974	9,568	445	9,909

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related party as of December 31, 2022.
[3]	Includes borrowing transactions that occurred before they became related parties.

197

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Equity investment and others	Withdrawal and others
Subsidiaries
Orient Kwang-yang Co., Ltd.	7	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	128,833
KB Haeorum Private Securities Fund No.83 (Bond) *	50,000	150,155
Kiwoom Frontier Private Securities Fund No.10 (Bond)	100,000	149,631
Woori SafePlus Private Securities Fund S-8	150,000	150,517
Meritz Private Real Estate Fund No.9-2	7,418	30,163
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	747,309	663,862
KB Core Blind Private Real Estate Fund No.1	—	6,556
KB Global Private Real Estate Debt Fund No.3 (USD)	—	1,216
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) *	50,000	99,163
KB Emerging Markets Dept Private Securities Fund(USD)(Bond) *	—	119,374
Samsung SRA Private Real Estate Investment Trust No.28D	—	927
KIM Basic Private Securities Fund No.102 (Bond) *	50,000	99,844
KB Global Private Real Estate Debt Fund No.10	—	3,503
KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF *	—	100,803
KTB Global CREDebt No.52	15,019	9,758
Hyundai Invest KKR Europe Real Estate No.1-3	10,875	3,120
KBSTAR FKTB 5Y Duration Following ETF	381,392	329,693
NH-Amundi Private Securities Investment Trust S5(USD)(BOND) *	—	43,233
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	25,986	2,215
Samsung KODEX 10Y F-LKTB INV ETF *	120,869	129,467
KB Leaders Private Securities Fund No.23(Bond-Derivatives) *	100,000	98,532
Shinhan Institutional Discretionary Private Security Investment Trust No.1 [Bond-Derivative] *	100,000	100,086
KBSTAR FKTB 5Y Duration Following ETF	233,042	162,951
SAMSUNG KODEX 10Y F-LKTB INVERSE ETF *	99,326	96,524
Hanwha ARIRANG 3 Year Korea Treasury Bond Futures ETF [Bond-Derivatives] *	71,188	69,285
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	21,407	728
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	13,496	74
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-2	12,391	761
KB KBSTAR KTB 10Y Futures ETF	21,989	—
KB KBSTAR KTB 10Y Futures Inverse ETF	46,075	8,514
VI ESG Private Securities Investment Trust No.1 (Bond)	150,000	—
Mirae Asset Tiger S&P500 Inverse Future ETF H *	61,442	28,957
SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD)	19,611	—
KB KBSTAR KTB 3Y Futures ETF	102,214	40,198
KB KBSTAR US Treasury Long Bond Futures Inverse ETF H *	22,854	22,810
KB KBSTAR Nov 2025 Term Credit ETF	50,000	—

198

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	19,510
KB Hope Sharing BTL Private Special Asset Fund	—	1,416
KB Intellectual Property Fund	—	180
KB Star Office Private Real Estate Feeder Fund No.4	—	2,412
KB Global Core Bond Securities Feeder Fund(Bond)	—	42,737
KB New Renewable Energy Private Special Asset Fund No.1	3,492	1,794
KB Mezzanine Private Securities Fund No.3	—	16,240
Koreit BN Private Equity Fund	—	2,440
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	2,452	2,746
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	2,092
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	—	23,985
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	—	36,102
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	—	24,433
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	—	85,433
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond)	47,672	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond)	35,910	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond)	59,980	—
KB Korea Short Term Premium Private Securities Fund No.28(USD)(Bond) *	95,368	108,180
KB Sinansan Line Private Special Asset Fund(SOC)	31,808	2,490
KB New Renewable Green New Deal Private Special Asset No.2	22,350	1,447
KB Multi Alpha Plus Private Fund No.1	—	400
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	20,703	1,959
KB New Deal Infra Private Special Asset Fund	10,199	77
KB Logistics Blind Private Real Estate Fund No.1	25,812	1,463
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	50,000	48,800
KB GK Project Private Special Asset Fund No.3	—	89,410
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	38,828	404
KB Core Blind Private Real Estate Fund No.2	5,107	—
KB Star Reits Private Real Estate Feeder Fund No.2	65,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	20,000	—
KB Korea Short Term Premium Private Securities Fund No.32	107,312	—
KB KBSTAR Nov 2023 Term Credit ETF	180,581	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond)	52,816	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	63,420	—

199

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Equity investment and others	Withdrawal and others
Associates
Future Planning KB Start-up Creation Fund	—	1,700
KB High-Tech Company Investment Fund	—	1,300
Aju Good Technology Venture Fund	—	5,400
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,600
KB-TS Technology Venture Private Equity Fund	—	2,430
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,400
KB SPROTT Renewable Private Equity Fund No.1	9,748	—
KB Global Platform Fund	8,000	6,150
KB Smart Scale Up Fund	12,000	—
KB-KTB Technology Venture Fund	6,000	—
KB Digital Platform Fund	14,000	—
KB-SOLIDUS Healthcare Investment Fund	6,000	—
KB New Deal Innovation Fund	9,600	—
TMAPMOBILITY CO.,LTD.	200,000	—
KB Prime Digital Platform Fund	2,600	—
KB Scale Up Fund II	4,500	—
Associate of Parent
Balhae Infrastructure Company	—	21,177
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	2,497	2,409
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	440	2,044
KB Co-Investment Private Equity Fund No.1	6,320	—
KB-NP Green ESG New Technology Venture Capital Fund	2,805	—

200

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Equity investment and others	Withdrawal and others
Subsidiaries
PRASAC Microfinance Institution Plc.	381,896	—
PT Bank KB Bukopin Tbk	393,543	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	5,160
KB Haeorum Private Securities Fund No.83 (Bond) *	150,000	463,699
Kiwoom Frontier Private Securities Fund No.10 (Bond)	100,000	414,899
Woori SafePlus Private Securities Fund S-8	100,000	254,328
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	—	253,221
Meritz Private Real Estate Fund No.9-2	5,253	33,203
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	1,529,185	1,522,136
KB Core Blind Private Real Estate Fund No.1	—	4,285
KB Global Private Real Estate Debt Fund No.3 (USD)	—	941
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	—	101,958
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	—	101,399
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) *	—	153,251
Samsung KODEX 10Y F-LKTB INV ETF *	515,234	623,842
Samsung SRA Private Real Estate Investment Trust No.28D	—	906
KIM Basic Private Securities Fund No.102 (Bond) *	—	50,365
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	—	35,470
KB Global Private Real Estate Debt Fund No.10	66,750	1,051
KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF *	200,006	—
KTB Global CREDebt No.52	39,476	741
Hyundai Invest KKR Europe Real Estate No.1-3	24,161	—
KBSTAR FKTB 5Y Duration Following ETF	70,254	40,596
NH-Amundi Private Securities Investment Trust S5(USD)(BOND) *	35,151	—
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	18,904	—
Parent’s subsidiaries
PT KB DATA SYSTEMS INDONESIA	145	—
KB Hanbando BTL Private Special Asset Fund No.1	—	20,448
KB Hope Sharing BTL Private Special Asset Fund	—	1,647
KB Intellectual Property Fund	—	476
KB Senior Loan Private Fund No.1 *	—	5,844
KB Star Office Private Real Estate Feeder Fund No.4	—	2,474
KB Global Core Bond Securities Feeder Fund(Bond)	—	22,134
KB New Renewable Energy Private Special Asset Fund No.1	—	1,793
KB Mezzanine Private Securities Fund No.3	22,235	42,562
Koreit BN Private Equity Fund	—	898
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	1,896	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	6,727	1,657

201

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Equity investment and others	Withdrawal and others
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	—	23,660
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	—	71,240
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	22,088	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	33,213	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	22,556	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	71,112	—
KB Sinansan Line Private Special Asset Fund(SOC)	29,156	2,757
KB New Renewable Green New Deal Private Special Asset No.2	12,349	124
KB Multi Alpha Plus Private Fund No.1	10,000	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	33,147	—
KB New Deal Infra Private Special Asset Fund	408	—
KB Logistics Blind Private Real Estate Fund No.1	31,111	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	49,000	—
KB Global Commerce Private Equity Investment Fund	7,000	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	279	9,584
KB GwS Private Securities Investment Trust *	—	147,785
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	9,488
Future Planning KB Start-up Creation Fund	—	2,800
KB High-Tech Company Investment Fund	—	11,450
Aju Good Technology Venture Fund	—	4,769
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400
KB-TS Technology Venture Private Equity Fund	1,650	2,880
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,000	5,400
KB Global Platform Fund	13,500	—
KB-UTC Inno-Tech Venture Fund	3,390	750
KB Pre-IPO New Technology Business Investment Fund No.2	7,500	—
KB Smart Scale Up Fund	27,000	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	12,600	—
KB-SOLIDUS Healthcare Investment Fund	600	—
KB New Deal Innovation Fund	4,000	—
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	7,576	9,039
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,564	—

*	Excluded from the Bank’s related party as of December 31, 2022.

202

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Subsidiaries
KB Microfinance Myanmar Co., Ltd.	Other commitments in foreign currency	15,208	14,226
PRASAC Microfinance Institution Plc.	Loan commitments in foreign currency	152,076	118,550
KB Wise Star Private Real Estate Feeder Fund No.1	Purchase of securities	—	817
Structured entities	Loan commitments in Korean won	11,696	19,827
	Purchase of securities	1,437,844	2,431,472
Meritz Private Real Estate Fund No.9-2	Purchase of securities	913	7,876
KB Core Blind Private Real Estate Fund No.1	Purchase of securities	—	175
KTB Global CREDebt No.52	Purchase of securities	12,564	19,542
Hyundai Invest KKR Europe Real Estate No.1-3	Purchase of securities	19,228	30,069
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	Purchase of securities	35,139	56,882
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Purchase of securities	4,540	—
IDMB UNITED PTE.LTD.	Loan commitments in foreign currency	25,346	—
	Other commitments in foreign currency	234,451	—
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	Purchase of securities	53,914	—
SHINHAN Aim Private Real Estate Fund Investment Trust No.26-C (USD)	Purchase of securities	63,650	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	100,000	—
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,300,000
	Other commitments in foreign currency	44,515	—
KB Capital Co., Ltd.	Other commitments in foreign currency	40,381	13,041
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,528	21,000
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	3,010	6,502
KB Mezzanine Private Securities Fund No.3	Purchase of securities	8,006	8,006

203

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Purchase of securities	1,968	4,343
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	29	27
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	5,301	27,651
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	200,988	232,796
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	3,554	14,287
KB New Deal Infra Private Special Asset Fund	Purchase of securities	7,492	17,692
KB Logistics Blind Private Real Estate Fund No.1	Purchase of securities	—	68,889
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	29
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	94,893	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB-TS Technology Venture Private Equity Fund	Purchase of securities	—	330
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	5,140	14,887
KB Global Platform Fund	Purchase of securities	—	8,000
All Together Korea Fund No.2	Purchase of securities	990,000	—
KB Smart Scale Up Fund	Purchase of securities	7,000	19,000
KB Scale Up Fund II	Purchase of securities	25,500	—
KB-KTB Technology Venture Fund	Purchase of securities	6,000	12,000
KB Digital Platform Fund	Purchase of securities	113,400	127,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	23,400	29,400
KB New Deal Innovation Fund	Purchase of securities	6,400	16,000
KB Prime Digital Platform Fund	Purchase of securities	10,400	—
Associates of Parent Company
Balhae Infrastructure Company	Purchase of securities	6,154	6,154

204

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022	December 31, 2021
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	691	3,188
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	5,096	5,536
KB Co-Investment Private Equity Fund No.1	Purchase of securities	13,680	20,000
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	19,050	—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	12,195	—
Key management personnel	Loan commitments in Korean won	833	808

40.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022	December 31, 2021
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,008	7,561
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	82,354	88,283

40.10 Details of compensation to key management personnel for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022

	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,963	44	1,034	3,041
Registered directors (non-executive)	420	—	—	420
Non-registered directors	9,801	344	7,563	17,708

	12,184	388	8,597	21,169

(In millions of Korean won)	2021

	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,898	84	2,670	4,652
Registered directors (non-executive)	395	—	—	395
Non-registered directors	7,042	405	7,131	14,578

	9,335	489	9,801	19,625

205

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022		December 31, 2021
	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	62,209	62,000	54,143	54,000
KB Life Insurance Co., Ltd.	Securities	25,425	25,000	25,813	25,000
KB Insurance Co., Ltd.	Securities	47,745	50,000	49,982	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

40.13 Details of collateral provided by related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2022	December 31, 2021
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	—	130,000
KB Core Blind Private Real Estate Fund No.1	Real estate	12,000	12,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	129,196	25,135
	Real estate [2]	—	12,000
KB Life Insurance Co., Ltd.	Securities	120,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	250,000	90,000
	Real estate	24,570	24,570
KB Credit Information Co., Ltd.	Time deposits and others	2,228	2,054
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.,)	Securities	18,159	20,008
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	63,000	—
Key management personnel	Time deposits and others	457	745
	Real estate	5,165	3,818

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

206

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As of December 31, 2022, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 7,341,904 million and ~~W~~ 9,642,170 million for the years ended December 31, 2022 and 2021, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 3,791,778 million and ~~W~~ 9,005,607 million for the years ended December 31, 2022 and 2021, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 50,000 million and ~~W~~ 185,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2022 and 2021, respectively.

40.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 42,947 million and ~~W~~ 24,420 million for the years ended December 31, 2022 and 2021, respectively.

40.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

40.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2022, was approved by the board of directors on February 6, 2023.

207

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of Kookmin Bank(“the Bank”), assessed operating status of the Bank’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2022.

The Bank’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Bank effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Bank’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Bank’s ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 24, 2023

Jae Keun Lee,

Chief Executive Officer

Jae Kwan Kim,

Internal Accounting Manager

208

Independent Auditors’

Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Kookmin Bank

We have reviewed the accompanying Operating Status Report of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Bank”) as of December 31, 2022. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, the Bank’s management stated: “Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

We conducted our review in accordance with ICFR Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Operating Status Report of the Internal Control over Financial Reporting is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Bank’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Operating Status Report of the Internal Control over Financial Reporting as of December 31, 2022 is not prepared in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

This report applies to the Bank’s ICFR in existence as of December 31, 2022. We did not review the Bank’s ICFR subsequent to December 31, 2022. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

Notice to Readers This report is annexed in relation to the audit of the financial statements as of December 31, 2022

209

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of Kookmin Bank (“the Bank”), assessed operating status of the Bank’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2022.

The Bank’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Bank effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Bank’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Bank’s ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 24, 2023

Jae Keun Lee,

Chief Executive Officer

Jae Kwan Kim,

Internal Accounting Manager

210